2012 Vistaprint ANNUAL REPORT

Notice of Annual General Meeting of Shareholders | Proxy Statement

Vistaprint empowers millions of people worldwide to
make a living · make a connection · make a difference

…aprint's email marketing is making a huge difference in my revenues!" "As a non-profit organization, we couldn't afford marketing materials if we didn't use … a lifesaver and have enabled us to make a difference to so many lives." "… have become a family tradition. I make them each Christmas to help us remember all the family birthdays and anniversaries." "Vistaprint has been an integral part of our business from day one. The special offers all year long help me save time and money." "Vistaprint has helped me market my company cost effectively and with much success. I love the quality of the postcards." "Quick turnaround, great quality and low cost is always a winner. But service is the glue that makes things stick. Vistaprint has been a terrific resource for both my company and clients." "Our Christmas cards arrived today and they are the best cards we have ever had in our 30 years together! Our anniversary is in January, so these special cards are a gift to ourselves. From the very first customer service … our rating is 10000% satisfaction." "I have one word to describ… s with a limited marketing budget, it's important fo… t customer and I felt the need to let you know how … the best and I won't use any other company. Alon… es are so reasonable. Plus, you have very courteou… nvitations I ordered. The matching envelopes added … knew there was something unique inside. For our fa… ts on the front. Everyone loved them and wanted to kn… technologically savvy, and within a week I had mastered it! There are so many templates to choose from and it's extremely easy to use. I am able to add photographs, a PayPal button, manage my contacts, and even see who opens the email and who doesn't. Vistaprint's email marketing is affordable, easy to use and it looks great!" "I am completely blown away by the quality and short delivery time to get my business cards. Finally, a way to get quality, great service and delivery at an even better price! I'll recommend Vistaprint to everyone I know." "Handwritten thank you notes are so much more personal than just sending an email. My thank you notes are so pretty and I love how they match the envelopes." "I am very pleased with Vistaprint. Thank you for helping me give my business a professional website, business cards and many other marketing supplies that gives me an edge over the competition." "I just received my business cards and they are perfect as usual! Thank you! Keep up the good work guys." "Finding Vistaprint has not only allowed us to create professional looking materials, but has also saved us a lot of money in the process. Now we can do more." "I am truly impressed. Thank you Vistaprint for all you have done. Please continue to move forward with the best in the industry. I choose Vistaprint." "From advertising on my car I have acquired more business than I ever imagined and that is a really neat way to start a new account especially in a new region. So, Vistaprint thanks for keeping me on the road." "The rack cards are a wonderful alternative to brochures. They are direct and to the point. I have used them at trade shows and their eye-catching designs and colors have made them the most popular item that potential customers take away from my table." "I used Vistaprint for my best friend's bridal shower invitations. I was amazed at the quality of the print and the paper stock. They were beautiful!" "Vistaprint's website makes it fast and easy to design and order your own products without breaking the budget. They're the best out there!"

CONTINUED STRONG FINANCIAL AND OPERATING PERFORMANCE

Annual Revenue (Consolidated)
U.S. Dollars in Millions



$1,000
$900
$800
$700
$600
$500
$400
$300
$200
$100
$0
$152.1
$255.9
$400.7
$515.8
$670.0
$817.0
$1,020.3
FY 2006
FY 2007
FY 2008
FY 2009
FY 2010
FY 2011
FY 2012

Diluted Earnings Per Share (Consolidated)
U.S. Dollars



$2.00
$1.75
$1.50
$1.25
$1.00
$0.75
$0.50
$0.25
$0.00
$0.45
$0.60
$0.87
$1.25
$1.49
$1.83
$1.13
FY 2006
FY 2007
FY 2008
FY 2009
FY 2010
FY 2011
FY 2012

Number of Unique Customers (Organic*)
Millions



14
13
12
11
10
9
8
7
6
5
4
3
2
1
0
2.7
4.1
6.2
8.0
9.6
11.4
14.4
FY 2006
FY 2007
FY 2008
FY 2009
FY 2010
FY 2011
FY 2012

Average Bookings Per Unique Customer (Organic*)
U.S. Dollars



$80
$70
$60
$50
$40
$30
$20
$10
$0
$53
$58
$61
$63
$70
$72
$68
FY 2006
FY 2007
FY 2008
FY 2009
FY 2010
FY 2011
FY 2012

*Organic metrics exclude the fiscal 2012 acquisitions of Webs and Albumprinter

Dear Fellow Shareholder:

Fiscal 2012 was a solid year for Vistaprint. We grew 25 percent over the prior year, passed the milestone of $1 billion in annual revenue, and implemented the accelerated growth investments that we first announced on July 28, 2011. The cost of those investments, which are intended to fuel greater customer value, scale advantages, higher organic revenue growth and operationally-based competitive advantage, resulted in a 38 percent year-over-year decrease in U.S. GAAP earnings per share to $1.13. Cash from operations remained robust at $140.6 million.

We strengthened our traditional core business in three broad areas. First, we took foundational steps toward a more customer-centric organization: we extended the availability and reach of our customer service, improved the customer buying experience, reduced the intensity of email marketing, and upgraded the quality of several key products. Second, our marketing teams invested in lifetime value-based advertising to augment our new customer growth. Third, our manufacturing teams accelerated investment in production process improvements, employee training, supply chain management, and engineering so as to improve quality and reliability and to lower unit manufacturing costs.

Beyond our core, we laid foundations for future growth by expanding into market adjacencies. We acquired Albumprinter to bring top-quality photo albums to European customers and Webs to build our strength in digital marketing solutions for small businesses. We closed on the acquisition of assets of Printbell, a small startup in India, and negotiated what became our July 2012 indirect equity investment in Namex in China. Related to these Asian investments, we opened our Singapore office to manage our growing presence in Asia Pacific.

In addition, over the last fiscal year, we began a multi-year ramp of resources throughout our company to ensure the scalability of our business. First, in fiscal 2012, we increased our investment in technology and development by 38 percent, to $129 million. We believe that our technology and our resulting capabilities have been and will remain fundamental drivers of Vistaprint's competitive advantage. Second, we expanded G&A expenditures by almost 49 percent, to $105 million, building our strength in areas such as human resources, legal and finance. We anticipate that we will see leverage in both technology and development and G&A costs over the long term; however, given our ambitious growth plans, our strategy called for these types of up-front investments in our core technology and administrative infrastructure.

We believe our strategy will deliver significant value and in the last year we acted on that belief through our repurchase of almost ten million shares, or 23 percent of the shares that were outstanding as of the end of fiscal 2011.

While we made significant progress over the last year, we must continue to focus on strong execution in order to meet our long-term strategic and financial goals. We expect the next year, fiscal 2013, to be another year of deep investment in our multi-year strategy, and will be working as diligently as ever to deliver greater customer value, to acquire large numbers of new customers, to improve manufacturing, to integrate our investments in adjacent markets, and to further the size and strength of our technology teams.

Importantly, I would like to thank our valued employees for their talent and contribution to our company's success. Vistaprint employs over 3,700 people across 13 countries. Their drive and dedication have built Vistaprint to its currently strong state and will be essential to our future. Because of them, I am confident in our ability to progress toward the goals we have laid out.

My expectations for Vistaprint remain high — as the founder, as the CEO, and as a shareholder. But each successive year of solid results reinforces my belief that we are building a transformational and enduring business that will create great value for our customers, our employees, and our long-term shareholders.

Yours very truly,

Robert S. Keane
Chairman of the Management Board, President and CEO

Special Note Regarding Forward-Looking Statements

The statements in this letter concerning our expectations for the future growth and development of our business and anticipated effects of our strategy and investments constitute forward-looking statements for purposes of the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. Our actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors, including but not limited to those contained in the Risk Factors section of this Annual Report.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended June 30, 2012

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from to

Commission file number 000-51539

Vistaprint N.V.
(Exact Name of Registrant as Specified in Its Charter)

The Netherlands	**98-0417483**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

Hudsonweg 8
5928 LW Venlo
The Netherlands
(Address of Principal Executive Offices) (Zip Code)

Registrant's telephone number, including area code: 31-77-850-7700
Securities Registered Pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Exchange on Which Registered
Ordinary Shares, €0.01 par value	**NASDAQ Global Select Market**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company (as defined in Exchange Act Rule 12b-2).

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐
	Smaller reporting company ☐	(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Exchange Act Rule 12b-2). Yes ☐ No ☑

The aggregate market value of the ordinary shares held by non-affiliates of the registrant was approximately $1.06 billion on December 30, 2011 (the last business day of the registrant's most recently completed second fiscal quarter) based on the last reported sale price of the registrant's ordinary shares on the NASDAQ Global Select Market.

As of August 10, 2012, there were outstanding 34,170,216 ordinary shares, par value €0.01 per share, of Vistaprint N.V.

DOCUMENTS INCORPORATED BY REFERENCE

The registrant intends to file a definitive proxy statement pursuant to Regulation 14A within 120 days of the end of the fiscal year ended June 30, 2012. Portions of such proxy statement are incorporated by reference into Items 10, 11, 12, 13, and 14 of Part III of this Annual Report on Form 10-K.

VISTAPRINT N.V.
ANNUAL REPORT ON FORM 10-K
For the Fiscal Year Ended June 30, 2012

TABLE OF CONTENTS

PART I

Item 1. *Business*

This Annual Report on Form 10-K and the documents that we incorporate by reference in this report contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties and are based on the beliefs and assumptions of our management and information currently available to our management. Use of words such as "believes," "expects," "anticipates," "intends," "plans," "estimates," "goal," "should," "likely" or similar expressions, indicate a forward-looking statement. While we may elect to update these forward-looking statements, we specifically disclaim any obligation to do so, even if our expectations change. Important factors that could cause actual results to differ materially from the forward-looking statements include, but are not limited to, those set forth under the heading "Risk Factors."

Overview

We are a leading online provider of coordinated portfolios of customized marketing products and services to micro businesses worldwide. We offer a broad spectrum of brand identity and promotional products, marketing services and digital solutions. Our product offerings range from business cards, brochures and post cards to customized apparel, invitations and announcements, holiday cards, calendars, direct mail services, promotional gifts, signage, website design and hosting services, and online marketing and creative services. While we focus primarily on micro business marketing products and services, consumers also purchase many of our products, such as invitations and announcements, greeting cards, photo books and calendars.

We offer value to our customers through innovative technology, a broad selection of customized products and services, low pricing and personalized customer service. While we offer a broad selection of designs and formats, we seek to reduce manufacturing complexity and costs by using limited characteristics that can be reconfigured and combined. This reduces our costs versus comparable marketing of products and services produced using traditional methods. This approach has allowed us to successfully penetrate the large, fragmented and geographically dispersed micro business and home and family markets.

We have standardized, automated and integrated the design and production process, from design conceptualization to product shipment and service delivery. Customers can use our proprietary design software to easily create and order full-color, personalized, professional-looking marketing physical and digital products and services, without any prior design training or experience. Customers have access to extensive graphic designs, design templates, photographs and illustrations as well as logo design services and content suggestions. We are also able to automatically match and adapt graphic content from one product format to another, which allows us to generate and display complementary products and services as part of the ordering process.

Our proprietary Internet-based order processing systems receive and store tens of thousands of individual orders on a daily basis and, using complex algorithms, organize these orders for efficient production and delivery to our customers. Through our production technologies and highly automated manufacturing facilities, we are able to significantly reduce the costs and inefficiencies associated with traditional production and can provide customized finished products in as little as two days from design to delivery. During the fiscal year ended June 30, 2012, our customers placed approximately 27.7 million orders.

Our total revenues have grown from $6.1 million for the fiscal year ended June 30, 2001 to $1.0 billion for the fiscal year ended June 30, 2012. The substantial majority of our revenue growth has been organic.

Market and Industry Background

The Marketplace for Micro Business Marketing Products and Services

We focus on providing marketing products and services for the micro business market, generally businesses or organizations with fewer than 10 employees and usually 2 or fewer. We believe that there are approximately 60 million businesses with fewer than 10 employees in the United States, Canada, and the European

Union and that these micro businesses undergo frequent changes with many forming and dissolving each year, creating a large market for business identity products and services in addition to marketing products and services. We also believe that, in response to the growth of the Internet and the emergence of digital production technologies, micro businesses are shifting from traditional suppliers of customized marketing products and media toward online alternatives.

In the past, a business seeking customized marketing products and services could either hire a designer to develop and coordinate the production of marketing materials or produce printed materials themselves using desktop software and an inkjet or laser printer. A designer can produce a professionally coordinated portfolio of marketing products and services, but this is a significantly more costly and time-consuming alternative, whereas traditional self-service typically produces less sophisticated and lower quality output. We believe that neither alternative satisfies the needs of micro businesses, which typically lack the resources or skills to generate satisfactory results using either approach.

Online commerce provides significant advantages and opportunities to micro business customers seeking customized marketing products and services at affordable prices. These customers do not typically need the large quantities that are traditionally required to achieve low per-unit pricing and do not maintain dedicated procurement departments to negotiate pricing effectively. We believe the high price, inconvenience and complexity of traditionally procuring customized marketing products and services have historically dissuaded micro business customers from purchasing these products and services. We believe that the highly fragmented, geographically dispersed nature of the micro business market is ideally suited for Internet-based procurement, as the Internet provides a standardized interface through web browsers, availability seven days a week, 24 hours a day, the ability to offer a wide selection of products and services, and the opportunity to efficiently aggregate individual orders into larger and more efficient production units.

We believe that the micro business market has been underserved by expensive traditional marketing alternatives. Further, we believe that the sophistication of marketing efforts by larger businesses demonstrates to micro business owners the attractiveness of multi-format coordinated marketing portfolios. We also believe there is a significant advantage to combining the Internet's ability to reach these highly fragmented markets with an integrated design and production process that can rapidly deliver sophisticated, high quality marketing products and services. In addition, we believe that coordinated portfolios of marketing products and services can help micro businesses appear more competent and professional, which can enhance their customer relationships and prospects for success.

In fiscal 2012, we acquired Webs, Inc. ("Webs"), a leading provider of do-it-yourself websites, Facebook pages and mobile presence solutions for small businesses. This acquisition is part of our strategy to serve the core micro business market with a broad array of marketing products and services, including digital marketing services. Through its viral "freemium" business model which provides customers base level products free of charge with advanced options available at a premium, Webs' offering enables us to improve our ability to attract new customers with a digital products and cross- and up- sell other digital and physical offerings.

The Marketplace for Customized Products and Services for the Home and Family

While we focus primarily on micro business marketing products and services, many of our product formats are also purchased by consumers seeking customized announcements, greeting cards, calendars, stationery, personalized gifts, photo books and related photo products. In the past, many such products were supplied by an industry comprising print manufacturing wholesalers and local retailers, such as stationery stores. Compared with today's Internet-based alternatives, traditional offerings were relatively limited, prices were significantly higher, and delivery often required longer lead times. Graphic designs were limited and it was rarely possible to incorporate full color photography into the design.

Online commerce combined with digital production technologies provides significant advantages and opportunities to consumers seeking high quality personalized products at affordable prices. The overall market opportunity for these types of products is very large, and we believe it could be a longer-term source of growth even though it is not our primary focus today. Our home and family efforts have gained significant traction in Europe, where the consumer market is highly fragmented. We have invested more in our home and family efforts in

Europe as a result. In North America and Asia Pacific, we primarily market our consumer-oriented products to our existing base of micro business customers, many of whom also have a desire to purchase personalized products for home and family use.

In fiscal 2012, we acquired Albumprinter Holding B.V. ("Albumprinter"), a leading provider of photo books and other photo products to consumers in Europe as part of our strategy to build a foundation for future growth in the home and family market. Photo books are a large and growing part of the market for personalized home and family products in Europe. Prior to this acquisition we outsourced the production of photo books for Europe to a third party.

Value for Customers

We provide our customers with the following benefits:

Low Prices and Small Quantities

We sell custom designed and manufactured products and services in quantities that are appropriate for micro businesses, which can often be a single unit. At the same time, our high volume, highly automated production facilities produce small quantity orders at low cost, allowing us to sell at low prices. Our manufacturing facilities operate in a controlled environment as our quality assurance systems employ principles of world-class manufacturing designed to ensure that we consistently deliver quality products.

Portfolios of Coordinated Marketing Products and Services

Our proprietary, web-based design software uses algorithms to easily and automatically create high quality, personalized, professional looking designs from our portfolio of high quality photographic and illustration stock images, thousands of layouts and templates, dozens of fonts and dozens of color schemes. Customers can also easily incorporate their own uploaded photographs, logos or complete designs. Once a design is complete, we offer our customers a range of matching products and related services, including signage, websites and email marketing, business identity, direct mail services, apparel and promotional gifts.

Broad Range of Products and Services

We offer a broad spectrum of products and services for the business and home and family markets, including:

Paper based

- brochures
- business cards
- data sheets
- desk and wall calendars
- envelopes
- flyers
- folded business cards
- folded cards
- holiday cards
- invitations and announcements
- letterhead
- mailing labels
- note cards and note pads
- personalized notebooks
- personalized stickers
- photo books
- presentation folders
- return address labels
- standard and oversized postcards
- sticky notes

Non-paper based

- banners
- bottle openers
- calculators
- car door magnets
- decals
- drink koozies
- embroidered apparel
- hats
- key chains
- lawn signs
- letter openers
- luggage tags
- magnetic clips
- mouse pads
- mugs
- printed and engraved pens
- refrigerator magnets
- rubber stamps
- rulers
- stress cubes
- t-shirts
- tape measures
- tote bags
- USB flash drives

Digital and Marketing Services

- blogs
- custom Facebook pages
- design tools and content
- email marketing services
- logos
- mailing services
- online CRM tool
- online search profiles
- personalized email domains
- search engine optimization
- website design and hosting

Fast Design to Delivery Turnaround

We design, produce, process and deliver multiple high-quality, customized orders in as little as two days.

Do It Yourself Service and Assisted Service

Our easy to use online tools and design software allow customers to create their own marketing products. Customers who need help during the design or checkout process can access customer service agents via phone, email or chat in multiple languages.

The Customer Design and Purchase Experience

We recognize that our customers have differing needs, skills, and expertise, and we offer a corresponding range of customer service options. Our websites offer a full complement of tools and features allowing customers to create a product design or upload their own complete design, and place an order on a completely self-service basis. Those customers in Dutch, English, French, German, Italian, and Spanish speaking markets who have started the design process but find that they require some guidance or design help can, with the assistance of our customer service, sales and design support personnel, obtain real-time design or ordering assistance. We also offer email support to customers of our other localized websites.

Designing Online

Customers visiting our websites can select the type of product they wish to design from our broad range of available products. When a product type has been selected, the customer can initiate the design process by using our predefined industry styles and theme categories, by entering one or more keywords in our image search tool, or by uploading the customer's own design. If the customer chooses to do a keyword search, our automated design logic will, in real time, create and display to the customer a variety of product templates containing images related to the customer's keyword. When the customer chooses a particular template for personalization, our user-friendly, browser-based application enables the customer to quickly and easily perform a wide range of design and editing functions on the selected design, such as:

- entering and editing text;
- cropping images or entirely replacing images with other images;
- repositioning product elements using conventional drag-and-drop functionality;
- changing fonts or font characteristics;
- uploading customer images or logos;
- changing color schemes; and
- zooming in and out.

Customer Support Experience

We are committed to providing high levels of customer service and support. We offer phone and e-mail support for customers on all of our localized websites through knowledgeable, trained service, sales and design support staff augmented by a robust set of online tools and self-help. Chat is also offered for many of our localized websites.

We have four customer service facilities: Montego Bay, Jamaica; Berlin, Germany; Tunis, Tunisia; and Sydney, Australia. These centers provide phone, email and chat support for customers who speak English, Dutch, German, French, Italian, Spanish, Portuguese, Polish, Czech, Swedish, Norwegian, Finnish, Danish, Turkish and Japanese. In addition we have dedicated customer service support personnel for Webs and Albumprinter products. These facilities were staffed by over 930 customer service, sales and design support employees as of June 30, 2012. Using our proprietary design software applications, combined with voice over internet protocol telephone transmission technology and call center management tools, our agents and designers provide a high quality customer service experience.

Post-Design Check-Out Process

Customers purchasing products check out either via a standard e-commerce self-service shopping basket or by providing their order and payment information via telephone to one of our service agents. We offer a variety of secure payment methods, with the payment options varying to meet the customs and practices of each of our localized sites. These payment alternatives include credit or debit card, PayPal, check, wire transfer or other methods. During the check-out process, customers are also typically presented with offers for additional products and services from us and our marketing partners. Using our automated *VistaMatch* product design capabilities, customers who designed products using our content can be shown automatically generated images of matching products. Each of these automatically generated product offers can be quickly and simply added to the customer's order.

Our Competitive Advantage

We have invested significantly in three core areas to build a strong advantage versus traditional competitors:

- Proprietary technology and intellectual property
- Mass customization manufacturing

- Direct marketing expertise

We have developed a direct-to-customer solution using proprietary Internet-based software technologies to market and merchandise our products and services to our customers as well as standardize, automate and integrate the design and production process, from concept through finished product shipment and service delivery. Our software can match and adapt graphic elements from one product format to another, which allows us to offer a coordinated portfolio of products and services. Automation and integration allow us to provide high quality, custom design products and services at affordable prices for the micro business or home and family.

As of June 30, 2012, we serve customers in more than 120 countries and we have approximately 30 localized websites serving countries in North America, Europe and Asia Pacific. In the year ended June 30, 2012, we generated 53% of our revenues in North America, 41% in Europe and 6% from Asia Pacific. We have production facilities in Canada, the Netherlands, and Australia and marketing offices in the United States, Spain, Australia and India. In fiscal 2013, we are expanding our operations to include a leased production facility in India. Our localization and language map content management system software facilitates our entry into new markets and allows us to make changes to all of our localized websites with the same software and relatively simple, standardized and low-cost procedures.

Proprietary Technology

We rely on our advanced proprietary technology to market to, attract and retain our customers, enable customers to create graphic designs and place orders on our websites, and aggregate and produce multiple orders from all over the world. This technology includes:

Design and Document Creation Technologies

Our design creation technologies enable customers, by themselves or together with the assistance of our design support staff, to design and create high quality marketing materials from their homes or offices. Our document model architecture and technology employs Internet-compatible data structures to define, process and store product designs as a set of separately searchable, combinable and modifiable component elements. In comparison to traditional document storage and presentation technologies, such as bitmap or PDFs, this architecture provides significant advantages in storing, manipulating and modifying design elements, allowing us to generate customized initial and later matching product design options automatically in real time.

Our auto-matching design software algorithmically generates customized product designs in real-time based on key-word searches, enabling professional-looking graphic layouts to be easily and quickly created by customers without graphic arts training.

VistaStudio is our product design and editing software suite that is downloaded to our customer's computer from our server and runs in the customer's browser. This browser-based software provides real-time client-side editing capabilities plus extensive system scalability. A wide variety of layouts, color schemes and fonts are provided and an extensive selection of high quality photographs and illustrations are currently available for use by customers in product design. Customers can also upload their own images and logos for incorporation into their product designs.

Our Internet-based, remote, real-time, co-creativity and project management application and database enables customers and our design agents to cooperatively design a product across the Internet in real-time, while simultaneously engaging in voice communication.

Albumprinter Downloadable and *Online Editors* enable the creation of a wide range of photo products such as calendars, canvas prints, and greeting cards through an intuitive user interface. These editors allow our customers the choice of creating their personalized products on their own computer or utilizing their preferred browser and enable functionality such as auto generated layouts, creation of content, and font selection. Various upgrade options are available for each product.

Our website creation tools enable customers with limited or no technical skills to quickly design and layout websites. Some features available to our customers include adding personal images, maps, electronic payment processing, downloadable files and contact forms. Our products include the following:

- The organic Internet-based website tool by which customers have the ability to personalize their website through the use of the hundreds of different templates categorized by industry and style. Customers seeking to improve their ranking among search engines can modify their content and search keywords through a simple interface. This platform also provides customers with the option to self-manage e-mail marketing solutions for their business.
- The *Webs SiteBuilder* tool is a "what-you-see-is-what-you-get' platform by which customers can customize their websites through the use of a drag-and-drop interface to add rich content. This tool includes an application platform enabling one-click additions of integrated apps like blogs, calendars, web stores, and discussion forums. Customers can also use a simple theme designer to modify any theme to match their brand.

Pagemodo offers small businesses an easy way to create a professional looking custom Facebook page. *Pagemodo* allows customers to select from a variety of templates to create custom tabs for their Fanpage including welcome tabs, lead capture tabs, video tabs, and more. *Pagemodo* also offers a template driven cover image designer that lets customers create cover images for their Facebook pages through a simple click and edit interface.

Pre-Press and Print Production Technologies

Our pre-production and production technologies efficiently process and aggregate customer orders, prepare orders for high-quality production and manage production, addressing and shipment of these orders.

DrawDocs is our automated pre-printing press technology that prepares customer documents received over the Internet for high-resolution printing. *DrawDocs* ensures that the high-resolution press-ready version of the customer's design will produce a product that matches the graphic design that was displayed in the customer's Internet browser.

Our *VistaBridge* technology allows us to efficiently store, process and aggregate tens of thousands of Internet orders every day. The system automates the workflow into our high-volume production facilities by using complex algorithms to aggregate pending individual print jobs having similar printing parameters and combine the compatible orders into a single production run or set of homogenous production runs. The technology calculates the optimal allocation of print orders that will result in the lowest production cost but still ensure on-time delivery. In our fiscal year ended June 30, 2012 we fulfilled approximately 27.7 million orders, and orders often contain multiple customized items, which can result in more than 100,000 individual stored items awaiting production. Our aggregation software regularly scans these pending jobs and analyzes a variety of production characteristics, including quantity, type and format of raw material, color versus black and white, single or double-sided print, delivery date, shipping location, type of production system being used and type of product. For printed products, the *VistaBridge* software then automatically aggregates orders with similar production characteristics from multiple customers into a single document image that is transferred to either a digital press or to an automated plating system that produces offset printing plates. For example, in the case of business cards being printed on large offset presses, up to 143 separate customer orders can be simultaneously printed as a single aggregated print file.

Viper is our workflow and production management software for tracking and managing our worldwide production facilities on a networked basis. *Viper* monitors and manages bar-code driven production batch and order management, pick and pack operations, and addressing and shipping of orders.

Marketing Technologies

We use our marketing technologies to test changes to our websites and new product offers in order to enhance our offerings and customer value proposition. In addition, we automatically generate and display additional products incorporating the customer's initial design, facilitating the cross-sale of related products and services.

Split Run Testing technology assigns our website visitors to test and control groups. Depending on the test group to which a visitor is assigned, he or she can be shown slightly different versions of our website. This technology permits us to evaluate changes to our websites on a relatively small but still statistically significant test group prior to general release. We then use analytics software to correlate the changes on the site with the visitor's browsing and purchasing behavior and to compare our long-term profitability for a given pair of test and control groups. Our testing engine allows us to run hundreds of these tests simultaneously on our websites, reducing the time to take an idea from concept to full deployment and allowing us to quickly identify and roll-out the most promising and profitable ideas and promotions to maximize our long-term customer value proposition.

VistaMatch Software automatically generates and displays one or more additional customized product designs based upon a customer's existing design. Design elements and customer information are automatically transferred to the additional design so that customers do not spend additional time searching for other products or templates or re-entering data. For example, a customer purchasing business cards can automatically be shown matching return address labels, magnets, calendars, T-Shirts, pens, websites and similar products. Each of these automatically generated product offers can be quickly and simply added to the customer's order.

Automated Cross-Sell and Up-Sell technology permits us to show a customer, while the customer is in the process of purchasing a product, marketing offers for one or more additional or related products. We use this technology to dynamically determine the most effective products to offer to customers based on a number of variables including how the customer reached the website, the customer's purchase history, the contents of the customer's shopping basket and the various pages within the website that the customer has visited.

Localization/Language Map is our content management system that permits all of our localized websites, and the changes to those websites, to be managed by the same software engine. Text and image components of our web pages are separated, translated and stored in our managed content database. If a piece of content is reused, the desired content automatically appears in its correct language on all websites, enabling our localized websites, regardless of the language or country specific content, to share a single set of web pages that automatically use the appropriate content, significantly reducing our software installation, deployment and maintenance costs.

Technology Development

We intend to continue developing and enhancing our proprietary and licensed software programs and our manufacturing processes. As of June 30, 2012, more than 520 of our employees were engaged in technology development. Our technology and development expenses were approximately 13%, 12% and 12% of total revenues in the years ended June 30, 2012, 2011, and 2010, respectively.

We have designed our website technologies and infrastructure to scale to accommodate future geographic expansion and growth in the number of customer visits, orders, and product and service offerings. This Internet-based architecture makes our applications highly scalable and offers our customers fast system responsiveness when editing document designs. Our production technologies for aggregating jobs in preparation for manufacturing are designed to readily scale as we grow. The more individual jobs received in a time period, the more efficiently aggregations, or gangs, of similar jobs can be assembled and moved to the printing system, thereby maximizing the efficient use of the production capacity and increasing overall system throughput.

The majority of customer-facing systems infrastructure, web and database servers and all payment operations are hosted in Bermuda and we maintain data centers for backend server operations, uploads and limited pre-sales customer-facing activities in our production facilities. Additionally, we host fulfillment of our electronic offerings from a datacenter facility in Canada and our production facility in the Netherlands and a limited amount on cloud-hosting providers. Our site systems are operated 24 hours a day, seven days a week. We believe our IT solution is highly scalable, requiring only the addition of relatively inexpensive servers and processors.

Security is provided at multiple levels in both our hardware and software. We use 128-bit encryption technology for secure transmission of confidential personal information between customers and our web servers. All customer data is held behind firewalls. In addition, customer payment information is encrypted. We use fraud prevention technology to identify potentially fraudulent transactions.

In addition, we seek to strengthen our manufacturing and supply chain capabilities through engineering disciplines such as automation, manufacturing, facilities and new product design, and process and color control.

Intellectual Property

We seek to protect our proprietary rights through a combination of patent, copyright, trade secret, and trademark law and contractual restrictions, such as confidentiality agreements and proprietary rights agreements. We enter into confidentiality and proprietary rights agreements with our employees, consultants and business partners, and control access to and distribution of our proprietary information.

We currently hold 83 issued patents worldwide, and we continue to file new patent applications around the world. Subject to our continued payment of required patent maintenance fees, our currently issued patents will expire between December 2017 and May 2030. Our primary brand is "Vistaprint," and we hold trademark registrations for the Vistaprint trademark in 38 jurisdictions, including registrations in our major markets in North America, Europe, and Asia Pacific. We also hold trademarks for other brands through which we do business in jurisdictions worldwide.

The content of our websites and our downloadable software tools are copyrighted materials protected under international copyright laws and conventions. These materials are further protected by the Terms of Use posted on each of our websites, which customers acknowledge and accept during the purchase process. We currently own or control a number of Internet domain names used in connection with our various websites, including Vistaprint.com and related names. Most of our localized sites use local country code domain names, such as Vistaprint.it for our Italian site.

From time to time, we are involved in lawsuits or disputes in which third parties claim that we have violated their intellectual property rights. In addition, a third party may claim that we have improperly obtained or used its confidential or proprietary information. You can find more information about the risks relating to our intellectual property rights in Item 1A of Part I, "Risk Factors" in this Annual Report.

Mass Customization Manufacturing

Our high-volume, standardized, scalable production processes are driven by sophisticated proprietary software described above. Our technologies are designed to readily scale as the number of orders received per day increases. As more individual print jobs are received, similar jobs can be aggregated and moved to the printing system more efficiently, thereby optimizing the use of the printing capacity and increasing overall system throughput. Our proprietary workflow and production management software allows us to deliver final products to customers in as few as two days. We believe that our strategy of seeking to automate and systematize our service and production systems enables us to reach and serve small-scale customers more effectively than our competitors.

With the improvements we have made in automating the design and production process, we can produce and ship an order the same day we send it to production, which results in minimal inventory levels and reduced working capital requirements. We can also produce complementary custom products in a timely fashion, allowing us to produce and deliver multi-part orders quickly and efficiently. This allows us to produce high-quality, low-priced products at high margins even though our average order values are low by traditional standards.

As orders are received, we automatically route production jobs, often aggregated by our *VistaBridge* technology, to the type and location of production system that is most appropriate and cost efficient for the type of product ordered. Printed paper products ordered in larger quantities, such as business cards, postcards, letterhead and the like, are typically produced using a single pass on state of the art automated, high-volume, offset, professional quality printing presses. Products produced in smaller quantities or using special materials, such as holiday cards, apparel, signage, invitations, return address labels, photo books and magnets, are typically produced on digital equipment. In most cases, individual orders from multiple customers are aggregated to create larger jobs, allowing multiple orders to be simultaneously produced.

Our proprietary *Viper* software and sophisticated automation solutions combined with software from our suppliers allow us to integrate and automate the manufacturing process. This process includes:

- the pre-press process, during which digital files are transferred directly from our computer servers to the manufacturing system at the appropriate production facility;

- automatic plate loading systems that eliminate all manual steps of offset printing other than a quick insertion and removal of plates;
- automatic ink key setting whereby ink fountain keys, which control color application, are set automatically from an analysis of the pixelized data used to image plates; and
- automated color management, which adjusts digital images prior to printing, assuring that colors match when processed across different printing presses and substrates.

Once printed, individual paper product orders are separated using computerized cutting systems, assembled, packaged, addressed, and shipped to the customer. *Viper* processes and then communicates electronically with shipping carriers, assuring smooth tracking and information flow to the customer until final confirmation of delivery.

Requiring as little as 13 seconds of pre-press, printing, cutting and boxing labor for a typical order of 250 business cards, versus an hour or more for traditional printers, this process enables us to print many high quality customized orders using a fraction of the labor of typical traditional printers. Our quality control systems are designed around the principles of world-class manufacturing to ensure that we consistently deliver high quality products.

Supply Chain Management

We are focused on achieving the lowest total cost of ownership in our strategic sourcing efforts by concentrating on quality, logistics, technology and cost. Our efforts include the procurement of high quality materials and equipment that meet our strict specifications at a low total cost across a growing number of geographic manufacturing locations. Additionally, we work to develop and implement logistics and warehousing strategies to provide a balance of low-cost material availability while limiting our inventory exposure. We believe investing in a strategic supply chain management capability that is tightly integrated with our other manufacturing teams will help us improve efficiency and reduce costs

Sales and Marketing

We have developed expertise in direct marketing to target new customers across various channels and to drive more traffic to our websites, as well as to retain existing customers.

To acquire new customers, we employ sophisticated direct marketing approaches leveraging digital media and technologies as well as traditional media such as direct mail and broadcast. We also acquire customers through channels such as our own permission-based outbound emails, organic search and direct URL type-in. In addition, many of the products that we offer our customers contain the Vistaprint logo and reference our website. Our products, by their nature, are purchased by our customers for the purpose of being further distributed to business or personal contacts. As such, the appearance of our brand on the products yields broad and ongoing distribution and visibility of our brand and presents the opportunity for beneficial viral and word-of-mouth advertising. We have also run television broadcast campaigns in the United States and have tested this channel in other markets.

We have developed tools and techniques for measuring the result of each provider of direct marketing services and of each marketing message or product or service offer. In addition, our customer split-run testing technology allows us to divide prospective or returning customers visiting our websites into sub-groups that are presented with different product and service selections, prices and/or marketing messages. This allows us to test or introduce new products and services on a limited basis, test various price points on products and services or test different marketing messages related to product or service offerings.

We place advertisements on the websites of companies such as eBay and Amazon, contract for targeted e-mail marketing services from vendors such as MyPoints, and contract for placement on leading search engines such as Google and Bing. We maintain affiliate programs with companies under which we permit program members to include hyperlinks to our websites on their sites and in promotional materials and we pay program members for sales generated through those links. We have also entered into a variety of strategic partnerships that facilitate access to customers that would be difficult to reach through traditional direct marketing channels. We focus on cultivating opportunities with strategic importance in the micro business marketplace and seek to partner with companies that have large numbers of well established micro business or home and family customer relationships.

For example, we have developed a scalable capability to address the market of customers who choose to order customized products and services through retail and online properties of office superstores, retailers and copy storefronts, through strategic partnerships with third parties and we have also entered into strategic partnerships with online and software vendors to small businesses. We believe we are positioned to develop additional relationships in similar markets.

In addition, we create co-branded versions of our websites and web landing pages for companies in a variety of industries, such as franchised organizations seeking brand consistency. In general, these arrangements involve payment of a commission or revenue share to these companies for sales of our products and services generated through these websites and web pages.

Competition

The markets for small business marketing products and services and home and family custom products, including the printing and graphic design market, are intensely competitive, highly fragmented and geographically dispersed, with many existing and potential competitors. We compete on the basis of breadth of product offerings, price, convenience, quality, design content, design options and tools, customer and design services, ease of use, and production and delivery speed. It is our intention to offer high quality design, production and marketing services at low price points and in doing so, offer our customers an attractive value proposition. Our current competition includes one or a combination of the following:

- traditional storefront printing and graphic design companies;
- office superstores, drug store chains, food retailers and other major retailers targeting small business and consumer markets;
- wholesale printers;
- online printing and graphic design companies, many of which provide printed products and services similar to ours;
- self-service desktop design and publishing using personal computer software with a laser or inkjet printer and specialty paper;
- email marketing services companies;
- website design and hosting companies;
- suppliers of custom apparel, promotional products and customized gifts;
- online photo product companies;
- Internet firms and retailers; and
- other digital marketing such as social media, search directories, Google Places and other providers.

As we expand our geographic reach, product and service portfolio and customer base, our competition increases. Our geographic expansion creates competition with competitors with a multi-national presence and experienced local vendors. Recent product offerings such as websites, email marketing, apparel and photo products have resulted in new competition as a result of us entering those markets. We encounter competition from large retailers offering a wide breadth of products and highly focused companies concentrated on a subset of our customers or product offerings.

Business Segment and Geographic Information

As of June 30, 2012, our reportable operating segments consist of North America, Europe and Asia Pacific. For more segment and geographic information about our revenues, operating income and long-lived assets, see Item 8 of Part II, "Financial Statements and Supplementary Data — Note 12 — Segment Information" and Item 7 of

Part II, "Management's Discussion and Analysis of Financial Condition and Results of Operations." The descriptions of our business, products, and markets in this business section apply to all of our operating segments.

Seasonality

Our second fiscal quarter, ending December 31, includes the majority of the holiday shopping season and has become our strongest quarter for sales of our consumer-oriented products, such as holiday cards, calendars, photo books, and personalized gifts. This second fiscal quarter seasonality has increased with the acquisition of Albumprinter, which also has a highly seasonal business. Net income during the second fiscal quarter represented 72%, 41%, and 40% of annual net income in the years ended June 30, 2012, 2011, and 2010, respectively.

Government Regulation

We are not currently subject to direct national, federal, state, provincial or local regulation other than regulations applicable to businesses generally or directly applicable to online commerce. The adoption or modification of laws or regulations relating to the Internet, consumer protection, or other areas of our business could limit or otherwise adversely affect the manner in which we currently conduct our business.

Employees

As of June 30, 2012, we had approximately 3,500 full-time and approximately 200 temporary employees worldwide. Our largest facilities in terms of employee count were in the United States, Canada, Jamaica, and the Netherlands, each of which employed between 400 to 850 people. None of our employees are represented by a labor union. We are required to provide certain employees in the Netherlands with compensation and benefits equal to or greater than those provided in a collective bargaining agreement covering employees in the Dutch printing trade, and compensation and benefits for employees in our Barcelona office are equal to or greater than those of the Catalonian collective bargaining agreement for office businesses. We have not experienced any work stoppages and believe that relations with our employees are favorable.

Corporate Information

Vistaprint N.V. was incorporated under the laws of the Netherlands on June 5, 2009 and on August 30, 2009 became the publicly traded parent company of the Vistaprint group of entities. We maintain our registered office at Hudsonweg 8, 5928 LW Venlo, the Netherlands. Our telephone number in the Netherlands is +31-77-850-7700. As a result of our change of domicile from Bermuda to the Netherlands on August 30, 2009, the common shareholders of Vistaprint Limited became ordinary shareholders of Vistaprint N.V. and Vistaprint N.V. became the publicly traded parent company of the Vistaprint group of entities. Vistaprint Limited, the immediate predecessor corporation to Vistaprint N.V., was incorporated under the laws of Bermuda in April 2002.

Available Information

We are registered as a reporting company under the U.S. Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act. Accordingly, we file or furnish with the U.S. Securities and Exchange Commission, or the SEC, annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and proxy statements as required by the Exchange Act and the rules and regulations of the SEC. The public may read and copy our reports, proxy statements and other materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. Information on the operation of the Public Reference Room is available by calling 1-800-SEC-0330. In addition, the SEC maintains an Internet website that contains reports, proxy and information statements and other information regarding issuers, such as Vistaprint N.V, that file electronically with the SEC. The address of this website is *www.sec.gov*. We make available, free of charge through our United States website, the reports, proxy statements, amendments and other materials we file with or furnish to the SEC as soon as reasonably practicable after we electronically file or furnish such materials with or to the SEC. The address of our United States website is *www.vistaprint.com*. We are not including the information contained on our website, or information that can be accessed by links contained on our website, as a part of, or incorporating it by reference into, this Annual Report on Form 10-K.

Item 1A. *Risk Factors*

We caution that our future results may vary materially from those contained in forward-looking statements that we make in this Report and other filings with the SEC, press releases, communications with investors and oral statements due to the following important factors, among others. Our forward-looking statements in this Report and in any other public statements we make may turn out to be wrong. These statements can be affected by, among other things, inaccurate assumptions we might make or by known or unknown risks and uncertainties or risks we currently deem immaterial. Many factors mentioned in the discussion below will be important in determining future results. Consequently, no forward-looking statement can be guaranteed. We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Risks Related to Our Business

If we are unable to attract customers in a cost-effective manner, our business and results of operations could be harmed.

Our success depends on our ability to attract customers in a cost-effective manner. We rely on a variety of methods to draw visitors to our websites and promote our products and services, such as purchased search results from online search engines, e-mail, direct mail, advertising banners and other online links, broadcast media, and word-of-mouth customer referrals. If we are unable to develop or maintain effective means of reaching micro businesses and home and family customers, if the costs of attracting customers using these methods significantly increase, or if we are unable to develop new cost-effective means to obtain customers, then traffic to our websites would be reduced, and our business and results of operations would be harmed.

Purchasers of micro business marketing products and services, including graphic design and customized printing, may not choose to shop online, which would prevent us from acquiring new customers that are necessary to the success of our business.

The online market for micro business marketing products and services is less developed than the online market for other business and home and family products, and our success depends in part on our ability to attract customers who have historically purchased products and services we offer through offline channels. Specific factors that could prevent prospective customers from purchasing from us as an online retailer include:

- concerns about buying graphic design services and marketing products without face-to-face interaction with sales personnel;
- the inability to physically handle and examine product samples;
- delivery time associated with Internet orders;
- concerns about the security of online transactions and the privacy of personal information;
- delayed shipments or shipments of incorrect or damaged products; and
- the inconvenience associated with returning or exchanging purchased items.

If our long-term growth strategy is not successful or if our financial projections relating to the effects of our strategy turn out to be incorrect, our business and financial results could be harmed.

Our long-term investment strategy, originally announced in July 2011, presented our long-term investment and financial strategy and associated financial projections relating to the growth of our business over the next five years. We may not achieve our announced objectives, and our investments in our business may fail to affect our revenue or EPS growth as anticipated. Some of the factors that could cause our investment strategy and our overall business strategy to fail to achieve our objectives include, among others:

- our failure to adequately execute our operational strategy or anticipate and overcome obstacles to achieving our strategic goals;
- our failure to make our intended investments because the investments are more costly than we expected or because we are unable to devote the necessary operational and financial resources;
- our inability to purchase or develop technologies and production platforms to increase our efficiency, enhance our competitive advantage and scale our operations;
- the failure of our current supply chain to provide the resources we need and our inability to develop new or enhanced supply chains;
- our failure to acquire new customers and enter new markets, retain our current customers, and sell more products to current and new customers;
- our failure to promote, strengthen, and protect our brands;
- the failure of our current and new marketing channels to attract customers;
- our failure to manage the growth and complexity of our business and expand our operations;
- our failure to realize our net income margin goals due to higher than expected costs or taxes;
- our failure to acquire businesses that enhance the growth and development of our business or to effectively integrate the businesses we do acquire into our business;
- unanticipated changes in our business, current and anticipated markets, industry, or competitive landscape; and
- general economic conditions.

In addition, projections are inherently uncertain and are based on assumptions and judgments by management that may be flawed or based on information about our business and markets that may change in the future in ways that may be beyond our control. Our actual results may differ materially from our projections due to various factors, including but not limited to the factors listed immediately above; currency exchange fluctuations, which may affect our revenues and costs; changes in the laws and regulations or in the interpretations of laws and regulations to which we are subject, including tax laws, or the institution of new laws or regulations that affect our business; costs and judgments resulting from litigation; and costs and disruptions caused by acquisitions.

If our strategy is not successful, or if there is a market perception that our strategy is not successful, then our revenue and earnings may not grow as anticipated or may decline, we may not be profitable, our reputation and brand may be damaged, and the price of our shares may decline. In addition, we may change our financial strategy or other components of our overall business strategy if we believe our current strategy is not effective, if our business or markets change, or for other reasons, which may cause fluctuations in our financial results and volatility in our share price.

We may not succeed in promoting and strengthening the Vistaprint brand and the brands of our acquired companies, which would prevent us from acquiring new customers and increasing revenues.

A primary component of our business strategy is to promote and strengthen the Vistaprint brand and the brands of our acquired companies in order to attract new and repeat customers to our websites. In addition to the challenges posed by establishing and promoting our brands among the many businesses that promote products and services on the Internet, we face significant competition from other companies in the various markets we serve who also seek to establish strong brands. To promote our brands, we have incurred and will continue to incur substantial expenses related to advertising and other marketing efforts, but we cannot be sure that these investments will be profitable. If we are unable to successfully promote our brands, we may fail to attract new customers, maintain customer relationships, and increase our revenues.

A component of our brand promotion strategy is establishing a relationship of trust with our customers by providing a high-quality customer experience, which requires us to invest substantial amounts of resources in our website development, design and technology, graphic design operations, production operations, and customer service operations. Our ability to provide a high-quality customer experience is also dependent on external factors over which we may have little or no control, including the reliability and performance of our suppliers, third-party carriers and communication infrastructure providers. If we are unable to provide customers with a high-quality customer experience for any reason, our reputation and brands would be harmed.

Our quarterly financial results will often fluctuate, which may lead to volatility in our share price.

Our revenues and operating results often vary significantly from quarter-to-quarter due to a number of factors, some of which are inherent in our business strategies but many of which are outside of our control. We target annual, rather than quarterly, EPS objectives, which can lead to fluctuations in our quarterly results. Other factors that could cause our quarterly revenue and operating results to fluctuate or result in earnings that are lower than our guidance, or both, include among others:

- seasonality-driven or other variations in the demand for our products and services;
- currency fluctuations, which affect our revenues and costs;
- our ability to attract visitors to our websites and convert those visitors into customers;
- our ability to retain customers and generate repeat purchases;
- business and home and family preferences for our products and services;
- shifts in product mix toward less profitable products;
- our ability to manage our production, fulfillment and support operations;
- costs to produce and deliver our products and provide our services, including the effects of inflation;
- our pricing and marketing strategies and those of our competitors;
- investments in our business to generate or support revenues and operations in future periods, such as incurring marketing, engineering or consulting expenses in a current period for revenue growth or support in future periods;
- compensation expense and charges related to agreements entered into with our executives and employees;
- costs and charges resulting from litigation;
- a significant increase in credits, beyond our estimated allowances, for customers who are not satisfied with our products;
- changes in our income tax rate;
- costs to acquire businesses or integrate acquired businesses, such as our costs relating to the acquisitions of Albumprinter and Webs; and

- impairments of our tangible and intangible assets including goodwill.

We base our operating expense budgets in part on expected revenue trends. A portion of our expenses, such as office leases, depreciation, and personnel costs, are relatively fixed, and we may be unable to adjust spending quickly enough to offset any revenue shortfall. Accordingly, any shortfall in revenue may cause significant variation in operating results in any quarter. Based on the above factors, among others, we believe that quarter-to-quarter comparisons of our operating results may not be a good indication of our future performance. Our operating results may sometimes be below the expectations of public market analysts and investors, in which case the price of our ordinary shares will likely fall.

Seasonal fluctuations in our business place a strain on our operations and resources.

Our second fiscal quarter includes the majority of the holiday shopping season and in each of the last three fiscal years has accounted for more of our revenue and earnings than any other quarter, primarily due to higher sales of home and family products such as holiday cards, calendars, photo books, and personalized gifts. We believe our second fiscal quarter is likely to continue to account for a disproportionate amount of our revenue and earnings for the foreseeable future. In anticipation of increased sales activity during our second fiscal quarter holiday season, we typically incur significant additional capacity related expenses each year to meet our seasonal needs, including facility expansions, equipment purchases and increases in the number of temporary and permanent employees. Lower than expected sales during the second quarter would likely have a disproportionately large impact on our operating results and financial condition for the full fiscal year. If we are unable to accurately forecast and respond to seasonality in our business, our business and results of operations may be materially harmed.

A significant portion of our revenues and expenses are transacted in currencies other than the U.S. dollar, our reporting currency. We therefore have currency exchange risk.

We are exposed to fluctuations in currency exchange rates that may impact items such as the translation of our revenues and expenses, remeasurement of our intercompany balances, and the value of our cash and cash equivalents denominated in currencies other than the U.S. dollar. For example, when currency exchange movements are unfavorable to our business, the U.S. dollar equivalent of our revenue and operating income recorded in other currencies is diminished, particularly in certain currencies where we have disproportionate revenues or expenses. As we have expanded and continue to expand our revenues and operations throughout the world and to additional currencies, our exposure to currency exchange rate fluctuations has increased and we expect will continue to increase. Additionally, our income tax rate may be impacted by fluctuations in currency exchange rates in jurisdictions where our tax returns are prepared in a currency other than the functional currency. Our revenue and results of operations may differ materially from expectations as a result of currency exchange rate fluctuations

Our global operations and expansion place a significant strain on our management, operational, and other resources and subject us to additional risks.

We are growing rapidly. We currently operate production facilities or offices in 14 countries and have approximately 30 localized websites to serve various geographic markets. We expect to establish operations and sell our products and services in additional geographic regions, including emerging markets, where we may have limited or no experience. We are subject to a number of risks and challenges that relate to our global operations and expansion, including, among others:

- difficulty managing operations in, and communications among, multiple locations and time zones;
- difficulty complying with multiple tax laws, treaties, and regulations and limiting our exposure to onerous or unanticipated taxes, duties, and other costs;
- local regulations that may restrict or impair our ability to conduct our business as planned;
- protectionist laws and business practices that favor local producers and service providers;

- our inexperience in marketing and selling our products and services within an unfamiliar culture;
- our failure to properly understand and develop graphic design content and product formats appropriate for local tastes;
- disruptions caused by political and social instability that may occur in some countries;
- corrupt business practices, such as bribery, that may be common in some countries;
- difficulty expatriating our earnings from some countries;
- disruptions or cessation of important components of our international supply chain;
- the challenge of complying with disparate laws in multiple countries;
- restrictions imposed by local labor practices and laws on our business and operations; and
- failure of local laws to provide a sufficient degree of protection against infringement of our intellectual property.

To manage our operations and anticipated growth, we must continue to refine our operational, financial, and management controls, human resource policies, reporting systems, and procedures in the locations in which we operate. If we are unable to implement improvements to our management information and control systems in an efficient or timely manner or if we discover deficiencies in our existing systems and controls, then our ability to provide a high-quality customer experience could be harmed, which would damage our reputation and brands and substantially harm our business and results of operations.

Acquisitions may be disruptive to our business.

Our business and customer base have been built primarily through organic growth, and while individuals on our Supervisory Board and management team have experience making acquisitions in their professional experience outside of Vistaprint, we have limited experience making acquisitions as a company. A component of our strategy is to selectively pursue acquisitions of businesses, technologies or services, and accordingly we completed the acquisitions of Albumprinter in October 2011 and Webs in December 2011. Integrating newly acquired businesses, technologies and services is complex, expensive, time consuming and subject to many risks, including the following:

- We may not be able to retain customers and key employees of the acquired businesses, and we and the acquired businesses may not be able to cross sell products and services to each other's customers.
- In some cases, our acquisitions are dilutive for a period of time, leading to reduced earnings.
- An acquisition may fail to achieve our goals and expectations for the acquired business because we fail to integrate the acquired business, technologies or services effectively, the integration is more expensive or takes more time than we anticipated, or the acquired business does not perform as well as we expected.
- Acquisitions can result in large write-offs including impairments of goodwill and intangible assets, assumptions of contingent or unanticipated liabilities, or increased tax costs.

In addition, to finance our recent acquisitions, we borrowed additional amounts under our credit facility, and we may need to raise additional funds for any future acquisitions. Financing may not be available on terms that are favorable to us, or at all, and can cause dilution to our shareholders or subject us to covenants restricting the activities we may undertake. The time and expense associated with finding suitable and compatible businesses, technologies or services to acquire could also disrupt our ongoing business and divert our management's attention.

We face risks related to interruption of our operations and lack of redundancy.

Our production facilities, websites, transaction processing systems, network infrastructure, supply chain and customer sales, service and design operations may be vulnerable to interruptions, and we do not have redundancies in all cases to carry on these operations in the event of an interruption. Some of the events that could cause interruptions in our operations or systems are, among others:

- fire, flood, earthquake, hurricane or other natural disaster or extreme weather;
- labor strike, work stoppage or other issue with our workforce;
- political instability or acts of terrorism or war;
- power loss or telecommunication failure;
- attacks on our external websites or internal network by hackers or other malicious parties;
- undetected errors or design faults in our technology, infrastructure and processes that may cause our websites to fail;
- inadequate capacity in our systems and infrastructure to cope with periods of high volume and demand, particularly during promotional campaign periods and in the seasonal peak we experience in our second fiscal quarter; and
- human error, including but not limited to poor managerial judgment or oversight.

In particular, both Bermuda, where substantially all of the computer hardware necessary to operate our websites is located in a single facility, and Jamaica, our largest customer service, sales and design support operation, are subject to a high degree of hurricane risk and extreme weather conditions.

We have not identified alternatives to all of our facilities, systems, supply chains and infrastructure, including production, to serve us in the event of an interruption, and if we were to find alternatives, they may not be able to meet our requirements on commercially acceptable terms or at all. In addition, we are dependent in part on third parties for the implementation and maintenance of certain aspects of our communications and production systems, and because many of the causes of system interruptions or interruptions of the production process may be outside of our control, we may not be able to remedy such interruptions in a timely manner, or at all.

Any interruptions that cause any of our websites to be unavailable, reduce our order fulfillment performance or interfere with our manufacturing, technology or customer service operations could result in lost revenue, increased costs, negative publicity, damage to our reputation and brand, and an adverse effect on our business and results of operations. Building redundancies into our infrastructure, systems and supply chain to mitigate these risks may require us to commit substantial financial, operational and technical resources, in some cases before the volume of our business increases with no assurance that our revenues will increase.

We face intense competition.

The markets for small business marketing products and services and home and family custom products, including the printing and graphic design market, are intensely competitive, highly fragmented and geographically dispersed. We expect competition to increase in the future. The increased use of the Internet for commerce and other technical advances have allowed traditional providers of these products and services to improve the quality of their offerings, produce and deliver those products and services more efficiently and reach a broader purchasing public. Competition may result in price pressure, reduced profit margins and loss of market share, any of which could substantially harm our business and results of operations. Current and potential competitors include:

- traditional storefront printing and graphic design companies;

- office superstores, drug store chains, food retailers and other major retailers targeting small business and home and family markets;
- companies offering small business or consumer websites and other digital products, including website design and hosting companies;
- wholesale printers;
- online printing and graphic design companies, many of which provide printed products and services similar to ours;
- self-service desktop design and publishing using personal computer software with a laser or inkjet printer and specialty paper;
- email marketing services companies;
- suppliers of custom apparel, promotional products and customized gifts;
- online photo product companies;
- Internet firms and retailers; and
- other digital marketing such as social media, search directories, Google Places and other providers.

Many of our current and potential competitors have advantages over us, including longer operating histories, greater brand recognition, more focus on a given sub-set of our business, existing customer and supplier relationships, or significantly greater financial, marketing and other resources. Many of our competitors currently work together, and additional competitors may do so in the future through strategic business agreements or acquisitions. Increased competition may result in reduced operating margins, as well as loss of market share and brand recognition.

Some of our competitors that either already have an online presence or are seeking to establish an online presence may be able to devote substantially more resources to website and systems development than we can. In addition, larger, more established and better capitalized entities may acquire, invest or partner with online competitors as use of the Internet and other online services increases. Competitors may also develop new or enhanced products, technologies or capabilities that could render many of the products, services and content we offer obsolete or less competitive, which could harm our business and results of operations.

In addition, we have in the past and may in the future choose to collaborate with certain of our existing and potential competitors in strategic partnerships that we believe will improve our competitive position and results of operations, such as through a retail in-store or web-based collaborative offering. It is possible, however, that such ventures will be unsuccessful and that our competitive position and results of operations will be adversely affected as a result of such collaboration.

Failure to meet our customers' price expectations would adversely affect our business and results of operations.

Demand for our products and services is sensitive to price, and changes in our pricing strategies have a significant impact on our revenues and results of operations. Many factors can significantly impact our pricing strategies, including the costs of running our business, our competitors' pricing and marketing strategies, and the effects of inflation. We offer some free or discounted products and services as a means of attracting customers and encouraging repeat purchases, but these free offers and discounts reduce our profit margins and may not result in an increase in our revenues. If we fail to meet our customers' price expectations, our business and results of operations will suffer.

Failure to protect our networks and the confidential information of our customers against security breaches and to address risks associated with credit card fraud could damage our reputation and brands and substantially harm our business and results of operations.

Online commerce and communications depend on the secure transmission of confidential information over public networks. Currently, a majority of our sales are billed to our customers' credit card accounts directly, and we retain our customers' credit card information for a period of time that varies depending on the services we provide to each customer. Any compromise or breach of our network or the technology that we use to protect our network and our customer transaction data, such as credit card information, could damage our reputation and brand and expose us to losses, litigation, and possible liability. Although we maintain network security insurance, we cannot be certain that our coverage will be adequate for liabilities actually incurred or that insurance will continue to be available to us on reasonable terms, or at all. In addition, anyone who is able to circumvent our security measures could misappropriate our proprietary information or cause interruptions in our operations. We may need to expend significant resources to protect against security breaches or to address problems caused by breaches. In addition, some of our partners also collect information from transactions with our customers, and we may be liable or our reputation may be harmed if our partners fail to protect our customers' information or use it in a manner that is inconsistent with our practices.

We may also be liable for fraudulent transactions conducted on our websites, such as through the use of stolen credit card numbers. To date, quarterly losses from payment fraud have not exceeded 1% of total revenues in any quarter, but we continue to face the risk of significant losses from this type of fraud. Our failure to limit fraudulent credit card transactions could damage our reputation and brand and substantially harm our business and results of operations.

We depend on search engines to attract a substantial portion of the customers who visit our websites, and losing these customers would adversely affect our business and results of operations.

Many customers access our websites by clicking through on search results displayed by search engines such as Google, Bing, and Yahoo!. If the search engines on which we rely modify their algorithms, terminate their relationships with us, or increase the prices at which we may purchase listings, this could increase our costs and result in fewer customers clicking through to our websites. If fewer customers click through to our websites, we could be required to resort to other more costly resources to replace this traffic, which could adversely affect our revenues and operating and net income and could harm our business.

In addition, some of our competitors purchase the term "Vistaprint" and other terms incorporating our proprietary trademarks from Google and other search engines as part of their search listing advertising. Courts do not always side with the trademark owners in cases involving search engines, and Google has refused to prevent companies from purchasing search results that use the trademark "Vistaprint." As a result, we may not be able to prevent our competitors from advertising to, and directly competing for, customers who search for the term "Vistaprint" on search engines.

Various private 'spam' blacklisting and similar entities have in the past, and may in the future, interfere with our e-mail solicitation, the operation of our websites and our ability to conduct business.

We depend significantly on e-mail to market to and communicate with our customers. Various private entities attempt to regulate the use of e-mail for commercial solicitation, and some of these entities maintain "blacklists" of companies that do not adhere to what the blacklisting entity believes are appropriate standards of conduct or practices for commercial e-mail solicitations, which are often more stringent than currently legal requirements. Although we believe that our commercial e-mail solicitations comply with all applicable laws, some of our Internet protocol addresses appear on various private entities' blacklists from time to time, which means that e-mails sent from those addresses may be blocked if they are sent to any Internet domain or Internet address that subscribes to the blacklisting entity's service or purchases its blacklist. The blacklisting sometimes interferes with our ability to send operational e-mails-such as password reminders, invoices and electronically delivered products-to customers and others, and to send and receive emails to and from our corporate email accounts. In addition, as a result of being blacklisted, we have had disputes with, or concerns raised by, various service providers who perform services for us, including co-location and hosting services, Internet service providers and electronic mail distribution services. Blacklisting of this type could interfere with our ability to market our products and services, communicate with our customers and otherwise operate our websites, and operate and manage our corporate email accounts, all of which could have a material negative impact on our business and results of operations.

Our customers create products that incorporate images, illustrations and fonts that we license from third parties, and any loss of the right to use these licensed materials may substantially harm our business and results of operations.

Many of the images, illustrations, and fonts incorporated in the design products and services we offer are the copyrighted property of other parties that we use under license agreements. If one or more of our licenses covering a significant amount of content were terminated, the amount and variety of content available on our websites would be significantly reduced, and we may not be able to find, license, and introduce substitute content in a timely manner, on acceptable terms or at all.

The loss of key personnel or an inability to attract and retain additional personnel could affect our ability to successfully grow our business.

We are highly dependent upon the continued service and performance of our senior management team and key technical, marketing and production personnel, any of whom may cease their employment with us at any time with minimal advance notice. The loss of one or more of our key employees may significantly delay or prevent the achievement of our business objectives. We face intense competition for qualified individuals from numerous technology, marketing, financial services, manufacturing and e-commerce companies. We may be unable to attract and retain suitably qualified individuals, and our failure to do so could have an adverse effect on our ability to implement our business plan.

Our new credit facility contains financial and operating restrictions and covenants that may limit our access to additional credit and could negatively impact our liquidity.

Our credit facility imposes limitations on our ability to, among other things:

- incur additional indebtedness and liens outside of the credit facility;
- make certain investments, payments, or changes in our corporate structure;
- make capital expenditures in excess of certain limits; and
- purchase our ordinary shares.

In addition, we are required to meet certain financial covenants that are customary with this type of credit facility, which are described in Note 8 "Long-Term Debt" in the accompanying notes to the condensed consolidated financial statements included in Item 8 of Part II of this Report. If we are unable to comply with these covenants, then we could default under the credit facility, which could cause us to be unable to borrow under the credit facility and may result in the acceleration of the maturity of our outstanding indebtedness under the facility. If the maturities were accelerated, we may not have sufficient funds available for repayment, and if we were unable to borrow further under the facility, we may not be able to make investments in our business to support our strategy or we may end up in bankruptcy proceedings, or other processes, in which our business would be negatively impacted. In addition, our shareholders would be detrimentally impacted as shareholder value could decrease to a point of limited return. Each scenario would result in significant negative implications to our liquidity and results of operations.

Our business and results of operations may be negatively impacted by general economic and financial market conditions, and such conditions may increase the other risks that affect our business.

Many of the markets in which we operate are still in an economic downturn that we believe may have a negative impact on our business. Additionally, a significant portion of our revenues and costs come from Europe where the volatility of the capital markets has continued to result in uncertainty for the outlook of the region and potential for one or more countries to exit the Eurozone. Turmoil in the world's financial markets has materially and adversely impacted the availability of financing to a wide variety of businesses, including micro businesses, and the resulting uncertainty led to reductions in capital investments, marketing expenditures, overall spending levels, future product plans, and sales projections across industries and markets. These trends could have a material and adverse impact on the demand for our products and services, our financial results from operations, and our ability to attract and retain employees in jurisdictions where we have significant operations.

The United States government may further increase border controls and impose duties or restrictions on cross-border commerce that may substantially harm our business by impeding our shipments into the United States from our Canadian manufacturing facility.

For the fiscal years ended June 30, 2012 and June 30, 2011 we derived 51% and 53% of our revenue, respectively, from sales to customers made through Vistaprint.com, our United States-focused website. We produce substantially all physical products for our United States customers at our facility in Windsor, Ontario, and the United States imposes restrictions on shipping goods into the United States from Canada. The United States also imposes protectionist measures such as customs duties and tariffs that limit free trade, some of which may apply directly to product categories that comprise a material portion of our revenues. The customs laws, rules and regulations that we are required to comply with are complex and subject to unpredictable enforcement and modification. We have from time to time experienced delays in shipping our manufactured products into the United States as a result of these restrictions which have, in some instances, resulted in delayed delivery of orders.

In the future, the United States could impose further border controls and restrictions, interpret or apply regulations in a manner unfavorable to the importation of products from outside of the U.S., impose quotas, tariffs or import duties, increase the documentation requirements applicable to cross border shipments or take other actions that have the effect of restricting the flow of goods from Canada and other countries to the United States. For example, if there were a serious threat to U.S. security, such as war or an attack on the United States, the U.S. government could shut down the U.S.-Canadian border for an extended period of time, impose policies that would result in significant Canadian export delays or otherwise disrupt our North American business operations. If we experienced greater difficulty or delays shipping products into the United States or were foreclosed from doing so, or if our costs and expenses materially increased, our business and results of operations could be harmed.

If we are unable to protect our intellectual property rights, our reputation and brands could be damaged, and others may be able to practice our technology, which could substantially harm our business and results of operations.

We rely on a combination of patent, trademark, trade secret and copyright law and contractual restrictions to protect our intellectual property, but these protective measures afford only limited protection. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our trademarks, websites features and functionalities or obtain and use information that we consider proprietary, such as the technology used to operate our websites and our production operations.

We intend to continue to pursue patent coverage in the United States and other countries to the extent we believe such coverage is justified, appropriate, and cost efficient, but there can be no guarantee that any of our pending applications or continuation patent applications will be granted. In addition, we have in the past and may in the future face infringement, invalidity, intellectual property ownership or similar claims brought by third parties with respect to our current or future patents. Any such claims, whether or not successful, could be extremely costly, damage our reputation and brands and substantially harm our business and results of operations.

Although we hold trademark registrations for the Vistaprint trademark in jurisdictions throughout the world, our competitors or other entities may adopt names or marks similar to ours, thereby impeding our ability to build brand identity and possibly leading to customer confusion. There could be potential trade name or trademark infringement claims brought by owners of other trademarks that incorporate variations of the term "Vistaprint" or our other trademarks, and we may institute such claims against other parties. Any claims or customer confusion related to our trademarks could damage our reputation and brands and substantially harm our business and results of operations.

Intellectual property disputes and litigation are costly and could cause us to lose our exclusive rights, subject us to liability or require us to stop some of our business activities.

From time to time, we are involved in lawsuits or disputes in which third parties claim that we infringe their intellectual property rights or that we improperly obtained or used their confidential or proprietary information. In addition, from time to time we receive letters from third parties who claim to have patent rights that cover aspects of the technology that we use in our business and that the third parties believe we must license in order to continue to use such technology.

The cost to us of any litigation or other proceeding relating to intellectual property rights, even if resolved in our favor, could be substantial, and litigation diverts our management's efforts from managing and growing our business. Potential adversaries may be able to sustain the costs of complex intellectual property litigation more effectively than we can because they have substantially greater resources. Uncertainties resulting from any litigation could limit our ability to continue our operations. If any parties successfully claim that our sale, use, manufacturing or importation of technologies infringes upon their intellectual property rights, we might be forced to pay significant damages and attorney's fees, and a court could enjoin us from performing the infringing activity, which could restrict our ability to use certain technologies important to the operation of our business.

Alternatively, we may be required to, or decide to, enter into a license with a third party that claims infringement by us. Any such patent license may not be made available on commercially acceptable terms, if at all. In addition, such licenses are likely to be non-exclusive, and therefore our competitors may have access to the same technology licensed to us. If we fail to obtain a required license and are unable to design around a third party's patent, we may be unable to effectively conduct certain of our business activities, which could limit our ability to generate revenues, grow our business or maintain profitability.

In addition, from time to time, we initiate lawsuits, proceedings or claims to enforce our patents, copyrights, trademarks and other intellectual property rights or to determine the scope and validity of third-party proprietary rights. Our ability to enforce our intellectual property rights is subject to general litigation risks, as well as uncertainty as to the enforceability of our intellectual property rights in various countries. When we seek to enforce our rights, we may be subject to claims that our intellectual property rights are invalid or unenforceable or are licensed to the party against whom we are asserting a claim. There is also a risk that our assertion of intellectual property rights could result in the other party's seeking to assert alleged intellectual property rights of its own against us, which may adversely impact our business in the manner discussed above. Our inability to enforce our intellectual property rights may negatively impact our competitive position and business.

Our business is dependent on the Internet, and unfavorable changes in government regulation of the Internet, e-commerce, and email marketing could substantially harm our business and results of operations.

Due to our dependence on the Internet for our sales, laws specifically governing the Internet, e-commerce and email marketing may have a greater impact on our operations than other more traditional businesses. Existing and future laws - for example, laws covering pricing, customs, privacy, consumer protection or commercial email - may impede the growth of e-commerce and our ability to compete with traditional "bricks and mortar" retailers. It is not always clear how existing laws governing these and other issues apply to the Internet and e-commerce, as the vast majority of applicable laws were adopted before the advent of the Internet and do not contemplate or address the unique issues raised by the Internet or e-commerce. Those laws that do reference the Internet, such as the Bermuda Electronic Transactions Act 1999, the U.S. Digital Millennium Copyright Act and the U.S. CAN-SPAM Act of 2003, are only beginning to be interpreted by the courts, and their applicability and reach are therefore uncertain. Those current and future laws and regulations or unfavorable resolution of these issues may substantially harm our business and results of operations.

We face judicial and regulatory challenges to our practice of offering free products and services, which, if successful, could hinder our ability to attract customers and generate revenue.

We regularly offer free products and services as an inducement for customers to try our products and services. Although we believe that we conspicuously and clearly communicate all details and conditions of these offers-for example, that customers are required to pay shipping and processing charges to take advantage of a free product offer-from time to time we face claims, complaints and inquiries from our customers, competitors, governmental regulators, standards bodies and others that our free offers are misleading or do not comply with applicable legislation or regulation, and we may receive similar complaints, claims and inquiries in the future. If we are compelled or determine to curtail or eliminate our use of free offers as the result of any such actions, our business prospects and results of operations could be materially harmed.

If we were required to review the content that our customers incorporate into our products and interdict the shipment of products that violate copyright protections or other laws, our costs would significantly increase, which would harm our results of operations.

Because of our focus on automation and high volumes, the vast majority of our sales do not involve any human-based review of content. Although our websites' terms of use specifically require customers to represent that they have the right and authority to reproduce a given content and that the content is in full compliance with all relevant laws and regulations, we do not have the ability to determine the accuracy of these representations on a case-by-case basis. There is a risk that a customer may supply an image or other content for a product order that we produce that is the property of another party used without permission, that infringes the copyright or trademark of another party, or that would be considered to be defamatory, hateful, obscene, or otherwise objectionable or illegal under the laws of the jurisdiction(s) where that customer lives or where we operate. If we should become legally obligated in the future to perform manual screening and review for all orders destined for a jurisdiction, we will encounter increased production costs or may cease accepting orders for shipment to that jurisdiction, which could substantially harm our business and results of operations. In addition, if we were held liable for actions of our customers, we could be required to pay substantial penalties, fines, or monetary damages.

The third party membership programs previously offered on our website may continue to draw customer complaints, litigation and governmental inquiries, which can be costly and could hurt our reputation.

We previously offered on our website third party membership discount programs, some of which have been, and may continue to be, the subject of consumer complaints, litigation, and governmental regulatory actions alleging that the enrollment and billing practices involved in the programs violate various consumer protection laws or are otherwise deceptive. Although we removed all such membership discount program offerings from our websites as of November 2009 and terminated our relationship with the third party merchant responsible for these programs, we continue to receive complaints from our customers and inquiries by state attorneys general and government agencies regarding these programs. Any private or governmental claims or actions that may be brought against us relating to these third party membership programs could result in our being obligated to pay substantial damages or incurring substantial legal fees in defending claims and have an adverse effect on our results of operations. Even if we are successful in defending against these claims, such a defense may result in distraction of management and significant costs. In addition, customer dissatisfaction or damage to our reputation as a result of these claims could have a negative impact on our brands, revenues and profitability.

We are subject to customer payment-related risks.

We accept payments for our products and services on our websites by a variety of methods, including credit or debit card, PayPal, check, wire transfer or other methods. In some geographic regions, we rely on one or two third party companies to provide payment processing services. If any of the payment processing or other companies with which we have contractual arrangements became unwilling or unable to provide these services to us or we are unable to comply with our contractual requirements under such arrangements, then we would need to find and engage replacement providers, which we may not be able to do on terms that are acceptable to us or at all, or to process the payments ourselves. Any of these scenarios could be disruptive to our business as they could be costly and time consuming and may unfavorably impact our customers.

As we offer new payment options to our customers, we may be subject to additional regulations, compliance requirements and fraud risk. For certain payment methods, including credit and debit cards, we pay interchange and other fees, which may increase over time and raise our operating costs and lower our profit margins or require that we charge our customers more for our products. We are also subject to payment card association and similar operating rules and requirements, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules and requirements, we may be subject to fines and higher transaction fees and lose our ability to accept credit and debit card payments from our customers or facilitate other types of online payments, and our business and operating results could be materially adversely affected.

We may be subject to product liability claims if people or property are harmed by the products we sell.

Some of the products we sell may expose us to product liability claims relating to personal injury, death, or property damage, and may require product recalls or other actions. Although we maintain product liability insurance, we cannot be certain that our coverage will be adequate for liabilities actually incurred or that insurance will continue to be available to us on reasonable terms, or at all.

If we are unable to acquire or maintain domain names for our websites, then we could lose customers, which would harm our business and results of operations.

We sell our products and services primarily through our websites. In each country where we sell our products and services, we seek to obtain and maintain domain names using Vistaprint and our other trademarks together with the suffix for that country and industry, such as .com, .net, .de and .co.uk. From time to time, we have difficulty obtaining a domain name in a particular country or region. Domain names are generally regulated by regional Internet regulatory bodies, and the requirements for obtaining domain names vary from region to region and are subject to change. If we are unable to use a domain name in a particular country, then we would be forced to purchase the domain name from an entity that owns or controls it, which we may not be able to do on commercially acceptable terms or at all; incur significant additional expenses to market our products within that country, including the development of new brands and the creation of new promotional materials and packaging; or elect not to sell products in that country. Furthermore, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear and subject to change. We might not be able to prevent third parties from acquiring domain names that infringe or otherwise decrease the value of our trademarks and other proprietary rights. As a result, we may not be able to acquire or maintain domain names in all of the countries in which we currently or intend to conduct business, which could significantly and negatively impact our ability to sell our products and services in that country.

Our results of operations may be negatively affected if we are required to charge sales, value added or other taxes on Internet sales.

In many jurisdictions where we sell products and services, we do not collect or have imposed upon us sales, value added or other consumption taxes, which we refer to as indirect taxes. The application of indirect taxes to e-commerce businesses such as Vistaprint is a complex and evolving issue. Many of the fundamental statutes and regulations that impose these taxes were established before the growth of the Internet and e-commerce, and in many cases, it is not clear how existing statutes apply to the Internet or e-commerce. For example, some state governments in the United States have imposed or are seeking to impose indirect taxes on Internet sales. The imposition by national, state or local governments, whether within or outside the United States, of various taxes upon Internet commerce could create administrative burdens for us, discourage customers from purchasing products from us, decrease our ability to compete with traditional retailers or otherwise negatively impact our results of operations. Additionally, a successful assertion by one or more governments in jurisdictions where we are not currently collecting sales or value added taxes that we should be, or should have been, collecting indirect taxes on the sale of our products could result in substantial tax liabilities for past sales.

If we are unable to retain security authentication certificates, which are supplied by third party providers over which we exercise little or no control, our business could be harmed.

We are dependent on a limited number of third party providers of website security authentication certificates that are necessary for conducting secure transactions over the Internet. Despite any contractual protections we may have, these third party providers can disable or revoke, and in the past have disabled or revoked, our security certificates without our consent, which would render our websites inaccessible to some of our customers and could discourage other customers from accessing our sites, unless we are able to procure a replacement certificate from one of a limited number of alternative third party providers. Any interruption in our customers' ability or willingness to access our websites if we do not have adequate security certificates could result in a material loss of revenue and profits and damage to our brands.

Risks Related to Our Corporate Structure

Challenges by various tax authorities to our international structure could, if successful, increase our effective tax rate and adversely affect our earnings.

We are a Dutch limited liability company that operates through various subsidiaries in a number of countries throughout the world. Consequently, we are subject to tax laws, treaties and regulations in the countries in which we operate, and these laws and treaties are subject to interpretation. From time to time, we are subject to tax audits and claims by the tax authorities in these countries that a greater portion of the income of the Vistaprint N.V. group should be subject to income or other tax in their respective jurisdictions, which could result in an increase to our effective tax rate and adversely affect our results of operations. For more information about audits to which we are currently subject refer to Note 11 "Income Taxes" in the accompanying notes to the condensed consolidated financial statements included in Item 8 of Part II of this Report.

A change in tax laws, treaties or regulations, or their interpretation, of any country in which we operate could result in a higher tax rate on our earnings, which could result in a significant negative impact on our earnings and cash flow from operations. We continue to assess the impact of various international tax proposals and modifications to existing tax treaties between the Netherlands and other countries that could result in a material impact on our income taxes. We cannot predict whether any specific legislation will be enacted or the terms of any such legislation. However, if such proposals were enacted, or if modifications were to be made to certain existing treaties, the consequences could have a materially adverse impact on us, including increasing our tax burden, increasing costs of our tax compliance or otherwise adversely affecting our financial condition, results of operations and cash flows.

Our intercompany, including transfer pricing, arrangements may be challenged, resulting in higher taxes or penalties and an adverse effect on our earnings.

We operate pursuant to written intercompany service and related agreements, which we also refer to as transfer pricing agreements, among Vistaprint N.V. and its subsidiaries. These agreements establish transfer prices for production, marketing, management, technology development and other services performed by these subsidiaries for other group companies. Transfer prices are prices that one company in a group of related companies charges to another member of the group for goods, services or the use of property. If two or more affiliated companies are located in different countries, the tax laws or regulations of each country generally will require that transfer prices be consistent with those between unrelated companies dealing at arm's length. With the exception of the transfer pricing arrangements applicable to our Dutch, French and Australian operations, our transfer pricing arrangements are not binding on applicable tax authorities, and no official authority in any other country has made a determination as to whether or not we are operating in compliance with its transfer pricing laws. If tax authorities in any country were successful in challenging our transfer prices as not reflecting arm's length transactions, they could require us to adjust our transfer prices and thereby reallocate our income to reflect these revised transfer prices. A reallocation of taxable income from a lower tax jurisdiction to a higher tax jurisdiction would result in a higher tax liability to us. In addition, if the country from which the income is reallocated does not agree with the reallocation, both countries could tax the same income, resulting in double taxation.

Our Articles of Association, Dutch law and the independent foundation, *Stichting Continuïteit Vistaprint*, may make it difficult to replace or remove management, may inhibit or delay a change of control or may dilute your voting power.

Our Articles of Association, or Articles, as governed by Dutch law, limit our shareholders' ability to suspend or dismiss the members of our management board and supervisory board or to overrule our supervisory board's nominees to our management board and supervisory board by requiring a vote of two thirds of the votes cast representing more than 50% of the outstanding ordinary shares to do so under most circumstances. As a result, there may be circumstances in which shareholders may not be able to remove members of our management board or supervisory board even if holders of a majority of our ordinary shares favor doing so.

In addition, we have established an independent foundation, *Stichting Continuïteit Vistaprint*, or the Foundation, to safeguard the interests of Vistaprint N.V. and its stakeholders, which include but are not limited to our shareholders, and to assist in maintaining Vistaprint's continuity and independence. To this end, we have granted the Foundation a call option pursuant to which the Foundation may acquire a number of preferred shares equal to the same number of ordinary shares then outstanding, which is designed to provide a protective measure against unsolicited take-over bids for Vistaprint and other hostile threats. If the Foundation were to exercise the call option, it may prevent a change of control or delay or prevent a takeover attempt, including a takeover attempt that might result in a premium over the market price for our ordinary shares. Exercise of the preferred share option would also effectively dilute the voting power of our outstanding ordinary shares by one half.

We have limited flexibility with respect to certain aspects of capital management.

Dutch law requires shareholder approval for the issuance of shares and grants preemptive rights to existing shareholders to subscribe for new issuances of shares. In November 2011, our shareholders granted our supervisory board and management board the authority to issue ordinary shares as the boards determine appropriate, without obtaining specific shareholder approval for each issuance, and to limit or exclude shareholders' preemptive rights. However, this authorization expires in November 2016. Although we plan to seek re-approval from our shareholders from time to time in the future, we may not succeed in obtaining future re-approvals. In addition, subject to specified exceptions, Dutch law requires shareholder approval for many corporate actions, such as the approval of dividends and authorization to repurchase outstanding shares. Situations may arise where the flexibility to issue shares, pay dividends, repurchase shares or take other corporate actions without a shareholder vote would be beneficial to us, but is not available under Dutch law.

Because of our corporate structure, our shareholders may find it difficult to pursue legal remedies against the members of our supervisory board or management board.

Our Articles and our internal corporate affairs are governed by Dutch law, and the rights of our shareholders and the responsibilities of our supervisory board and management board are different from those established under United States laws. For example, under Dutch law class action lawsuits and derivative lawsuits are generally not available, and our supervisory board and management board are responsible for acting in the best interests of the company, its business and all of its stakeholders generally (including employees, customers and creditors), not just shareholders. Furthermore, we are obligated to indemnify the members of our supervisory board and management board against liabilities for their good faith actions in connection with their service on either board, subject to various exceptions. As a result, our shareholders may find it more difficult to protect their interests against actions by members of our supervisory board or management board than they would if we were a U.S. corporation.

Because of our corporate structure, our shareholders may find it difficult to enforce claims based on United States federal or state laws, including securities liabilities, against us or our management team.

We are incorporated under the laws of the Netherlands, and the vast majority of our assets are located outside of the United States. In addition, some of our officers and management board members reside outside of the United States. In most cases, a final judgment for the payment of money rendered by a U.S. federal or state court would not be directly enforceable in the Netherlands. The party in whose favor such final judgment is rendered would need to bring a new suit in the Netherlands and petition the Dutch court to enforce the final judgment rendered in the United States, and there can be no assurance that a Dutch court would impose civil liability on us or our management team in such a suit or in any other lawsuit predicated solely upon U.S. securities laws. In addition, because most of our assets are located outside of the United States, it could be difficult for investors to place a lien on our assets in connection with a claim of liability under U.S. laws. As a result, it may be difficult for investors to effect service of process within the United States upon us or our management team, enforce U.S. court judgments obtained against us or our management team outside of the U.S., or enforce rights predicated upon the U.S. securities laws.

We may not be able to make distributions or repurchase shares without subjecting our shareholders to Dutch withholding tax.

A Dutch withholding tax may be levied on dividends and similar distributions made by Vistaprint N.V. to its shareholders at the statutory rate of 15% if we cannot structure such distributions as being made to shareholders in relation to a reduction of par value, which would be non-taxable for Dutch withholding tax purposes. We have repurchased our shares and may seek to repurchase additional shares in the future. Under our Dutch Advanced Tax Ruling, a repurchase of shares should not result in any Dutch withholding tax if we hold the repurchased shares in treasury for the purpose of issuing shares pursuant to certain employee share awards or for the funding of acquisitions. However, if the shares cannot be used for these purposes, or the Dutch tax authorities challenge the use of the shares for these purposes, such a repurchase of shares for the purposes of capital reduction may be treated as a partial liquidation subject to the 15% Dutch withholding tax to be levied on the difference between our recognized paid in capital per share for Dutch tax purposes and the redemption price per share. Our recognized paid in capital per share for Dutch tax purposes is €28.99 per share translated as of the date of our reincorporation to the Netherlands on August 28, 2009.

We may be treated as a passive foreign investment company for United States tax purposes, which may subject United States shareholders to adverse tax consequences.

If our passive income, or our assets that produce passive income, exceed levels provided by law for any taxable year, we may be characterized as a passive foreign investment company, or a PFIC, for United States federal income tax purposes. If we are treated as a PFIC, U.S. holders of our ordinary shares would be subject to a disadvantageous United States federal income tax regime with respect to the distributions they receive and the gain, if any, they derive from the sale or other disposition of their ordinary shares.

We believe that we were not a PFIC for the tax year ended June 30, 2012 and we expect that we will not become a PFIC in the foreseeable future. However, whether we are treated as a PFIC depends on questions of fact as to our assets and revenues that can only be determined at the end of each tax year. Accordingly, we cannot be certain that we will not be treated as a PFIC for our current tax year or for any subsequent year.

If a United States shareholder acquires 10% or more of our ordinary shares, it may be subject to increased United States taxation under the "controlled foreign corporation" rules. Additionally, this may negatively impact the demand for our ordinary shares.

If a United States shareholder owns 10% or more of our ordinary shares, it may be subject to increased United States federal income taxation (and possibly state income taxation) under the "controlled foreign corporation" rules. In general, each U.S. person who owns (or is deemed to own) at least 10% of the voting power of a non-U.S. corporation, "10% U.S. Shareholder," and if such non-U.S. corporation is a "controlled foreign corporation", or "CFC," for an uninterrupted period of 30 days or more during a taxable year, then a 10% U.S. shareholder who owns (or is deemed to own) shares in the CFC on the last day of the CFC's taxable year, must include in its gross income for United States federal income tax (and possibly state income tax) purposes its pro rata share of the CFC's "subpart F income", even if the subpart F income is not distributed. In general, a non-U.S. corporation is considered a CFC if one or more 10% U.S. Shareholders together own more than 50% of the voting power or value of the corporation on any day during the taxable year of the corporation. "Subpart F income" consists of, among other things, certain types of dividends, interest, rents, royalties, gains, and certain types of income from services and personal property sales.

The rules for determining ownership for purposes of determining 10% U.S. Shareholder and CFC status are complicated, depend on the particular facts relating to each investor, and are not necessarily the same as the rules for determining beneficial ownership for SEC reporting purposes. For taxable years in which we are a CFC for an uninterrupted period of 30 days or more, each of our 10% U.S. Shareholders will be required to include in its gross income for United States federal income tax purposes its pro rata share of our subpart F income, even if the subpart F income is not distributed by us. We currently do not believe we are a CFC. However, whether we are treated as a CFC can be affected by, among other things, facts as to our share ownership that may change. Accordingly, we cannot be certain that we will not be treated as a CFC for our current tax year or any subsequent tax year.

The risk of being subject to increased taxation as a CFC may deter our current shareholders from acquiring additional ordinary shares or new shareholders from establishing a position in our ordinary shares. Either of these scenarios could impact the demand for, and value of, our ordinary shares.

Our tax rate may increase during periods when our profitability declines. Additionally, we will pay taxes even if we are not profitable on a consolidated basis, which would harm our results of operations.

The intercompany service and related agreements among Vistaprint N.V. and our direct and indirect subsidiaries ensure that most of the subsidiaries realize profits based on their operating expenses. As a result, if the Vistaprint group is less profitable, or even not profitable on a consolidated basis, the majority of our subsidiaries will be profitable and incur income taxes in their respective jurisdictions. In periods of declining operating profitability or losses on a consolidated basis this structure will increase our effective tax rate or our consolidated losses and further harm our results of operations.

Item 1B. *Unresolved Staff Comments*

None.

Item 2. *Properties*

We own real property associated with the three manufacturing facilities we have constructed for the production of our products. Our 512,000 square foot facility located near Windsor, Ontario, Canada primarily services our North American market, our 195,800 square foot facility located in Venlo, the Netherlands primarily services our European market, and our 124,000 square foot facility located in Deer Park, Australia primarily services our Asia-Pacific markets. We are in the process of expanding our Venlo facility by 183,000 square feet to align with our long-term manufacturing growth strategy and are establishing a leased manufacturing facility in India in anticipation of a website launch in calendar 2012. Our web servers are located in a data center space at a Cable & Wireless co-location and hosting facility in Devonshire, Bermuda. We own a 12 acre site in Montego Bay, Jamaica on which we are currently constructing a new 92,000 square foot building for a customer service, sales and design support center that will replace the leased spaces in Jamaica with occupancy expected to be available in the fall of 2012.

We lease a 202,000 square foot facility in Lexington, MA which contains technology development, marketing and administrative employees and is included in the North America business segment below. As of June 30, 2012, a summary of our leased spaces is as follows:

Business Segment	Square Feet	Type	Lease Expirations
North America	244,492	Technology development, marketing, customer service and administrative	November 2012 - April 2017
Europe	159,182	Corporate strategy, technology development, marketing customer service, manufacturing and administrative	December 2012 - August 2017
Asia Pacific	56,417	Marketing, customer service, manufacturing and administrative	March 2014 - September 2017
Other (1)	28,370	Corporate strategy, technology development and prototyping laboratory	June 2014 - January 2018

(1) Includes locations that are exclusively corporate or global functions.

We believe that the total space available to us in the facilities we own and under our current leases and co-location arrangements or obtainable by us on commercially reasonable terms, will meet our needs for the foreseeable future.

Item 3. ***Legal Proceedings***

The information required by this item is incorporated by reference to the information set forth in Item 8 of Part II, "Financial Statements and Supplementary Data — Note 13 — Commitments and Contingencies," in the accompanying notes to the consolidated financial statements included in this Annual Report.

Item 4. ***Mine Safety Disclosures***

None.

PART II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

The ordinary shares of Vistaprint N.V. are traded on the NASDAQ Global Select Market (the "NASDAQ") under the symbol "VPRT." As of July 31, 2012, there were approximately 17 holders of record of our ordinary shares, although there are a much larger number of beneficial owners. The following table sets forth, for the periods indicated, the high and low sale price per share of our ordinary shares on the NASDAQ:

	High	Low
Fiscal 2011:		
First Quarter	$ 52.49	$ 27.75
Second Quarter	$ 46.80	$ 36.00
Third Quarter	$ 54.56	$ 44.53
Fourth Quarter	$ 56.25	$ 45.18
Fiscal 2012:		
First Quarter	$ 49.46	$ 26.00
Second Quarter	$ 35.92	$ 25.23
Third Quarter	$ 41.10	$ 28.95
Fourth Quarter	$ 42.77	$ 30.12

Dividends

We have never paid or declared any cash dividends on our ordinary shares, and we do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain all future earnings to finance the growth and operations of our business, purchase our ordinary shares, or pay down our long-term debt. Under Dutch law, we may only pay dividends out of profits as shown in our adopted annual accounts prepared in accordance with Dutch generally accepted accounting principles. We will only be able to declare and pay dividends to the extent our equity exceeds the sum of the paid and called up portion of our ordinary share capital and the reserves that must be maintained in accordance with provisions of Dutch law and our articles of association.

Issuer Purchases of Equity Securities

The following table presents information regarding purchases of our ordinary shares during the fourth quarter of fiscal 2012:

	Total Number of Shares Purchased	Average Price Paid Per Share (1)	Total Number of Shares Purchased as Part of a Publicly Announced Program	Approximate Dollar Value of Shares that May Yet to be Purchased Under the Program (2)
April 1, 2012 through April 30, 2012	—	—	—	—
May 1, 2012 through May 31, 2012	840,084	$ 36.26	840,084	—
June 1, 2012 through June 30, 2012	2,150,292	$ 32.36	2,150,292	$ 38,881,639
Total	2,990,376	$ 33.46	2,990,376	$ 38,881,639

(1) Average price paid per share includes commissions paid in connection with our publicly announced share purchase program.

(2) Value based on an aggregate of 1,203,021 shares at an assumed purchase price of $32.32 per share, which was the closing price of our ordinary shares on June 30, 2012, as reported by the NASDAQ.

During fiscal 2012, we purchased 9,900,980 of our ordinary shares for an aggregate cost of $309.7 million. We completed the share purchase programs authorized by our Supervisory Board on November 9, 2010 and October 3, 2011. On May 14, 2012, we announced that our Supervisory Board authorized a purchase of up to an additional 4,015,127 of our ordinary shares, of which 1,203,021 shares remain available for purchase.

Performance Graph

The following graph compares the cumulative total return to shareholders on Vistaprint N.V. ordinary shares relative to the cumulative total returns of the NASDAQ Composite index and the RDG Internet Composite index. An investment of $100 (with reinvestment of all dividends) is assumed to have been made in our ordinary shares and in each of the indexes on June 30, 2007 and its relative performance is tracked through June 30, 2012.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN

Among Vistaprint N.V., the NASDAQ Composite Index
and the RDG Internet Composite Index


$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
6/07
6/08
6/09
6/10
6/11
6/12
VistaPrint N.V.
NASDAQ Composite
RDG Internet Composite

	6/30/2007	6/30/2008	6/30/2009	6/30/2010	6/30/2011	6/30/2012
Vistaprint N.V.	$ 100.00	$ 69.96	$ 111.50	$ 124.16	$ 125.10	$ 84.44
NASDAQ Composite	100.00	84.54	73.03	82.88	110.33	115.30
RDG Internet Composite	100.00	98.02	81.48	99.12	131.19	158.31

The stock price performance included in this graph is not necessarily indicative of future stock price performance.

Item 6. *Selected Financial Data*

Form 10-K

The following financial data should be read in conjunction with our consolidated financial statements, the related notes and "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Annual Report on Form 10-K. The historical results are not necessarily indicative of the results to be expected for any future period.

	Year Ended June 30,				
	2012 (a)	2011	2010	2009	2008
	(In thousands, except share and per share data)				
Consolidated Statements of Operations Data:					
Revenue	$ 1,020,269	$ 817,009	$ 670,035	$ 515,826	$ 400,657
Net income	$ 43,994	$ 82,109	$ 67,741	$ 55,686	$ 39,831
Net income per share:					
Basic	$ 1.16	$ 1.89	$ 1.56	$ 1.29	$ 0.91
Diluted	$ 1.13	$ 1.83	$ 1.49	$ 1.25	$ 0.87
Shares used in computing net income per share:					
Basic	37,813,504	43,431,326	43,365,872	43,330,166	43,913,119
Diluted	38,953,179	44,951,199	45,336,561	44,634,191	46,016,364

	Year Ended June 30,				
	2012 (a)	2011	2010	2009	2008
	(In thousands)				
Consolidated Statements of Cash Flows Data:					
Cash flows provided by operating activities	$ 140,641	$ 162,633	$ 153,701	$ 120,051	$ 87,731
Purchases of property, plant and equipment	(46,420)	(37,405)	(101,326)	(76,286)	(62,740)
Purchase of ordinary shares	(309,701)	(56,935)	—	(45,518)	—
Business acquisitions, net of cash acquired	(180,675)	—	(6,496)	—	—
Net proceeds (payments) of long term debt	229,000	(5,222)	(13,848)	(3,219)	(3,251)

	As of June 30,				
	2012 (a)	2011	2010	2009	2008
	(In thousands)				
Consolidated Balance Sheet Data:					
Cash, cash equivalents and marketable securities	$ 62,203	$ 237,081	$ 172,331	$ 133,988	$ 129,743
Working capital (b)	(26,381)	178,485	111,369	90,050	94,736
Total assets	592,429	555,900	477,889	369,549	315,952
Total long-term debt, net of current portion	229,000	—	—	10,465	19,507
Total shareholders' equity	189,287	450,093	376,114	285,534	242,505

(a) Includes the impact of the acquisitions of Albumprinter Holding B.V. on October 31, 2011 and Webs, Inc. on December 28, 2011. See Note 5 in our accompanying financial statements in this Annual Report on Form 10-K for a discussion of these acquisitions.

(b) We define working capital as current assets less current liabilities. The significant decrease in working capital from June 30, 2011 to June 30, 2012 includes the impact of cash used for our acquisitions and ordinary share purchases.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following discussion and analysis of the financial condition and results of our operations should be read in conjunction with the consolidated financial statements and the notes to those statements included elsewhere in this Annual Report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to and those discussed in the section titled "Risk Factors" included elsewhere in this Annual Report.

Executive Overview

For the fiscal year ended June 30, 2012, we reported revenue of $1,020.3 million representing 25% revenue growth over the prior year. Constant-currency revenue growth was also 25% for this period. Constant-currency organic revenue growth, which excludes the impact of acquisitions, was 20% for the fiscal year ended June 30, 2012. The year included solid operational results, with our highest ever new customer additions, increased revenue from existing customers, continued geographic expansion, and healthy growth across our businesses including two acquisitions that we expect will contribute to our long-term growth strategy.

Despite our revenue growth and significant share repurchase activity, diluted earnings per share ("EPS") for the year ended June 30, 2012 declined 38% from the same prior year period to $1.13. This was due to investments we made in support of our long-term growth strategy. These investments include increased cost levels in our organic business as well as the acquisitions of Albumprinter Holding B.V. ("Albumprinter"), a leading provider of photo books and other photo products to consumers in Europe, and Webs, Inc. ("Webs"), a leading provider of do-it-yourself websites, Facebook pages and mobile presence solutions for small businesses.

Over the last 16 years, we have grown to become a leader in the large and fragmented market for small business marketing solutions. We have built significant competitive advantages via our marketing approach, proprietary technology, and manufacturing expertise. We have driven strong growth and developed substantial scale advantage by executing on our core strengths in mass customization technologies and by introducing an unmatched breadth of small business marketing products. We believe we are now well positioned to capitalize on our past success in order to capture more of the large market opportunity we see ahead of us. To do so, we have adopted an investment approach designed to support our ability to scale faster and drive significant long-term shareholder returns.

On July 28, 2011, we introduced new five-year organic revenue and EPS targets, along with an evolved financial and investment strategy to achieve our goals. We believe that by making disciplined but significant investments in fiscal 2012 and 2013, we will be able to sustain high revenue growth rates over the five-year period, and position ourselves to deliver longer-term earnings per share growth at higher rates than we would have been able to achieve at a smaller investment scale.

Our long-term goal is to be the leading online provider of micro business marketing solutions for businesses or organizations with fewer than 10 employees. Additionally, we plan to continue to focus on key market adjacencies where we believe we can drive additional long-term growth by employing our unique business model and customer value proposition. These adjacencies include digital marketing services, new geographic markets, personalized products for home and family usage, and up-market customers.

The strategy for growth in our core micro business marketing opportunity is to make investments and drive success in the following areas:

- *Customer Value Proposition.* We believe our customers currently spend only a small portion of their annual budget for marketing products and services with us. By shifting our success metrics from transactionally focused profit measures to longer-term customer satisfaction and economic measures, we believe we can deliver improvements to our customer experience and value proposition that will significantly increase customer loyalty and lifetime value. Examples of these programs include improving the customer experience on our site, such as ease of use, less cross selling before customers reach the checkout, and expanded customer service.

- *Lifetime Value Based Marketing.* We have traditionally acquired customers by targeting micro businesses who are already shopping online through marketing channels such as search marketing, email marketing, and other online advertising. We believe a significant portion of micro businesses in our core markets do not currently use online providers of marketing services. By investing more deeply into existing marketing channels, as well as opening up new channels such as television broadcast and direct mail, we believe we can drive continued new customer growth and reach offline audiences that are not currently looking to online partners for marketing needs.

Form 10-K

- *World Class Manufacturing.* We believe our manufacturing processes are best-in-class when it comes to the printing industry. But when compared to the best manufacturing companies in the world, we believe there is significant opportunity to drive further efficiencies and competitive advantages. By focusing additional top engineering talent on key process approaches, we believe we can make a step-function improvement in product quality and reliability, and significantly lower unit manufacturing costs.

Our strategy to drive longer-term growth by addressing market adjacencies is to develop our business in the following areas:

- *Digital Marketing Services.* We estimate that less than 50% of micro businesses have a website today, but digital marketing services, including websites, email marketing, online search marketing and social media marketing, are a fast-growing part of the small business marketing space. We believe there is great value in helping customers understand the powerful ways in which physical and digital marketing can be combined. Our current digital offering includes websites, email marketing, local search visibility, blogs, search engine optimization, and personalized email domain names. Since we launched digital marketing services in April 2008, our number of unique paying organic digital subscribers has grown to approximately 351,000. On December 28, 2011, we acquired Webs, a leading provider of do-it-yourself websites, Facebook pages and mobile presence solutions for small businesses, to significantly expand our ability to develop and deliver innovative, customer-focused online marketing solutions. Webs has a base of approximately 100,000 paying customers, as well as millions of non-paying users of its products.

- *Geographies outside North America and Europe.* For the fiscal year ended June 30, 2012, revenue generated outside of North America and Europe accounted for approximately 6% of our total revenue. We believe that we have significant opportunities to expand our revenue both in the countries we currently serve and in new markets. We intend to further extend our geographic reach by continuing to introduce localized websites in additional countries and languages, expanding our marketing efforts and customer service capabilities, and offering graphic design content, products, payment methodologies and languages specific to local markets. To support our expansion into global emerging markets, we opened offices in Singapore and Mumbai, India, and acquired assets of Printbell, an India based printing business during the year ended June 30, 2012. We also made a capital investment in a Chinese business in July 2012.

- *Home and Family.* Although we expect to maintain our primary focus on micro business marketing products and services, we also participate in the market for customized home and family products such as invitations, announcements, calendars, holiday cards, embroidered products, and apparel. This year we added new products and services targeted at the home and family market. We believe that the economies of scale provided by cross sales of these products to our extensive micro business customer base, our large production order volumes and our integrated design and production software and facilities support and will continue to support our effort to profitably grow our home and family business. On October 31, 2011, we acquired Albumprinter, a leading provider of photo books and other photo products to the home and family market in Europe. Additionally, during the year ended June 30, 2012, we launched a strategic partnership with Nickelodeon to offer licensed character content to Vistaprint customers.

- *Up-market Customers.* We serve customers across the spectrum of micro businesses with fewer than 10 employees, but our strength has traditionally been in the smallest and most price sensitive of these customers. In comparison to our customer base, which is concentrated in businesses with 2 or fewer employees, the micro businesses in the "up-market" portion of this spectrum tend to have more sophisticated marketing needs and typically spend more per year on their marketing activities. We believe that as we continue to research customer needs and make customer value proposition improvements for our traditional core customer base, we will develop a stronger ability to focus on "up-market" small business customers. We expect this adjacency can serve as a driver of growth in future years.

Critical Accounting Policies and Estimates

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). To apply these principles, we must make estimates and judgments that affect our reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. In some instances, we reasonably could have used different accounting estimates and, in other instances, changes in the accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ significantly from our estimates. We base our estimates and judgments on historical experience and other assumptions that we believe to be reasonable at the time under the circumstances, and we evaluate these estimates and judgments on an ongoing basis. We refer to accounting estimates and judgments of this type as critical accounting policies and estimates, which we discuss further below. This section should be read in conjunction with Note 2, "Summary of Significant Accounting Policies," of our audited consolidated financial statements included elsewhere in this Annual Report on Form 10-K, which includes other significant accounting policies.

Revenue Recognition. We generate revenue primarily from the sale and shipping of customized manufactured products, as well as providing digital services, website design and hosting, email marketing services, and order referral fees. We recognize revenue arising from sales of products and services, net of discounts and applicable indirect taxes, when it is realized or realizable and earned. We consider revenue realized or realizable and earned when there is persuasive evidence of an arrangement, a product has been shipped or service rendered with no significant post-delivery obligation on our part, the net sales price is fixed or determinable and collection is reasonably assured. Shipping, handling and processing charges billed to customers are included in revenue. Revenues from sales of prepaid orders on our websites are deferred until shipment of fulfilled orders or until the prepaid service has been rendered. For promotions through group buying websites, we recognize revenue on a gross basis, as we are the primary obligor, when redeemed items are shipped.

A reserve for estimated sales returns and allowances is recorded as a reduction of revenue, based on historical experience or specific identification of an event necessitating a reserve. This reserve is dependent upon customer return practices and will vary during the year due to volume or specific reserve requirements. Sales returns have not historically been significant to our net revenue and have been within our estimates.

Advertising Expense. We rely heavily on our advertising and marketing efforts in order to promote our products and services to generate revenue growth. Advertising costs, including production related items, are expensed when the costs are incurred. At each balance sheet date we make estimates of advertising spend that has not yet been invoiced. The accuracy of those estimates depends on sufficient data from our global marketing partners and generally involves a high volume of transactions. We perform extensive analysis on our historical estimates relative to actual performance; however, based on the volume and significance of our marketing spend in any period, these estimates require judgment to accurately recognize the appropriate expense during the period. As of June 30, 2012, we had $21.4 million recorded as an accrued liability for advertising costs.

Share-Based Compensation. We measure share-based compensation costs at fair value, including estimated forfeitures, and recognize the expense over the period that the recipient is required to provide service in exchange for the award, which generally is the vesting period. We use the Black-Scholes option pricing model to measure the fair value of most of our share options and use a lattice model to measure the fair value of share options with a market condition. The fair value of restricted share units ("RSUs") and restricted share awards ("RSAs") is determined based on the number of shares granted and the quoted price of our ordinary shares on the date of the grant. The Black-Scholes model requires significant estimates related to the award's expected life and future share price volatility of the underlying equity security. The lattice model considers market condition attributes in its valuation assessment and simulates various sources of uncertainty in order to determine an average value based on the range of resultant outcomes. The lattice model requires estimation of inputs such as future share price volatility and a forfeiture rate assessment. In determining the amount of expense to be recorded, we also estimate forfeiture rates for all awards based on historical experience to reflect the probability that employees will complete the required service period. Employee retention patterns could vary in the future and result in a change to our estimated forfeiture rate which would directly impact share-based compensation expense. As a measure of sensitivity, a 100 basis point change in our forfeiture rate estimate would have resulted in an immaterial impact on our statement of operations.

For awards with a performance condition vesting feature, when achievement of the performance condition is deemed probable, we recognize compensation cost on a graded-vesting basis over the awards' expected vesting periods. Management continually monitors the probability of vesting that is impacted by the achievement of certain business targets and milestones. Independent factors such as market acceptance, technological feasibility or economic market volatility could impact the achievement of such awards and contribute to variability in management's estimate and the recognition of the underlying share-based compensation expense. As the recognition of the compensation expense is reliant upon management's estimate of the achievement of the award, if the probability increases during any given period, the compensation cost associated with that award would be accelerated in order to match the estimated outcome. These changes in estimate could result in periods of high expense fluctuation.

Income Taxes. As part of the process of preparing our consolidated financial statements, we estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our current tax expense, including assessing the risks associated with tax audits, together with assessing temporary and permanent differences resulting from differing treatment of items for tax and financial reporting purposes. We recognize deferred tax assets and liabilities for the temporary differences using the enacted tax rates and laws that will be in effect when we expect temporary differences to reverse. We assess the ability to realize our deferred tax assets based upon the weight of available evidence both positive and negative. To the extent we believe that it is more likely than not that some portion or all of the deferred tax assets will not be realized, we establish a valuation allowance. Our estimates can vary due to the profitability mix of jurisdictions, foreign exchange movements, changes in tax law, regulations or accounting principles, as well as certain discrete items. In the event that actual results differ from our estimates or we adjust our estimates in the future, we may need to increase or decrease income tax expense, which could have a material impact on our financial position and results of operations.

We establish reserves for tax-related uncertainties based on estimates of whether, and the extent to which, additional taxes will be due. These reserves are established when we believe that certain positions might be challenged despite our belief that our tax return positions are in accordance with applicable tax laws. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit, new tax legislation, or the change of an estimate based on new information. To the extent that the final outcome of these matters is different than the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made. Interest and, if applicable, penalties related to unrecognized tax benefits are recorded in the provision for income taxes.

Software and Website Development Costs. We capitalize eligible salaries and payroll-related costs of employees who devote time to the development of websites and internal-use computer software. Capitalization begins when the preliminary project stage is complete, management with the relevant authority authorizes and commits to the funding of the software project, and it is probable that the project will be completed and the software will be used to perform the function intended. These costs are amortized on a straight-line basis over the estimated useful life of the software, which is generally two years. Our judgment is required in determining whether a project provides new or additional functionality, the point at which various projects enter the stages at which costs may be capitalized, in assessing the ongoing value and impairment of the capitalized costs, and in determining the estimated useful lives over which the costs are amortized. Historically we have not had any significant impairments of our capitalized software and website development costs.

Business Combinations. Amounts paid for acquisitions are allocated to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The fair value of identifiable intangible assets is based on detailed cash flow valuations that use information and assumptions provided by management. The valuations are dependent upon a myriad of factors including historical financial results, estimated customer renewal rates, projected operating costs and discount rates. We estimate the fair value of contingent consideration at the time of the acquisition using all pertinent information known to us at the time to assess the probability of payment of contingent amounts. We allocate any excess purchase price over the fair value of the net tangible and intangible assets acquired and liabilities assumed to goodwill. The assumptions used in our valuations for the acquisition of Webs and Albumprinter during fiscal 2012 may differ materially from actual results depending on performance of the acquired businesses and other factors. While we believe the assumptions used were appropriate, different assumptions in the allocation of the purchase price to either identifiable intangible assets or goodwill could have a material impact on the timing and extent of impact on our statements of operations.

Goodwill is assigned to reporting units as of the date of the related acquisition. If goodwill is assigned to more than one reporting unit, we utilize a method that is consistent with the manner in which the amount of goodwill in a business combination is determined. Transaction costs associated with a transaction to acquire a business are expensed as incurred.

Goodwill, Indefinite-Lived Intangible Assets, and Other Long-Lived Assets. We evaluate goodwill and indefinite-lived intangible assets for impairment annually or more frequently when an event occurs or circumstances change that indicate that the carrying value may not be recoverable. As of our annual testing date, January 1, we test goodwill for impairment. In the third quarter of fiscal 2012, we early adopted the new accounting guidance that simplifies how an entity tests goodwill for impairment. It provides an option to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. Some factors considered include the timing of the most recent fair value assessment (approximately $136.3 million of the goodwill as of June 30, 2012 was the result of acquisitions during the second quarter of fiscal 2012), the operating results of the reporting units as compared to forecast, an assessment of our overall market capitalization as compared to our consolidated net assets, and the consideration of market or economic events that could be indicative of impairment. In addition to the specific factors mentioned above, we assess the following individual factors on an ongoing basis such as:

- A significant adverse change in legal factors or the business climate
- An adverse action or assessment by a regulator
- Unanticipated competition
- A loss of key personnel
- A more-likely-than-not expectation that a reporting unit or a significant portion of a reporting unit will be sold or otherwise disposed of

We analyze these qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. Under the new guidance, this quantitative test is required only if we conclude that it is more likely than not that a reporting unit's fair value is less than its carrying amount. After performing the annual goodwill impairment qualitative analysis during the third quarter of fiscal 2012, we determined it was not necessary to perform the two-step goodwill impairment test.

Analyzing the risk of potential impairment is subjective and if the economic and market conditions of our reporting units detrimentally change in the future, a two-step goodwill impairment step may be required, which could result in an impairment charge. We considered any changes to the reporting units since our annual assessment and have concluded that as of June 30, 2012 no impairment indicators exist for any of our reporting units.

We are required to test definite lived long-lived assets, which include, among other items, customer relationships, developed technology, property, and equipment, when indicators of impairment are present. For purposes of this test, long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. The test for recoverability compares the undiscounted future cash flows of the long-lived asset group to its carrying value. If the carrying values of the long-lived asset group exceed the future cash flows, the assets are considered to be potentially impaired. The next step in the impairment measurement process is to determine the fair value of the individual net assets within the long-lived asset group. If the aggregate fair values of the individual net assets of the group are less than the carrying values, an impairment charge is recorded equal to the excess of the aggregate carrying value of the group over the aggregate fair value. The loss is allocated to each asset within the group based on their relative carrying values, with no asset reduced below its fair value. The identification and evaluation of a potential impairment requires judgment and is subject to change if events or circumstances pertaining to our business change. No events have occurred that would require an impairment assessment of our long-lived asset groups during the year ended June 30, 2012.

Litigation and Contingencies. We are subject to various loss contingencies arising in the ordinary course of business. We consider the likelihood of loss or impairment of an asset or the incurrence of a liability, as well as our ability to reasonably estimate the amount of loss in determining loss contingencies. An estimated loss contingency is accrued when it is probable that an asset has been impaired or a liability has been incurred and the amount of loss can be reasonably estimated. We regularly evaluate current information available to us to determine whether such accruals should be adjusted.

Recently Issued Accounting Pronouncements

See Item 8 of Part II, "Financial Statements and Supplementary Data — Note 2 — Summary of Significant Accounting Policies — Recently Adopted Accounting Pronouncements."

Results of Operations

The following table presents our historical operating results for the periods indicated as a percentage of revenue:

	Year Ended June 30,		
	2012	2011	2010
As a percentage of revenue:			
Revenue	100.0%	100.0 %	100.0 %
Cost of revenue	34.8%	35.2 %	35.8 %
Technology and development expense	12.7%	11.5 %	11.7 %
Marketing and selling expense	36.8%	33.3 %	32.3 %
General and administrative expense	10.3%	8.6 %	8.7 %
Income from operations	5.4%	11.4 %	11.5 %
Interest income	—%	0.1 %	0.1 %
Other income (expense), net	0.2%	(0.3)%	(0.2)%
Interest expense	0.1%	— %	0.2 %
Income before income taxes	5.5%	11.2 %	11.2 %
Income tax provision	1.2%	1.2 %	1.1 %
Net income	4.3%	10.0 %	10.1 %

In thousands

	Year Ended June 30,				
	2012	2011	2010	2012 vs. 2011	2011 vs. 2010
Revenue	$ 1,020,269	$ 817,009	$ 670,035	25%	22%

Revenue

We generate revenue primarily from the sale and shipping of customized manufactured products, and the provision of digital services, website design and hosting, email marketing services as well as a small percentage from order referral fees and other third-party offerings.

We seek to increase our revenue by increasing the number of customers who purchase from us ("unique active customers"), as well as the amount our customers spend on our offerings ("average bookings per unique active customer"). We use the combination of unique active customers and average bookings per unique active customer to describe our revenue performance as this approach is aligned with the way we manage our business and our efforts to increase our revenue. We believe that metrics relating to our unique active customers and average bookings per unique active customer offer shareholders a useful means of assessing our execution against our strategy. Because changes in one of these metrics may be offset by changes in the other metric, no single factor is determinative of our revenue and profitability trends, and we assess them together to understand their overall impact on revenue and profitability. A number of factors influence our ability to drive increases in these metrics:

- *Unique active customers.* The unique active customer count is the number of individual customers who purchased from us in a given period, with no regard to the frequency of purchase. For example, if a single customer makes two distinct purchases within a twelve-month period, that customer is tallied only once in the unique active customer count. We determine the uniqueness of a customer by looking at certain customer data. Unique active customers are driven by both the number of new customers we acquire, as well as our ability to retain customers after their first purchase. During our early growth phase, we focused more resources on the acquisition of new customers through the value of our offering and our broad-based marketing efforts targeted at the mass market for micro business customers. As we have grown larger, our acquisition focus has been supplemented with expanded retention efforts, such as email offers, customer service, and expanding our product offering. Our unique active customer count has grown significantly over the years, and we expect it will continue to grow as we see additional opportunity to drive both new customer acquisitions as well as increased retention rates. A retained customer is any unique customer in a specific period who has also purchased in any prior period.

- *Average bookings per unique active customer.* Average bookings per unique active customer is total bookings, which represents the value of total customer orders received on our websites, for a given period of time divided by the total number of unique active customers who purchased during that same period of time. We seek to increase average bookings per unique active customer as a means of increasing revenue. Average bookings per unique active customer are influenced by the frequency that a customer purchases from us, the number of products and feature upgrades a customer purchases in a given period, as well as the mix of tenured customers versus new customers within the unique active customer count, as tenured customers tend to purchase more than new customers. Average bookings per unique active customer have grown over a multi-year period, though they do sometimes fluctuate from one quarter to the next depending upon the type of products we promote during a period and promotional discounts we offer. For example, among other things, seasonal product offerings, such as holiday cards, can cause changes in bookings per customer in our second fiscal quarter ended December 31.

Revenue for the fiscal year ended June 30, 2012 increased 25% to $1,020.3 million compared to the fiscal year ended June 30, 2011, due to increases in sales across our product and service offerings, as well as across all geographic segments, and our acquisitions of Albumprinter and Webs. The overall growth during this period was driven by increases in the number of unique active customers, which grew by 26% to approximately 14.4 million. This was driven by both new customer additions and repeat customers. Excluding the effect of acquisitions, new customer additions during the year ended June 30, 2012 grew 27% to approximately 9.4 million. The stronger U.S. dollar negatively impacted our revenue growth by an estimated 60 basis points in the fiscal year ended June 30, 2012, as compared to the fiscal year ended June 30, 2011.

Revenue increased 22% to $817.0 million, from fiscal 2010 to fiscal 2011, primarily due to increases in sales across our product and service offerings, as well as across geographies. The overall growth during this period was driven by increases in unique active customers, which grew by 19% to approximately 11.4 million. This was influenced by growth in new customer additions, which grew 16% to approximately 7.4 million. The weaker U.S. dollar positively impacted our revenue growth by an estimated 40 basis points in the fiscal year ended June 30, 2011, over the same period.

In addition to the drivers of our annual revenue performance, we monitor unique active customers and average bookings per unique active customer on a trailing twelve-month basis. The following table summarizes our operational revenue metrics, excluding acquisitions, for the years ended June 30, 2012, 2011 and 2010:

	Year Ended June 30,				
	2012		2011		% Increase/ (Decrease)
Unique active customers	14.4 million		11.4 million		26 %
New customers	*9.4 million*		*7.4 million*		*27 %*
Retained customers	*5.0 million*		*4.0 million*		*25 %*
Average bookings per unique active customer	$	68	$	72	(6)%
New customers	*$*	*51*	*$*	*55*	(7)%
Retained customers	*$*	*99*	*$*	*100*	(1)%

	Year Ended June 30,				
	2011		2010		% Increase
Unique active customers	11.4 million		9.6 million		19 %
New customers	*7.4 million*		*6.4 million*		*16 %*
Retained customers	*4.0 million*		*3.2 million*		*25 %*
Average bookings per unique active customer	$	72	$	70	3 %
New customers	*$*	*55*	*$*	*54*	2 %
Retained customers	*$*	*100*	*$*	*99*	1 %

Total revenue by geographic segment for the fiscal years ended June 30, 2012, 2011 and 2010 are shown in the following tables:

In thousands

	Year Ended June 30,		%	Currency Impact:	Constant-Currency		Constant-Currency Organic
	2012	2011	Change	(Favorable)/ Unfavorable	Revenue Growth (1)	Impact of Acquisitions	Revenue Growth (1)
North America	$ 543,860	$ 452,770	20%	—%	20%	(1)%	19%
Europe	415,213	321,716	29%	2%	31%	(13)%	18%
Asia Pacific	61,196	42,523	44%	(6)%	38%	—%	38%
Total revenue	$ 1,020,269	$ 817,009	25%	—	25%	(5)%	20%

	Year Ended June 30,		%	Currency Impact:	Constant-Currency		Constant-Currency Organic
	2011	2010	Change	(Favorable)/ Unfavorable	Revenue Growth (1)	Impact of Acquisitions	Revenue Growth (1)
North America	$ 452,770	$ 384,034	18%	—%	18%	n/a	18%
Europe	321,716	258,534	24%	2%	26%	n/a	26%
Asia Pacific	42,523	27,467	55%	(16)%	39%	n/a	39%
Total revenue	$ 817,009	$ 670,035	22%	—%	22%	n/a	22%

(1) Constant-currency revenue growth, a non-GAAP financial measure, represents the change in total revenue between current and prior year periods at constant-currency exchange rates by translating all non-U.S. dollar denominated revenue generated in the current period using the prior year period's average exchange rate for each currency to the U.S. dollar. Constant-currency organic revenue growth also excludes the impact of revenue from acquisitions. We have provided this non-GAAP financial measure because we believe it provides meaningful information regarding our results on a consistent and comparable basis for the periods presented. Management uses this non-GAAP financial measure, in addition to GAAP financial measures, to evaluate our operating results. This non-GAAP financial measure should be considered supplemental to and not a substitute for our reported financial results prepared in accordance with GAAP.

In thousands

	Year Ended June 30,				
	2012	2011	2010	2012 vs. 2011	2011 vs. 2010
Cost of revenue	$ 355,205	$ 287,806	$ 240,195	23%	20%
% of revenue	*34.8%*	*35.2%*	*35.8%*		
Technology and development expense	$ 129,162	$ 93,626	$ 78,387	38%	19%
% of revenue	*12.7%*	*11.5%*	*11.7%*		
Marketing and selling expense	$ 375,538	$ 271,838	$ 216,574	38%	26%
% of revenue	*36.8%*	*33.3%*	*32.3%*		
General and administrative expense	$ 105,190	$ 70,659	$ 58,031	49%	22%
% of revenue	*10.3%*	*8.6%*	*8.7%*		

Cost of revenue

Cost of revenue includes materials used to manufacture our products, payroll and related expenses for production personnel, depreciation of assets used in the production process and in support of digital marketing service offerings, shipping, handling and processing costs, third-party production costs, production of costs of free products and other related costs of products sold by us.

The increase in cost of revenue from fiscal 2011 to fiscal 2012 was primarily attributable to the increased volume of product shipments during the current year period, including those from Albumprinter. The decrease in the cost of revenue as a percentage of total revenue from fiscal 2011 to fiscal 2012 was primarily attributable to higher overhead absorption resulting from increased product sales and increased labor efficiency, partially offset by inflation and shifts in product mix.

The increase in cost of revenue from fiscal 2010 to fiscal 2011 was primarily attributable to the increased volume of product shipments during the current year period. The decrease in the cost of revenue as a percentage of total revenue from fiscal 2010 to fiscal 2011 was primarily attributable to favorable shifts in product mix including an increase in sales of digital services, improved pricing in relation to shipping costs, and productivity improvements at our manufacturing locations. These improvements were partially offset by lower overhead absorption resulting from the opening of our new production facility in Deer Park, Australia in June 2010.

Technology and development expense

Technology and development expense consists primarily of payroll and related expenses for our employees engaged in software and manufacturing engineering, information technology operations, content development, amortization of capitalized software, website development costs and certain acquired intangible assets, including developed technology, hosting of our websites, asset depreciation, patent amortization, legal settlements in connection with patent-related claims, and other technology infrastructure-related costs. Depreciation expense for information technology equipment that directly supports the delivery of our digital marketing services products is included in cost of revenue.

The growth in our technology and development expenses of $35.5 million for fiscal 2012 was primarily due to increased payroll and facility-related costs of $28.4 million associated with increased headcount in our technology development and information technology support organizations, an integral part of our long-term growth strategy. At June 30, 2012, we employed 657 employees in these organizations compared to 454 employees at June 30, 2011. In addition other technology and development expenses increased $4.1 million as compared to the prior comparative period due to increased employee travel and training costs, recruitment costs and increased depreciation, hosting services and other costs related to continued investment in our website infrastructure. Furthermore, the year ended June 30, 2012 includes amortization of certain acquired intangible assets related to the Albumprinter and Webs transactions of $2.3 million. The increase in other website related expenses during fiscal 2012 was partially offset by a legal settlement of a patent claim in fiscal 2011.

The increase in our technology and development expenses of $15.2 million for fiscal 2011 as compared to fiscal 2010 was primarily due to increased payroll and facility-related costs of $9.3 million associated with additional headcount in our technology development and information technology support organizations. At June 30, 2011, we employed 454 employees in these organizations compared to 375 employees at June 30, 2010. In addition, during the fiscal year ended June 30, 2011, we continued to invest in our website infrastructure, which resulted in increased depreciation, hosting services expense and other website related expenses of $5.8 million as compared to the same periods in fiscal 2010. The increase in other website related expenses during fiscal 2011 includes the impact of a legal settlement of a patent claim, offset by expenses in the prior year related to the abandonment of certain acquired intangible assets recorded in conjunction with the Soft Sight, Inc. acquisition.

Marketing and selling expense

Marketing and selling expense consists primarily of advertising and promotional costs; payroll and related expenses for our employees engaged in marketing, sales, customer support and public relations activities; amortization of certain acquired intangible assets, including customer relationships and trade names; and third-party payment processing fees.

The increase in our marketing and selling expenses of $103.7 million for fiscal 2012 as compared to fiscal 2011 was driven primarily by increases of $74.2 million in advertising costs and commissions related to new customer acquisition and costs of promotions targeted at our existing customer base, an integral component of our long-term growth strategy, as well as increases in payroll and facility-related costs of $20.7 million. We continued to expand our marketing organization and our customer service, sales and design support centers and at June 30, 2012, we employed 1,515 employees in these organizations compared to 1,017 employees at June 30, 2011. In addition, payment processing fees paid to third parties increased by $3.1 million during fiscal 2012, as compared to fiscal 2011 due primarily to increased order volumes. Other marketing and selling expenses also increased by $2.2 million due to increased employee travel and training costs, recruitment costs, and professional fees. Furthermore, the year ended June 30, 2012 includes $3.5 million of amortization of acquired customer and brand name intangible assets related to the Albumprinter and Webs acquisitions.

The increase in our marketing and selling expenses of $55.3 million for fiscal 2011 as compared to fiscal 2010 was driven primarily by increases of $41.9 million in advertising costs and commissions related to new customer acquisition and costs of promotions targeted at our existing customer base, and increases in payroll and facility-related costs of $11.4 million. We continued to expand our marketing organization and our customer service, sales and design support centers and at June 30, 2011, we employed 1,017 employees in these organizations compared to 806 employees at June 30, 2010. In addition, payment processing fees paid to third parties increased by $3.2 million during fiscal 2011, as compared to fiscal 2010 due primarily to increased order volumes. These increases were partially offset by a charge of $1.5 million related to indirect taxes that is included in the fiscal year ended June 30, 2010.

General and administrative expense

General and administrative expense consists primarily of general corporate costs, including third-party professional fees, insurance and payroll and related expenses of employees involved in executive management, finance, legal, and human resources.

The increase in our general and administrative expenses of $34.5 million for fiscal 2012 as compared to fiscal 2011 was primarily due to increased payroll and facility-related costs of $24.6 million resulting from the continued investment in our executive management, finance, legal and human resource organizations to support our expansion and growth as well as certain one-time termination benefits. At June 30, 2012, we employed 369 employees in these organizations compared to 267 employees at June 30, 2011. In addition, third-party professional fees increased $5.1 million for the year ended June 30, 2012, primarily due to transaction costs associated with the Albumprinter and Webs acquisitions and increased costs of litigation relating to a patent infringement trial that concluded in July 2011.

The increase in our general and administrative expenses of $12.6 million for fiscal 2011 as compared to fiscal 2010 was primarily due to increased payroll and facility-related costs of $12.8 million resulting from the continued investment in our general and administrative organizations to support our expansion and growth. At

June 30, 2011, we employed 267 employees in these organizations compared to 199 employees at June 30, 2010. These increases were offset by decreased third-party professional fees of $0.8 million during fiscal 2011 as compared to fiscal 2010 due primarily to the completion of our change of domicile to the Netherlands and decreased costs of ongoing litigation and other general and administrative activities.

Share-based compensation

As a result of the RSAs granted as part of the Webs transaction and certain other equity awards, including a share option grant to our CEO that includes a market condition and will therefore be expensed using an accelerated method, we expect share-based compensation costs in fiscal 2013 to increase relative to historical trends across technology and development, marketing and selling, and general and administrative expenses.

Interest income

Interest income, which consists of interest earned on cash, cash equivalents and marketable securities, was $0.2 million, $0.4 million and $0.4 million during fiscal 2012, 2011 and 2010, respectively. The decrease in interest income in fiscal 2012 as compared to fiscal 2011 is primarily due to lower levels of interest bearing assets. The decrease in interest income in fiscal 2011 as compared to fiscal 2010 is attributable to the decline in interest rates on a year-over-year basis, partially offset by higher levels of interest bearing assets.

Other income (expense), net

Other income (expense), net, which primarily consists of gains and losses from currency transactions or revaluation and realized gains and losses related to our marketable securities, was $2.4 million, ($2.2) million, and ($1.5) million for fiscal 2012, 2011 and 2010, respectively. The variations in other income (expense), net are primarily due to currency exchange rate fluctuations on transactions or balances denominated in currencies other than the functional currency of our subsidiaries. Other income for fiscal 2012 includes a gain of $1.7 million from Euro currency transactions relating to the funding of our acquisition of Albumprinter.

Interest expense

Interest expense, which consists of interest paid to financial institutions on outstanding balances on our credit facilities, was $1.9 million, $0.2 million, and $0.8 million in fiscal 2012, 2011, and 2010, respectively. The increase in interest expense in fiscal 2012 as compared to fiscal 2011 is a result of our new revolving credit facility executed during the year ended June 30, 2012. The decrease in interest expense in fiscal 2011 as compared to fiscal 2010 was due to the decrease in the outstanding principal on our bank loans as we paid the remaining obligations associated with our amended Canadian credit agreement and Euro revolving credit agreement in fiscal 2011 and fiscal 2010, respectively.

Income tax provision

	Year Ended June 30,		
	2012	2011	2010
Income tax provision	$ 11,851	$ 9,013	$ 7,273
Effective tax rate	*21.2%*	*9.9%*	*9.7%*

Income tax expense increased to $11.9 million for fiscal 2012, as compared to $9.0 million, and $7.3 million for fiscal 2011 and 2010, respectively as a result of increased operating expenses and the transfer pricing agreements between our subsidiaries. Our tax expense for the year ended June 30, 2012 increased primarily due to growth in our organic business' operating expenses, which form the basis upon which our transfer pricing agreements determine pre-tax profits and related income tax expense for most of our subsidiaries. The intercompany services and related agreements among Vistaprint N.V. and its subsidiaries ensure that most of our subsidiaries realize profits based on their operating expenses, which results in taxable profits regardless of the level of consolidated pre-tax income or loss. During the year we also recorded tax expense associated with the operational alignment of the recently acquired Webs business and related intellectual property.

On January 2, 2012, one of our subsidiaries purchased Webs' global sales and distribution rights, customer lists, marketing intangibles, web-based technologies, software tools, and related technical data and know-how (collectively "Webs Intellectual Property") in order to align the Webs business with our global operations. As this was an intra-entity transfer, the tax cost to be incurred by Webs associated with the gain recognized on the transfer has been deferred in other assets in the consolidated balance sheet and will be amortized into tax expense over a weighted average period of approximately 13 years. The subsidiary elected to purchase the Webs' Intellectual Property using an installment obligation that results in the tax being paid over a 7.5 year term and, therefore, the related tax liability has been included in deferred tax liabilities in the consolidated balance sheet.

The increase in the overall effective tax rate during the year ended June 30, 2012 as compared to the prior year is primarily due to the reduction in our consolidated pre-tax income as a result of planned investments in support of our long-term growth strategy, tax expense associated with the transfer of the Webs Intellectual Property, and the expiration of the U.S. federal research and development tax credit on December 31, 2011. Since our income tax expense is mainly a function of our operating expenses and cost-based transfer pricing methodologies and not a function of our consolidated pre-tax income, our effective tax rate will typically vary inversely to changes in our consolidated pre-tax income. We expect this variation will continue in future periods.

The change in the effective tax rate for fiscal 2011 as compared to fiscal 2010 is primarily attributable to unfavorable changes in the amount and geographic mix of taxable earnings partially offset by the retroactive renewal of the U.S. federal research and development tax credit as a result of the Tax Relief, Unemployment Insurance Reauthorization, and Job Creation Act of 2010 enacted in the quarter ended December 31, 2010.

We are currently under income tax audits in various jurisdictions. We believe that our income tax reserves associated with these matters are adequate as the positions reported on our tax returns will be sustained on their technical merits. However, final resolution is uncertain and there is a possibility that final resolution could have a material impact on our financial condition, results of operations or cash flows. See Note 11 in our accompanying financial statements in this Annual Report on Form 10-K for additional discussion.

Liquidity and Capital Resources

Consolidated Statements of Cash Flows Data:
In thousands

	Year Ended June 30,		
	2012	2011	2010
Cash flows provided by operating activities	$ 140,641	$ 162,633	$ 153,701
Cash flows used in investing activities	(232,268)	(34,330)	(123,865)
Cash flows (used in) provided by financing activities	(79,167)	(58,282)	1,259

At June 30, 2012, we had $62.2 million of cash and cash equivalents and $229.0 million of long-term debt. Cash and cash equivalents decreased $174.3 million in fiscal 2012. The cash flows during the year ended June 30, 2012 related primarily to the following items:

Cash inflows:

- Net income of $43.9 million;
- Positive adjustments to accrual based net income for non-cash items of $96.6 million primarily related to depreciation and amortization of $59.4 million and share-based compensation costs of $25.4 million; and
- Proceeds from borrowing of long-term debt of $408.5 million.

Cash outflows:

- Capital expenditures of $46.4 million of which $17.7 million were related to the purchase of land and facilities, $15.6 million were related to the purchase of manufacturing and automation equipment for our production facilities, and $13.1 million were related to purchases of other assets, including information technology infrastructure and office equipment;

- Internal costs for software and website development that we have capitalized of $5.5 million;
- Payments for business acquisitions, net of cash acquired, of $180.7 million;
- Purchases of our ordinary shares of $309.7 million;
- Repayments of long-term debt of $179.5 million and debt issuance costs of $1.8 million; and
- Payments of the minimum withholding taxes related to shares withheld on vested restricted share units of $4.1 million.

Additional Liquidity and Capital Resources Information. During fiscal 2012, we financed our operations primarily through internally generated cash flows from operations and utilized borrowings of long-term debt to fund strategic investments in business acquisitions and ordinary share purchases. Due to our recent investments and share purchases, our current liabilities now exceed our current assets; however, we believe that our available cash, cash flows generated from operations, and our debt financing capacity will be sufficient to satisfy our working capital and planned investments to support our long-term growth strategy, including capital expenditure requirements, for the foreseeable future. We currently plan to invest approximately $75 million to $95 million on capital expenditures in fiscal 2013, which represents a substantial increase from fiscal 2012, primarily due to plans to expand our manufacturing capacity in Europe and India, the completion of the construction of our Jamaican customer service, sales and design support center, and the purchase of other IT and manufacturing equipment required to support our long-term growth strategy.

We may also use a combination of available cash, cash flow generated from operations, and debt financing to purchase our ordinary shares. During fiscal 2012 we purchased 9,900,980 of our ordinary shares for an aggregate cost of $309.7 million in connection with our various share purchase programs, of which 1,203,021 shares remain available for future purchase.

As part of our growth strategy, we may also continue to assess potential merger and acquisition targets, though we will continue to be prudent and selective. We acquired Albumprinter on October 31, 2011 and Webs on December 28, 2011. We paid total cash consideration of €60.0 million ($85.0 million based on the exchange rate as of the acquisition date) for Albumprinter less net working capital and net debt adjustments of €3.2 million, and we may pay up to an additional €5.0 million ($7.1 million based on the exchange rate as of the acquisition date) in cash based on performance targets covering the period from January 1, 2012 to December 31, 2012. For Webs, we paid $101.3 million of total cash consideration and 506,343 ordinary shares pursuant to restricted share awards contingent upon the continued employment of the founding shareholders. The Albumprinter and Webs acquisitions were funded through a combination of existing cash and our revolving credit facility. If we were to make additional investments incremental to our plan in areas such as mergers and acquisitions, we may need to raise capital through future debt or equity financing to fund such investments.

Long-term Debt. On October 21, 2011, we entered into a senior credit agreement with a syndicate of lenders led by JPMorgan Chase Bank, N.A., as administrative agent, that provides for an unsecured revolving credit facility of up to $250.0 million in aggregate loan commitments, with letter of credit and swing line loan sublimits of $25.0 million each. On April 13, 2012, we increased the aggregate loan commitments under the credit agreement by $137.5 million, to a total of $387.5 million, by adding new lenders and increasing the commitments of several existing lenders. We may from time to time, so long as no default or event of default has occurred and is continuing, further increase the loan commitments under the credit agreement by up to $150.0 million by adding new commitments or increasing the commitment of willing lenders. The maturity date of the credit agreement is October 21, 2016.

At August 10, 2012, we had outstanding borrowings drawn on the revolving credit facility of $261.2 million and availability of $104.3 million (after consideration of other limitations of $22.0 million). In the next twelve months we may use, as needed, our new revolving credit facility or additional sources of borrowings in order to fund our ongoing operations, repurchase our shares, or support our long-term growth. We have other financial obligations that constitute additional indebtedness based on the definitions within the credit facility. This additional indebtedness can potentially decrease the available amounts, depending on our leverage.

Debt Covenants. Our credit agreement, as filed as an exhibit to Form 8-K on October 26, 2011, contains financial and other covenants, including but not limited to (1) limitations on our incurrence of additional indebtedness and liens, the consummation of certain fundamental organizational changes or intercompany activities, investments and restricted payments including purchases of our ordinary shares or payments of dividends, and the amount of consolidated capital expenditures that we may make in each of our fiscal years ending June 30, 2012 through 2016 and (2) financial covenants that our:

- consolidated leverage ratio, which is the ratio of our consolidated indebtedness (*) to our trailing twelve-month, or TTM, consolidated EBITDA (*), will not exceed 3.5;
- consolidated senior leverage ratio, which is the ratio of our consolidated indebtedness that is not subordinated to our indebtedness under the credit agreement to our TTM consolidated EBITDA, will not exceed 2.75; and
- interest coverage ratio, which is the ratio of our TTM consolidated EBITDA to our TTM consolidated interest expense, will be at least 3.0.

At June 30, 2012, we were in compliance with all financial and other covenants under the credit agreement in effect at that time.

(*) The definitions of EBITDA and consolidated indebtedness are maintained in the credit agreement filed on October 26, 2011.

Contractual Obligations

Contractual obligations at June 30, 2012 are as follows:

In thousands

	Payments Due by Period				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease obligations	$ 49,889	$ 10,929	$ 19,458	$ 16,535	$ 2,967
Purchase obligations	40,182	40,182	—	—	—
Long-term debt obligation	246,645	4,094	8,189	234,362	—
Other obligations	22,405	3,174	6,463	6,617	6,151
Total (1)	$ 359,121	$ 58,379	$ 34,110	$ 257,514	$ 9,118

(1) We may be required to make cash outlays related to our unrecognized tax benefits. However, due to the uncertainty of the timing of future cash flows associated with our unrecognized tax benefits, we are unable to make reasonably reliable estimates of the period of cash settlement, if any, with the respective taxing authorities. Accordingly, unrecognized tax benefits of $6.0 million as of June 30, 2012 have been excluded from the contractual obligations table above. For further information on unrecognized tax benefits, see Item 8 of Part II, "Financial Statements and Supplementary Data — Note 11 — Income Taxes."

Operating Leases. We rent office space under operating leases expiring on various dates through 2018. Future rental payments required under our leases are an aggregate of approximately $49.9 million. The terms of certain lease agreements require security deposits in the form of bank guarantees and a letter of credit in the amount of $1.8 million and $0.4 million, respectively.

Purchase Obligations. At June 30, 2012, we had unrecorded commitments under contract of $40.2 million, which were principally composed of the site development and construction for the expansion of our Venlo, the Netherlands manufacturing facility and our Jamaican customer service, sales and design support centers of approximately $18.0 million and $5.9 million, respectively, as well as production and computer equipment purchases of approximately $7.2 million, and other unrecorded purchase commitments of $9.1 million.

Long-Term Debt. Amounts outstanding are due at maturity of our credit facility on October 21, 2016. Interest payable included in this table is based on the interest rate as of June 30, 2012 and assumes all amounts outstanding will not be paid until maturity.

Other Obligations. Includes the installment obligation related to the intra-entity transfer of Webs' Intellectual Property, which results in tax being paid over a 7.5 year term and has been classified as a deferred tax liability in our consolidated balance sheet as of June 30, 2012.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

Interest Rate Risk. Our exposure to interest rate risk relates primarily to our cash, cash equivalents and long-term debt. As of June 30, 2012, our cash and cash equivalents consisted of standard depository accounts which are held for working capital purposes. Due to the nature of our investments, we do not believe we have a material exposure to interest rate fluctuations.

As of June 30, 2012, we have $229.0 million of total U.S. dollar denominated variable rate long-term debt. As a result, we have exposure to market risk for changes in interest rates related to these obligations. A hypothetical 100 basis point increase in rates would result in an annual increase of interest expense of approximately $2.3 million. In order to mitigate this exposure related to hypothetical interest rate changes,, we began to execute interest rate swap contracts in July 2012 to fix the interest rate on a portion of our outstanding long-term debt. These contracts are with financial institutions that we judge to be credit-worthy and we do not plan to hold or issue derivative financial instruments for trading or speculative purposes.

Currency Exchange Rate Risk. We conduct business in multiple currencies through our worldwide operations but report our financial results in U.S. dollars. Therefore, we are affected by fluctuations in exchange rates of such currencies versus the U.S. dollar as follows:

- *Translation of our non-U.S. dollar revenues and expenses:* Revenue and related expenses generated in currencies other than the U.S. dollar could result in higher or lower net income when, upon consolidation, those transactions are translated to U.S. dollars. When the value or timing of revenue and expenses in a given currency are materially different, we may be exposed to significant impacts on our net income.
- *Remeasurement of monetary assets and liabilities:* Transaction gains and losses generated from remeasurement of monetary assets and liabilities denominated in currencies other than the functional currency of a subsidiary are included in other income (expense), net on the consolidated statements of income. Our subsidiaries have intercompany accounts that are eliminated in consolidation and cash and cash equivalents denominated in various currencies that expose us to fluctuations in currency exchange rates. A hypothetical 10% change in currency exchange rates was applied to total net monetary assets denominated in currencies other than the functional currencies at the balance sheet dates to compute the impact these changes would have had on our income before taxes in the near term. A hypothetical decrease in exchange rates of 10% against the functional currency of our subsidiaries would have resulted in an increase of $2.1 million and $0.8 million on our income before taxes for fiscal years 2012 and 2011, respectively, and a decrease of $0.7 million on our income before income taxes for the fiscal year 2010. . Additionally, some of our subsidiaries prepare tax returns in currencies other than their functional currency. In such cases, we are exposed to transaction gains or losses for tax purposes that are different than those recorded in other income (expense), net and could result in a significant tax benefit or loss.
- *Translation of our non-U.S. dollar assets and liabilities*: Each of our subsidiaries translates its assets and liabilities to U.S. dollars at current rates of exchange in effect at the balance sheet date. The resulting gains and losses from translation are included as a component of accumulated other comprehensive (loss) income on the consolidated balance sheet. Fluctuations in exchange rates can materially impact the carrying value of our assets and liabilities.

Foreign currency transaction gains included in other income (expense), net for the year ended June 30, 2012 were $2.4 million. Foreign currency transaction losses included in other income (expense), net for the years ended June 30, 2011 and 2010 were $2.1 million, and $1.5 million, respectively.

VISTAPRINT N.V.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Supervisory Board and Shareholders of
Vistaprint N.V.

We have audited the accompanying consolidated balance sheets of Vistaprint N.V. ("the Company") as of June 30, 2012 and 2011, and the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended June 30, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Vistaprint N.V. at June 30, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Vistaprint N.V.'s internal control over financial reporting as of June 30, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 15, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Boston, Massachusetts
August 15, 2012

VISTAPRINT N.V.

CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)

	June 30, 2012	June 30, 2011
Assets		
Current assets:		
Cash and cash equivalents	$ 62,203	$ 236,552
Marketable securities	—	529
Accounts receivable, net of allowances of $189 and $243, respectively	20,125	13,389
Inventory	7,168	8,377
Prepaid expenses and other current assets	26,102	13,444
Total current assets	115,598	272,291
Property, plant and equipment, net	261,228	262,104
Software and web site development costs, net	5,186	6,046
Deferred tax assets	327	6,522
Goodwill	140,429	4,168
Intangible assets, net	40,271	1,042
Other assets	29,390	3,727
Total assets	$ 592,429	$ 555,900
Liabilities and shareholders' equity		
Current liabilities:		
Accounts payable	$ 25,931	$ 15,998
Accrued expenses	98,402	68,989
Deferred revenue	15,978	8,819
Deferred tax liabilities	1,668	—
Total current liabilities	141,979	93,806
Deferred tax liabilities	18,359	3,794
Other liabilities	13,804	8,207
Long-term debt	229,000	—
Total liabilities	403,142	105,807
Commitments and contingencies (Note 13)		
Shareholders' equity:		
Preferred shares, par value €0.01 per share, 120,000,000 shares authorized; none issued and outstanding	—	—
Ordinary shares, par value €0.01 per share, 120,000,000 shares authorized; 49,950,289 shares issued and 34,119,637and 43,144,718 shares outstanding, respectively	699	699
Treasury shares, at cost, 15,830,652 and 6,805,571 shares, respectively	(378,941)	(85,377)
Additional paid-in capital	285,633	273,260
Retained earnings	292,628	248,634
Accumulated other comprehensive (loss) income	(10,732)	12,877
Total shareholders' equity	189,287	450,093
Total liabilities and shareholders' equity	$ 592,429	$ 555,900

See accompanying notes.

VISTAPRINT N.V.

CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except share and per share data)

	Year Ended June 30,		
	2012	2011	2010
Revenue	$ 1,020,269	$ 817,009	$ 670,035
Cost of revenue (1)	355,205	287,806	240,195
Technology and development expense (1)	129,162	93,626	78,387
Marketing and selling expense (1)	375,538	271,838	216,574
General and administrative expense (1)	105,190	70,659	58,031
Income from operations	55,174	93,080	76,848
Interest income	192	435	441
Other income (expense), net	2,350	(2,197)	(1,491)
Interest expense	1,871	196	784
Income before income taxes	55,845	91,122	75,014
Income tax provision	11,851	9,013	7,273
Net income	$ 43,994	$ 82,109	$ 67,741
Basic net income per share	$ 1.16	$ 1.89	$ 1.56
Diluted net income per share	$ 1.13	$ 1.83	$ 1.49
Weighted average shares outstanding — basic	37,813,504	43,431,326	43,365,872
Weighted average shares outstanding — diluted	38,953,179	44,951,199	45,336,561

(1) Share-based compensation is allocated as follows:

	Year Ended June 30,		
	2012	2011	2010
Cost of revenue	$ 329	$ 686	$ 840
Technology and development expense	5,171	4,178	5,790
Marketing and selling expense	2,692	3,841	4,965
General and administrative expense	17,221	12,972	10,785

See accompanying notes.

VISTAPRINT N.V.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands)

	Year Ended June 30,		
	2012	2011	2010
Net income	$ 43,994	$ 82,109	$ 67,741
Other comprehensive income:			
Foreign currency translation	(23,609)	23,483	(14,368)
Reclassification of unrealized gains to net income	—	19	—
Unrealized gain on cash flow hedge, net of tax of $22	—	—	49
Unrealized loss on marketable securities	—	—	(28)
Total comprehensive income	$ 20,385	$ 105,611	$ 53,394

See accompanying notes.

VISTAPRINT N.V.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (in thousands)

	Ordinary Shares		Treasury Shares					
	Number of Shares Issued	Amount	Number of Shares	Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
Balance at June 30, 2009	49,175	$ 688	(6,369)	$ (29,881)	$ 212,221	$ 98,784	$ 3,722	$ 285,534
Issuance of ordinary shares due to share option exercises	633	9	151	721	14,247			14,977
Restricted share units vested, net of shares withheld for taxes	83	1	182	(477)	(5,666)			(6,142)
Excess tax benefits from share-based compensation					6,272			6,272
Share-based compensation expense					22,079			22,079
Net income						67,741		67,741
Foreign currency translation							(14,368)	(14,368)
Unrealized gain on cash flow hedge, net of tax							49	49
Unrealized loss on marketable securities							(28)	(28)
Balance at June 30, 2010	49,891	$ 698	(6,036)	$ (29,637)	$ 249,153	$ 166,525	$ (10,625)	$ 376,114
Issuance of ordinary shares due to share option exercises	59	1	256	3,035	3,977			7,013
Restricted share units vested, net of shares withheld for taxes			301	(1,840)	(3,813)			(5,653)
Excess tax benefits from share-based compensation					2,515			2,515
Share-based compensation expense					21,428			21,428
Purchase of ordinary shares			(1,327)	(56,935)				(56,935)
Net income						82,109		82,109
Foreign currency translation							23,483	23,483
Reclassification of unrealized gains to net income							19	19
Balance at June 30, 2011	49,950	$ 699	(6,806)	$ (85,377)	$ 273,260	$ 248,634	$ 12,877	$ 450,093
Issuance of ordinary shares due to share option exercises			92	1,938	(544)			1,394
Restricted share units vested, net of shares withheld for taxes			278	3,445	(7,594)			(4,149)
Grant of restricted share awards			506	10,754	(10,754)			—
Excess tax benefits from share-based compensation					6,108			6,108
Share-based compensation expense					25,157			25,157
Purchase of ordinary shares			(9,901)	(309,701)				(309,701)
Net income						43,994		43,994
Foreign currency translation							(23,609)	(23,609)
Balance at June 30, 2012	49,950	$ 699	(15,831)	$(378,941)	$ 285,633	$ 292,628	$ (10,732)	$ 189,287

See accompanying notes.

VISTAPRINT N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

Form 10-K

	Year Ended June 30,		
	2012	2011	2010
Operating activities			
Net income	$ 43,994	$ 82,109	$ 67,741
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	59,427	50,627	44,367
Amortization of debt issuance costs	206	—	—
Abandonment of intangible assets acquired in a business acquisition	—	—	920
Realized loss on marketable securities	—	71	—
Realized loss on sale, disposal, or impairment of long-lived assets	155	486	535
Amortization of premiums and discounts on short-term investments	—	163	127
Share-based compensation expense	25,413	21,677	22,380
Excess tax benefits derived from share-based compensation awards	(6,108)	(2,515)	(6,272)
Deferred taxes	(1,810)	1,614	179
Changes in operating assets and liabilities, excluding the effect of an acquisition:			
Accounts receivable	(1,405)	(3,454)	(3,727)
Inventory	1,150	(1,466)	(2,224)
Prepaid expenses and other assets	(11,484)	9,936	3,792
Accounts payable	5,667	(2,610)	6,176
Accrued expenses and other liabilities	25,436	5,995	19,707
Net cash provided by operating activities	140,641	162,633	153,701
Investing activities			
Purchases of property, plant and equipment	(46,420)	(37,405)	(101,326)
Proceeds from sale of equipment	—	—	177
Business acquisitions, net of cash acquired	(180,675)	—	(6,496)
Purchases of marketable securities	—	—	(9,804)
Maturities and redemptions of marketable securities	529	9,570	100
Purchases of intangible assets	(239)	(205)	—
Capitalization of software and website development costs	(5,463)	(6,290)	(6,516)
Net cash used in investing activities	(232,268)	(34,330)	(123,865)
Financing activities			
Proceeds from borrowings of long-term debt	408,500	—	—
Payments of long-term debt	(179,500)	(5,222)	(13,848)
Payments of debt issuance costs	(1,819)	—	—
Payments of withholding taxes in connection with vesting of restricted share units	(4,149)	(5,653)	(6,142)
Purchase of ordinary shares	(309,701)	(56,935)	—
Excess tax benefits derived from share-based compensation awards	6,108	2,515	6,272
Proceeds from issuance of shares	1,394	7,013	14,977
Net cash (used in) provided by financing activities	(79,167)	(58,282)	1,259
Effect of exchange rate changes on cash	(3,555)	3,804	(2,356)
Net (decrease) increase in cash and cash equivalents	(174,349)	73,825	28,739
Cash and cash equivalents at beginning of period	236,552	162,727	133,988
Cash and cash equivalents at end of period	$ 62,203	$ 236,552	$ 162,727

See accompanying notes.

VISTAPRINT N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
(in thousands)

	Year Ended June 30,		
	2012	2011	2010
Cash paid during the period for:			
Interest	$ 1,487	$ 219	$ 883
Income taxes	7,104	4,259	1,573

See accompanying notes.

1. Description of the Business

The Vistaprint group of companies offers micro businesses the ability to market their businesses with a broad range of brand identity and promotional products, marketing services and digital solutions. Through the use of proprietary Internet-based graphic design software, localized websites, proprietary order receiving and processing technologies and advanced computer integrated production facilities, we offer a broad spectrum of products, such as business cards, website hosting, apparel, signage, promotional gifts, brochures, online marketing and creative services. We focus on serving the marketing, graphic design and printing needs of the micro business market, generally businesses or organizations with fewer than 10 employees and usually 2 or fewer. We also provide personalized products for home and family use.

Change of Domicile

On August 30, 2009, we moved our place of incorporation of the publicly traded parent entity of the Vistaprint group of companies from Bermuda to the Netherlands. Vistaprint N.V. was formed as a limited liability company (naamloze vennootschap) under the laws of the Netherlands. Pursuant to a scheme of arrangement under Bermuda law approved by the common shareholders of Vistaprint Limited, among other things, each common share of Vistaprint Limited was exchanged for one ordinary share of Vistaprint N.V. This change of domicile was accounted for as a merger between entities under common control and as a result all historical share information has been restated to reflect its impact. The historical financial statements of Vistaprint Limited for periods prior to this transaction are considered to be the historical financial statements of Vistaprint N.V.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Vistaprint N.V., its wholly owned subsidiaries, and those entities in which we have a variable interest and are the primary beneficiary. Intercompany balances and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("GAAP"), requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We believe our most significant estimates are associated with the ongoing evaluation of our long-lived assets and goodwill, advertising expense and related accruals, share-based compensation, accounting for business combinations, income taxes, and litigation and contingencies, among others. By their nature, estimates are subject to an inherent degree of uncertainty. Actual results could differ from those estimates.

Cash, Cash Equivalents and Marketable Securities

We consider all highly liquid investments purchased with an original maturity of three months or less to be the equivalent of cash for the purpose of balance sheet and statement of cash flows presentation. Cash equivalents consist of money market funds. Cash and cash equivalents restricted for use were $906 and $1,205 as of June 30, 2012 and 2011, respectively, and are included in other assets in the accompanying consolidated balance sheets.

Marketable securities, when held, consist primarily of investment-grade corporate bonds, U.S. government agency issues, and certificates of deposit. Our marketable securities are classified as "available-for-sale securities" and carried at fair value, with the unrealized gains and losses reported as a separate component of accumulated other comprehensive (loss) income. The cost of securities sold is based on the specific identification method.

Interest and dividends on securities classified as available-for-sale are included in interest income.We review our investments for other-than-temporary impairment whenever the fair value of an investment is less than amortized cost and evidence indicates that an investment's carrying amount is not recoverable within a reasonable period of time. At June 30, 2011, we held one municipal auction rate security ("ARS") as a result of failed auctions. The issuer of the ARS initiated a tender offer in June 2011 and, on July 14, 2011, the securities were redeemed. As of June 30, 2011, the ARS was included in marketable securities at its redemption value and a realized loss of $71 was included in other expense, net, of which $40 was reclassified from other comprehensive income. There were no other-than-temporary impairments during the years ended June 30, 2012 or 2010.

Cash and cash equivalents as of June 30, 2012 consisted of the following:

	Amortized Cost	Gross Unrealized Gains (Losses)	Fair Value
Cash and cash equivalents	$ 62,203	$ —	$ 62,203
Total cash and cash equivalents	$ 62,203	$ —	$ 62,203

Cash, cash equivalents and marketable securities as of June 30, 2011 consisted of the following:

	Amortized Cost	Gross Unrealized Gains (Losses)	Fair Value
Cash and cash equivalents	$ 236,552	$ —	$ 236,552
Marketable securities:			
Municipal auction rate security	529	—	529
Total cash, cash equivalents, and marketable securities	$ 237,081	$ —	$ 237,081

Accounts Receivable

Accounts receivable includes amounts due from customers, affiliates and partners. We offset gross trade accounts receivable with an allowance for doubtful accounts, which is our best estimate of the amount of probable credit losses in existing accounts receivable. Account balances are charged off against the allowance when the potential for recovery is considered remote.

Inventories

Inventories consist primarily of raw materials and are recorded at the lower of cost or market value using a first-in, first-out method. Costs to produce free products are included in cost of revenues as incurred.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and amortization. Additions and improvements that substantially extend the useful life of a particular asset are capitalized while repairs and maintenance costs are expensed as incurred. Depreciation of plant and equipment is recorded on a straight-line basis over the estimated useful lives of the assets.

Software and Web Site Development Costs

We capitalize eligible salaries and payroll-related costs of employees who devote time to the development of websites and internal-use computer software. Capitalization begins when the preliminary project stage is complete, management with the relevant authority authorizes and commits to the funding of the software project, and it is probable that the project will be completed and the software will be used to perform the function intended. These costs are amortized on a straight-line basis over the estimated useful life of the software, which is generally two years. Costs associated with preliminary stage software development, repair, maintenance or the development of website content are expensed as incurred.

Amortization of previously capitalized amounts in the years ended June 30, 2012, 2011 and 2010 was $6,325, $6,653 and $6,780, respectively, resulting in accumulated amortization of $11,864 and $12,370 at June 30, 2012 and 2011, respectively.

Leases

We categorize leases at their inception as either operating or capital leases. Costs for operating leases that include incentives such as payment escalations or rent abatements are recognized on a straight-line basis over the term of the lease. Additionally, inducements received are treated as a reduction of our costs over the term of the agreement. Leasehold improvements are capitalized at cost and amortized over the shorter of their expected useful life or the life of the lease, excluding renewal periods.

Intangible Assets

We capitalize the costs of purchasing patents from unrelated third parties and amortize these costs over the estimated useful life of the patent. The costs related to patent applications, pursuing others who we believe infringe on our patents, and defending against patent-infringement claims are expensed as incurred.

We record acquired intangible assets at fair value on the date of acquisition and amortize such assets using the straight-line method over the expected useful life of the asset, unless another amortization method is deemed to be more appropriate. We evaluate the remaining useful life of intangible assets on a periodic basis to determine whether events and circumstances warrant a revision to the remaining useful life. If the estimate of an intangible asset's remaining useful life is changed, we amortize the remaining carrying value of the intangible asset prospectively over the revised remaining useful life.

Long-Lived Assets

Definite lived long-lived assets, other than goodwill, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. Conditions that would necessitate an impairment assessment include a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or any other significant adverse change that would indicate that the carrying amount of an asset or group of assets may not be recoverable.

For long-lived assets used in operations, impairment losses are only recorded if the asset's carrying amount is not recoverable through its undiscounted, probability-weighted future cash flows. We measure the impairment loss based on the difference between the carrying amount and estimated fair value. Long-lived assets are considered held for sale when certain criteria are met, including when management has committed to a plan to sell the asset, the asset is available for sale in its immediate condition, and the sale is probable within one year of the reporting date. Assets held for sale are reported at the lower of cost or fair value less costs to sell. We did not have any assets held for sale as of June 30, 2012 or 2011.

No impairment charges were recorded for the year ended June 30, 2012. For the fiscal years ended, June 30, 2011 and 2010 we recorded impairment charges on long-lived assets of $252 and $514, respectively.

Business Combinations

We assign the value of the consideration transferred to acquire a business to the tangible and intangible assets acquired and liabilities assumed on the basis of their fair values at the date of acquisition. We assess the fair value of assets, including intangible assets, using a variety of methods and each asset is measured at fair value from the perspective of a market participant. The method used to estimate the fair values of intangible assets incorporates significant assumptions regarding the estimates a market participant would make in order to evaluate an asset, including a market participant's use of the asset and the appropriate discount rates for a market participant. Assets recorded from the perspective of a market participant that are determined to not have economic use for us are expensed immediately. Any excess purchase price over the fair value of the net tangible and intangible assets acquired is allocated to goodwill. Transaction costs and restructuring costs associated with a business combination are expensed as incurred.

Goodwill

Goodwill is evaluated for impairment on an annual basis during the fiscal third quarter or more frequently when an event occurs or circumstances change that indicate that the carrying value may not be recoverable. During the third quarter of 2012, we early adopted the new accounting guidance that allows entities to perform a qualitative assessment on goodwill impairment to determine whether quantitative assessment is necessary. In doing so, we evaluated goodwill for our reporting units in a qualitative manner and have determined that is not more likely than not that an impairment had occurred. There have been no indications of impairment that would require an updated analysis as of June 30, 2012.

Debt Issuance Costs

Expenses associated with the issuance of debt instruments are capitalized and are amortized over the terms of the respective financing arrangement using the effective interest method, or on a straight-line basis through the maturity date for our revolving credit facility. During the year ended June 30, 2012, we capitalized debt issuance costs related to our revolving credit facility of $1,819. Amortization of these costs is included as a component of interest expense in the consolidated statements of operations and amounted to $206 for the year ended June 30, 2012. Debt issuance costs recognized in the consolidated balance sheets was $1,613 as of June 30, 2012. There were no debt issuance costs capitalized or amortized in the others years presented.

Shareholders' Equity

Comprehensive Income (Loss)

Comprehensive income (loss) is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Comprehensive income (loss) is composed of net income, unrealized gains and losses on marketable securities and derivatives, and cumulative foreign currency translation adjustments, which are disclosed in the accompanying consolidated statements of comprehensive income.

Treasury Shares

Treasury shares are accounted for under the cost method and included as a component of shareholders' equity. During the year ended June 30, 2012, we purchased 9,900,980 of our ordinary shares for a total cost of $309,701, inclusive of transaction costs, in connection with our publicly announced share purchase programs.

Revenue Recognition

We generate revenue primarily from the sale and shipping of customized manufactured products, as well as providing digital services, website design and hosting, email marketing services and order referral fees. We recognize revenue arising from sales of products and services when it is realized or realizable and earned. We consider revenue realized or realizable and earned when it has persuasive evidence of an arrangement, the product has been shipped or service rendered with no significant post-delivery obligations on our part, the net sales price is fixed or determinable and collectability is reasonably assured. For subscription services we recognize revenue for the fees charged to customers ratably over the term of the service arrangement. Revenue is recognized net of discounts we offer to our customers as part of advertising campaigns. Revenues from sales of prepaid orders on our websites are deferred until shipment of fulfilled orders or until the prepaid service has been rendered.

Shipping, handling and processing costs billed to customers are included in revenue and the related costs are included in cost of revenue. Sales and purchases in jurisdictions which are subject to indirect taxes, such as value added tax ("VAT"), are recorded net of tax collected and paid as we act as an agent for the government.

For promotions through group buying websites, we recognize revenue on a gross basis, as we are the primary obligor, when redeemed items are shipped.

A reserve for sales returns and allowances is recorded based on historical experience or specific identification of an event necessitating a reserve.

Advertising Expense

Advertising costs are expensed as incurred and included in marketing and selling expense. Advertising expense for the years ended June 30, 2012, 2011 and 2010 was $250,105, $177,101 and $135,675, respectively, which consisted of external costs related to customer acquisition and retention marketing campaigns.

Research and Development Expense

Research and development costs are expensed as incurred and included in technology and development expense. Research and development expense for the years ended June 30, 2012, 2011 and 2010 was $19,707, $11,128 and $8,501, respectively, which consisted of costs related to enhancing our manufacturing engineering and technology capabilities.

Income Taxes

As part of the process of preparing our consolidated financial statements, we estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our current tax expense and assessing temporary and permanent differences resulting from differing treatment of items for tax and financial reporting purposes. We recognize deferred tax assets and liabilities for the temporary differences using the enacted tax rates and laws that will be in effect when we expect temporary differences to reverse. We assess the ability to realize our deferred tax assets based upon the weight of available evidence both positive and negative. To the extent we believe that it is more likely than not that that some portion or all of the deferred tax assets will not be realized, we establish a valuation allowance. In the event that actual results differ from our estimates or we adjust our estimates in the future, we may need to increase or decrease income tax expense, which could have a material impact on our financial position and results of operations.

We recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based on the technical merits of the tax position. The tax benefits recognized in our financial statements from such positions are measured on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate resolution. The unrecognized tax benefits will reduce our effective tax rate if recognized. Interest and, if applicable, penalties related to unrecognized tax benefits are recorded in the provision for income taxes.

Foreign Currency Translation

Our non-U.S. dollar functional currency subsidiaries translate their assets and liabilities denominated in their functional currency to U.S. dollars at current rates of exchange in effect at the balance sheet date, and revenues and expenses are translated at average rates prevailing throughout the period. The resulting gains and losses from translation are included as a component of other accumulated comprehensive (loss) income. Transaction gains and losses and remeasurement of assets and liabilities denominated in currencies other than an entity's functional currency are included in other income (expense), net of $2,350, $(2,126) and $(1,491) for the years ended June 30, 2012, 2011 and 2010, respectively.

Net Income Per Share

Basic net income per share is computed by dividing net income by the weighted-average number of ordinary shares outstanding for the fiscal period. Diluted net income per share gives effect to all potentially dilutive securities, including share options, restricted share units ("RSUs") and restricted share awards ("RSAs"), using the treasury stock method. Awards with performance or market conditions are included using the treasury stock method only if the conditions would have been met as of the end of the reporting period.

The following table sets forth the reconciliation of the weighted-average number of ordinary shares:

	Year Ended June 30,		
	2012	2011	2010
Weighted average shares outstanding, basic	37,813,504	43,431,326	43,365,872
Weighted average shares issuable upon exercise/vesting of outstanding share options/RSUs/RSAs	1,139,675	1,519,873	1,970,689
Shares used in computing diluted net income per share	38,953,179	44,951,199	45,336,561
Weighted average anti-dilutive shares excluded from diluted net income per share	1,495,858	640,214	259,398

Compensation Expense

Share-Based Compensation

Compensation expense for all share-based awards expected to vest is measured at fair value on the date of grant and recognized over the requisite service period. The fair value of share options is determined using the Black-Scholes valuation model, or lattice model for share options with a market condition, and the fair value of RSUs and RSAs is determined based on the number of shares granted and the quoted price of our ordinary shares. Such value is recognized ratably as expense over the requisite service period, or on an accelerated method for awards with a performance or market condition, net of estimated forfeitures. The estimation of share awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from our current estimates, such amounts will be recorded as a cumulative adjustment in the period estimates are revised. We consider many factors when estimating expected forfeitures, including types of awards, employee class, and historical experience. For awards with a performance condition vesting feature, compensation cost is recorded if it is probable that the performance condition will be achieved.

Sabbatical Leave

Compensation expense associated with a sabbatical leave, or other similar benefit arrangements, is accrued over the requisite service period during which an employee earns the benefit, net of estimated forfeitures, and is included in other liabilities on our consolidated balance sheets.

Concentrations of Credit Risk

We monitor the creditworthiness of our customers to which we grant credit terms in the normal course of business. We had one customer that represented 32% of our total accounts receivable at June 30, 2012.

We maintain an allowance for doubtful accounts for potential credit losses based upon specific customer accounts and historical trends, and such losses to date in the aggregate have not materially exceeded our expectations.

Recently Adopted Accounting Pronouncements

Effective January 1, 2012, we adopted ASU 2011-04 *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS* ("ASU 2011-04"), which is intended to result in convergence between U.S. GAAP and International Financial Reporting Standards requirements for measurement of, and disclosures about, fair value. ASU 2011-04 clarifies or changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements. The adoption of this ASU did not have a material effect on our financial position or results of operations.

In June 2011, we elected to early adopt ASU 2011-05 *Presentation of Comprehensive Income*, which makes the presentation of items within other comprehensive income ("OCI") more prominent. The new standard requires companies to present items of net income, items of OCI and total comprehensive income in one continuous statement or two separate consecutive statements, and companies will no longer be allowed to present items of OCI in the statement of shareholders' equity. The FASB finalized a proposal to defer the requirement to present reclassifications from OCI to net income on the face of the financial statements and require that reclassification adjustments be disclosed in the notes to the financial statements, consistent with the existing disclosure requirements. The deferral does not change the other requirements. The adoption of this ASU did not have a material effect on our financial position or results of operations.

Effective January 1, 2012, we elected to early adopt ASU 2011-08 *Testing Goodwill for Impairment*, which provides updated guidance on the periodic testing of goodwill for impairment. This new standard allows companies to assess qualitative factors to determine if it is more likely than not that goodwill might be impaired and whether it is necessary to perform the two-step goodwill impairment test required under current accounting standards. The adoption of this ASU did not have a material effect on our financial position or results of operations. See discussion under the Goodwill heading above for further details.

3. Fair Value Measurements

We use a three-level valuation hierarchy for measuring fair value and include detailed financial statement disclosures about fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

- *Level 1:* Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
- *Level 2:* Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
- *Level 3:* Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The following tables summarize, by major security type, our assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy:

	June 30, 2012			
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Cash and cash equivalents	$ 62,203	$ 62,203	$ —	$ —
Total assets recorded at fair value	$ 62,203	$ 62,203	$ —	$ —
Liabilities				
Albumprinter contingent earn-out	$ 570	$ —	$ —	$ 570
Total liabilities recorded at fair value	$ 570	$ —	$ —	$ 570

	June 30, 2011			
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Cash and cash equivalents	$ 236,552	$ 236,552	$ —	$ —
Auction rate security	529	—	—	529
Total assets recorded at fair value	$ 237,081	$ 236,552	$ —	$ 529

During the years ended June 30, 2012 and June 30, 2011 there have been no significant transfers in and out of Level 1, Level 2 and Level 3.

The following table presents a roll forward of assets and liabilities measured at fair value using significant unobservable inputs (Level 3) at June 30, 2012 and 2011:

	Auction rate security	Albumprinter contingent earn-out
Balance at June 30, 2010	$ 660	$ —
Redemptions	(100)	—
Reclassification of unrealized loss to net income	40	—
Realized loss	(71)	—
Balance at June 30, 2011	$ 529	$ —
Additions	—	583
Redemptions	(529)	—
Effect of currency translation adjustments	—	(13)
Balance at June 30, 2012	$ —	$ 570

At June 30, 2011, we held one municipal auction rate security, which was redeemed under a tender offer initiated by the issuer in fiscal 2012.

The Albumprinter earn-out payment is payable based on achieving certain operational results for calendar year 2012, as specified in the share purchase agreement. This earn-out is measured at fair value and is based on significant inputs not observable in the market, which represents a Level 3 measurement within the fair value hierarchy. The valuation of contingent consideration uses assumptions and estimates to forecast a range of outcomes and probabilities for the contingent consideration. We assess these assumptions and estimates on a quarterly basis as additional data impacting the assumptions is obtained. Any changes in the fair value of contingent consideration related to updated assumptions and estimates will be recognized within the consolidated statements of operations during the period in which the change occurs.

At June 30, 2012 and 2011, the carrying amounts of cash and cash equivalents, receivables, accounts payable, and other current liabilities approximated their estimated fair values. The carrying amount and estimated fair value of our long-term debt was $229,000 at June 30, 2012. The estimated fair value of our long-term debt was determined using market sources that were derived from available market information and may not be representative of actual values that could have been or will be realized in the future.

4. Property, Plant and Equipment, Net

Property, plant and equipment, net consists of the following:

	Estimated useful lives	June 30, 2012	June 30, 2011
Land improvements	10 years	$ 1,280	$ 1,416
Building and building improvements	10 - 30 years	114,357	119,233
Machinery and production equipment	4 - 10 years	172,628	165,261
Computer software and equipment	3 - 5 years	76,640	60,822
Furniture, fixtures and office equipment	5 - 7 years	13,111	11,075
Leasehold improvements	Shorter of lease term or expected life of the asset	12,036	7,645
Construction in progress		33,071	13,422
		423,123	378,874
Less accumulated depreciation		(188,500)	(145,724)
		234,623	233,150
Land		26,605	28,954
Property, plant, and equipment, net		$ 261,228	$ 262,104

Depreciation expense totaled $46,572, $43,410 and $37,199 for the years ended June 30, 2012, 2011 and 2010, respectively.

5. Business Combinations

Acquisition of Albumprinter Holding B.V.

On October 31, 2011, we acquired 100% of the outstanding shares of Albumprinter Holding B.V. ("Albumprinter"), a leading provider of photo books and other photo products to consumers in Europe. At the closing, we paid €60,000 ($85,019 based on the exchange rate as of the date of acquisition) in cash for Albumprinter's shares, which we funded using cash on hand and borrowings under our credit facility, and we may pay up to an additional €5,000 ($7,085 based on the exchange rate as of the date of acquisition) in cash on or after December 31, 2012 based upon the acquired business achieving revenue and earnings targets for calendar year 2012. The estimated fair value of the earn-out payment of $583 was included as a component of the purchase price based on an evaluation of the likelihood of achievement of the contractual conditions and weighted probability assumptions of these outcomes and has not changed as of June 30, 2012 other than for changes in currency exchange rates. Any future changes in the fair value of the earn-out payment will be recorded in our consolidated statements of income. In connection with the acquisition, we incurred transaction costs related to investment banking, legal, financial, and other professional services of approximately $1,700 in the year ended June 30, 2012, which have been recorded in general and administrative expenses.

The amount paid at closing was subject to a post-closing adjustment based on Albumprinter's working capital and net debt as of the closing date. These adjustments resulted in a reduction of purchase price of €3,165 ($4,485 based on the exchange rate as of the date of acquisition) and the proceeds have been received.

Our consolidated financial statements include the accounts of Albumprinter from October 31, 2011, the date of acquisition. Albumprinter's revenue included in our consolidated revenues for the year ended June 30, 2012 is $40,386. Albumprinter's net income included in our consolidated net income for the year ended June 30, 2012 is $165.

Purchase Price Allocation

The excess of the purchase price paid over the fair value of Albumprinter's net assets is recorded as goodwill, which is primarily attributable to revenue synergies expected from cross-selling opportunities and the value of the workforce of Albumprinter. Goodwill is not expected to be deductible for tax purposes, and has been attributed to our Europe operating segment. The purchase price was allocated as follows and is considered final as of June 30, 2012:

	Amount	Weighted Average Useful Life (in years)
Total assets acquired (1)	$ 33,521	n/a
Total liabilities assumed (2)	(41,596)	n/a
Identifiable intangible assets:		
Trade name	9,919	7
Developed technology	9,210	3
Customer relationships	22,672	7
Goodwill	47,391	n/a
Total purchase price (3)	$ 81,117	

(1) Includes cash and cash equivalents acquired of $43.

(2) Includes deferred tax liabilities of $7,423, primarily composed of the difference between the book value and tax basis of assets acquired.

(3) Includes an estimate of the fair value of contingent consideration of $583 and is reduced by post-closing purchase price adjustments of $4,485.

Acquisition of Webs, Inc.

On December 28, 2011, we acquired 100% of the outstanding shares of Webs, Inc. ("Webs"), a leading provider of do-it-yourself websites, Facebook pages and mobile presence solutions for small businesses. At closing we paid $101,258 in cash and issued 506,343 of our ordinary shares pursuant to RSAs that are contingent upon continued employment of the founding shareholders. The purchase price was funded using cash on hand and borrowings under our credit facility. In connection with the acquisition, we incurred transaction costs related to investment banking, legal, financial, and other professional services of approximately $1,600 in the year ended June 30, 2012, which have been recorded in general and administrative expenses.

Our consolidated financial statements include the accounts of Webs from December 28, 2011, the date of acquisition. Webs' revenue included in our consolidated revenues for the year ended June 30, 2012 is $4,736. Webs' net loss included in our consolidated net income for the year ended June 30, 2012 is $10,928.

Restricted Share Awards

The RSAs were granted to the founding shareholders of Webs and vest 50% on December 28, 2012 and 50% on December 28, 2013, subject to continued employment on each vesting date with possible accelerated vesting or forfeiture under certain circumstances. The fair value of the RSAs of $15,843 was determined based on our share price on the date of acquisition and is being recognized as share-based compensation expense, net of estimated forfeitures, over the two year vesting period. The RSAs have not been included as part of the consideration transferred for purposes of the purchase price allocation.

Purchase Price Allocation

The excess of the purchase price paid over the fair value of Webs' net assets is recorded as goodwill, which is primarily attributable to revenue synergies expected from cross-selling opportunities and the value of the workforce of Webs. Goodwill is not expected to be deductible for tax purposes. The purchase price was allocated as follows and is considered final as of June 30, 2012:

	Amount	Weighted Average Useful Life (in years)
Total assets acquired (1)	$ 6,710	n/a
Total liabilities assumed (2)	(8,704)	n/a
Identifiable intangible assets:		
Trade name	300	2
Developed technology	3,000	4
Customer network	4,600	7
Patents (3)	1,175	—
Goodwill	94,177	n/a
Total purchase price	$ 101,258	

(1) Includes cash and cash equivalents acquired of $1,412 and deferred tax assets of $4,271, primarily for net operating loss carryforwards as of the acquisition date, which was offset with goodwill.

(2) Include deferred tax liabilities of $3,669 primarily composed of the difference between the book value and tax basis of intangible assets acquired.

(3) These patents were classified as held-for-sale as of the acquisition date. The patents were sold during the year ended June 30, 2012 at the value included in the purchase price allocation, net of costs to sell.

Pro Forma Financial Information

The acquired companies have been included in our condensed consolidated financial statements starting on their respective acquisition dates. The following unaudited pro forma financial information presents our results as if these acquisitions had occurred on July 1, 2010. The unaudited pro forma results are not necessarily indicative of what actually would have occurred had the acquisition been in effect for the periods presented:

	For the Year Ended	
	June 30, 2012	June 30, 2011
Pro forma revenue	$ 1,052,196	$ 867,998
Pro forma income from operations	$ 55,126	$ 73,486

These amounts have been calculated after applying our accounting policies and adjusting the results of Albumprinter and Webs assuming the fair value adjustments to intangible assets and deferred revenue had been applied on July 1, 2010. These amounts also assume the Webs RSAs were granted on July 1, 2010.

Identifiable Intangible Assets

We used the income approach to value the trade names, customer relationships and customer network and a replacement cost approach to value developed technology. The income approach calculates fair value by discounting the after-tax cash flows back to a present value. The baseline data for this analysis was the cash flow estimates used to price the transaction. Cash flows were forecasted for each intangible asset then discounted based on an appropriate discount rate.

In estimating the useful life of the acquired assets, we reviewed the expected use of the assets acquired, factors that may limit the useful life of an acquired asset or may enable the extension of the useful life of an acquired asset without substantial cost, the effects of obsolescence, demand, competition and other economic factors, and the level of maintenance expenditures required to obtain the expected future cash flows from the asset. We amortize acquired intangible assets over their economic useful lives using either a method that is based on estimated future cash flows or a straight-line basis over the periods benefited.

6. Goodwill and Acquired Intangible Assets

Goodwill

The changes in the carrying amount of goodwill by segment for the years ended June 30, 2012 and 2011 are as follows:

	North America	Europe	Asia Pacific	Total
Balance as of June 30, 2010	$ 2,292	$ 1,668	$ 208	$ 4,168
Acquisitions	—	—	—	—
Balance as of June 30, 2011	2,292	1,668	208	4,168
Acquisitions	94,177	47,391	—	141,568
Effect of currency translation adjustments (1)	—	(5,307)	—	(5,307)
Balance as of June 30, 2012	$ 96,469	$ 43,752	$ 208	$ 140,429

(1) Relates to goodwill attributable to the Albumprinter acquisition as amounts are denominated in Euro.

Intangible Assets

	June 30, 2012			June 30, 2011		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Trade Name	$ 9,166	$ (921)	$ 8,245	$ —	$ —	$ —
Developed Technology	13,880	(4,232)	9,648	2,647	(1,605)	1,042
Customer Relationships	20,265	(2,153)	18,112	—	—	—
Customer Network	4,600	(334)	4,266	—	—	—
Total Intangible Assets	$ 47,911	$ (7,640)	$ 40,271	$ 2,647	$ (1,605)	$ 1,042

Aggregate intangible assets amortization expense for the years ended June 30, 2012, 2011 and 2010 was $6,172, $446, and $1,159, respectively. Estimated intangible assets amortization expense for each of the five succeeding fiscal years is as follows:

2013	$ 9,215
2014	8,930
2015	6,818
2016	4,699
2017	3,918
	$ 33,580

7. Accrued Expenses

Accrued expenses included the following:

	June 30, 2012	June 30, 2011
Compensation costs (1)	$ 32,513	$ 23,142
Advertising costs	21,355	21,407
Income and indirect taxes (2)	12,402	8,427
Shipping costs	4,614	2,694
Professional costs	2,277	1,716
Purchases of property, plant and equipment (3)	6,952	1,236
Other (4)	18,289	10,367
Total accrued expenses	$ 98,402	$ 68,989

(1) The increase in accrued compensation costs is principally a result of our expansion in headcount and the associated increase in payroll and benefit related costs to support our growth.

(2) The increase in accrued income taxes and indirect taxes is principally a result of the timing of payments of income and indirect taxes as well as revenue growth for indirect taxes.

(3) The increase in accrued purchases of property, plant and equipment is as a result of expansion efforts in several of our locations, most notably Montego Bay, Jamaica and Venlo, the Netherlands.

(4) The increase in other accrued expenses is principally as a result of increased activity of acquired entities, and also includes contingent consideration and other acquisition-related liabilities.

8. Long-Term Debt

On October 21, 2011, we entered into a senior credit agreement, which we refer to as the credit agreement, with a syndicate of lenders led by JPMorgan Chase Bank, N.A., as administrative agent, that provided for an unsecured revolving credit facility of up to $250,000 in aggregate loan commitments with letter of credit and swing line loan sublimits of $25,000 each. On April 13, 2012, we increased the aggregate loan commitments under the credit agreement by $137,500, to a total of $387,500, by adding new lenders and increasing the commitments of several existing lenders. We may from time to time, so long as no default or event of default has occurred and is continuing, further increase the loan commitments under the credit agreement by up to $150,000 by adding new commitments or increasing the commitment of willing lenders. The maturity date of the credit agreement is October 21, 2016.

Long-term borrowings under the facility will bear interest at LIBOR plus 1.25% to 1.50%, depending on our leverage ratio, which is the ratio of our consolidated total indebtedness to our consolidated earnings before interest, taxes, depreciation and amortization ("EBITDA"). As of June 30, 2012, the weighted-average interest rate on outstanding borrowings was 1.50%. We must also pay a commitment fee on unused balances of 0.175% to 0.225% depending on our leverage ratio.

The credit agreement, as filed as an exhibit to Form 8-K on October 26, 2011, contains financial and other covenants, including but not limited to (1) limitations on our incurrence of additional indebtedness and liens, the consummation of certain fundamental organizational changes or intercompany activities, investments and restricted payments including purchases of our ordinary shares or payments of dividends, and the amount of consolidated capital expenditures that we may make in each of our fiscal years ending June 30, 2012 through 2016 and (2) financial covenants calculated on a trailing twelve month basis that:

- our consolidated leverage ratio, which is the ratio of our consolidated indebtedness (*) to our trailing twelve-month, or TTM, consolidated EBITDA (*), will not exceed 3.5;
- our consolidated senior leverage ratio, which is the ratio of our consolidated indebtedness that is not subordinated to our indebtedness under the credit agreement to our TTM consolidated EBITDA, will not exceed 2.75; and

- our interest coverage ratio, which is the ratio of our TTM consolidated EBITDA to our TTM consolidated interest expense, will be at least 3.0.

As of June 30, 2012, we were in compliance with all financial covenants under the credit agreement.

(*) The definitions of EBITDA and consolidated indebtedness are maintained in the credit agreement filed on October 26, 2011.

Availability under our credit facility consisted of the following:

	June 30, 2012
Maximum aggregate available borrowing amounts	$ 387,500
Outstanding borrowings	(229,000)
Other limitations (1)	(22,012)
Maximum additional available borrowing amount	$ 136,488

(1) We have other financial obligations, including installment obligations and letters of credit, that constitute additional indebtedness based on the definitions within the credit facility. This additional indebtedness, as well as our current leverage, can potentially decrease the available amounts under the credit facility.

All debt principal amounts outstanding under the credit facility as of June 30, 2012 are not due until maturity, October 21, 2016, and have been classified as long-term liabilities.

9. Shareholders' Equity

Share purchases

During the years ended June 30, 2012 and 2011, we purchased our ordinary shares for a cost of $309,701 and $56,935 , respectively. As of June 30, 2012, we completed the share purchase programs authorized by our Supervisory Board on November 9, 2010 and October 3, 2011. On May 14, 2012, we announced that our Supervisory Board authorized a purchase of up to an additional 4,015,127 of our ordinary shares, of which 1,203,021 shares remain available for purchase.

For RSUs that vest, we withhold shares from certain transactions with a value equivalent to the minimum statutory tax withholding obligation and remit the cash to the appropriate taxing authorities. Total payments for the employees' tax obligations to the taxing authorities were $4,149, $5,653, and $6,142 in fiscal 2012, 2011, and 2010, respectively, and are reflected as a financing activity within the consolidated statements of cash flows. These withholdings have the effect of share purchases by us as they reduce the number of shares that would have otherwise been issued as a result of the vesting.

Share-based awards

The 2011 Equity Incentive Plan (the "2011 Plan") became effective upon shareholder approval on June 30, 2011 and allows us to grant share options, share appreciation rights, restricted shares, restricted share units and other awards based on our ordinary shares to our employees, officers, non-employee directors, consultants and advisors. Among other terms, the 2011 Plan requires that the exercise price of any share option or share appreciation right granted under the 2011 Plan be at least 100% of the fair market value of the ordinary shares on the date of grant; limits the term of any share option or share appreciation right to a maximum period of ten years; provides that shares underlying outstanding awards under the Amended and Restated 2005 Equity Incentive Plan that are canceled, forfeited, expired or otherwise terminated without having been issued in full will become available for the grant of new awards under the 2011 Plan; and prohibits the repricing of any share options or share appreciation rights without shareholder approval. In addition, the 2011 Plan provides that the number of ordinary shares available for issuance under the plan will be reduced by (i) 1.56 ordinary shares for each share subject to a restricted share or other share-based award with a per share or per unit purchase price lower than 100% of the fair market value of the ordinary shares on the date of grant and (ii) one ordinary share for each share subject to any other award under the 2011 Plan.

Our 2005 Non-Employee Directors' Share Option Plan provides for non-employee directors to receive share option grants upon initial appointment as a director and annually thereafter in connection with our annual general meeting of shareholders if they are continuing to serve as a director at such time.

We also have two additional plans with options and RSUs outstanding from which we will not grant any additional awards. An aggregate of 3,833,226 ordinary shares are available for future awards under all of our share-based award plans as of June 30, 2012. A combination of new shares and treasury shares has historically been used in fulfillment of option exercises and RSU award vests.

Share options

We grant options to purchase ordinary shares at prices that are at least equal to the fair market value of the shares on the date the option is granted and have a contractual term of eight to ten years. Options generally vest quarterly over 3 years for non-employee directors and 25% after one year and quarterly thereafter for employees. During the year ended June 30, 2012, we granted options to purchase an aggregate of 1,567,330 ordinary shares to certain executives which will vest over 7 years. Of those awards, options to purchase 1,000,000 shares are subject to market conditions that could result in $17,625 of compensation expense, excluding forfeitures, to be recognized on an accelerated basis over the requisite service period.

The fair value of each option award subject only to service period vesting is estimated on the date of grant using the Black-Scholes option pricing model and is recognized as expense on a straight-line basis over the requisite service period, net of estimated forfeitures based on historical experience. Use of a valuation model requires management to make certain assumptions with respect to inputs. The expected volatility assumption is based upon historical volatility of our share price. The expected term assumption is based on the contractual and vesting term of the option and historical experience. The risk-free interest rate is based on the U.S. Treasury yield curve with a maturity equal to the expected life assumed at the grant date. We value share options with a market condition using a lattice model with compensation expense recorded on an accelerated basis over the requisite service period.

Weighted-average values used for option grants in fiscal 2012, 2011 and 2010 were as follows:

	Year Ended June 30,		
	2012	2011	2010
Risk-free interest rate	1.04%	1.79%	2.03%
Expected dividend yield	—%	—%	—%
Expected term (years)	6.0	5.0	4.9
Expected volatility	58%	57%	57%
Weighted average fair value of options granted	$ 17.78	$ 24.47	$ 24.34

A summary of our share option activity and related information for the year ended June 30, 2012 is as follows:

	Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Outstanding at the beginning of the period	2,817,933	$ 24.63		
Granted	1,583,470	49.86		
Exercised	(91,794)	15.19		
Forfeited/cancelled	(34,570)	44.32		
Outstanding at the end of the period	4,275,039	$ 34.02	5.8	$ 29,241
Vested or expected to vest at the end of the period	3,950,836	$ 32.72	5.6	$ 29,241
Exercisable at the end of the period	2,423,753	$ 22.19	4.1	$ 29,241

The intrinsic value in the table above represents the total pre-tax amount, net of exercise price, which would have been received by option holders if all option holders had exercised all options that have an exercise price lower than the market price on June 30, 2012. The total intrinsic value of options exercised during the fiscal years ended June 30, 2012, 2011 and 2010 was $1,900, $8,319, and $26,667, respectively.

Restricted share units

The fair value of RSU grants is equal to the fair market value of our ordinary shares on the date of grant and is recognized as expense on a straight-line basis over the requisite service period, net of estimated forfeitures based on historical experience. RSUs generally vest quarterly for 3 years for non-employee directors and 25% after one year and quarterly thereafter for employees. For awards with a performance condition, we recognize compensation cost on an accelerated basis over the requisite service period when achievement of the performance condition is deemed probable. During the year ended June 30, 2012, we granted 300,000 RSUs that vest based on performance criteria established for a period of 13 years with a maximum compensation cost of $11,949 over such period. The performance criteria for a significant portion of these awards were deemed not probable of achievement. Future changes in our probability conclusions could result in volatility of our share-based compensation expense.

A summary of our unvested RSU activity and related information for the fiscal year ended June 30, 2012 is as follows:

	RSUs	Weighted-Average Grant Date Fair Value	Aggregate Intrinsic Value
Unvested at the beginning of the period	782,184	$ 41.83	
Granted	791,585	36.53	
Vested and distributed	(394,213)	38.47	
Forfeited	(80,166)	37.80	
Unvested at the end of the period	1,099,390	$ 39.52	$ 35,510

The weighted average fair value of RSUs granted during the fiscal years ended June 30, 2012, 2011 and 2010 was $36.53, $41.77, and $51.06, respectively. The total intrinsic value of RSUs vested during the fiscal years ended June 30, 2012, 2011 and 2010 was $14,047, $19,277, and $19,456, respectively.

Restricted share awards

In conjunction with the December 2011 acquisition of Webs, we granted RSAs to the founding shareholders of Webs that vest 50% on December 28, 2012 and 50% on December 28, 2013, subject to continued employment on each vesting date with possible accelerated vesting or forfeiture under certain circumstances. The fair value of the RSAs of $15,843 was determined based on our share price on the date of acquisition and is being recognized as share-based compensation expense over the two year vesting period.

A summary of our unvested RSA activity and related information for the fiscal year ended June 30, 2012 is as follows:

	RSAs	Weighted-Average Grant Date Fair Value	Aggregate Intrinsic Value
Unvested at the beginning of the period	—	$ —	
Granted	506,343	31.29	
Vested and distributed	—	—	
Forfeited	—	—	
Unvested at the end of the period	506,343	$ 31.29	$ 16,355

Share-based compensation

Total share-based compensation costs were $25,413, $21,677 and $22,380 for the years ended June 30, 2012, 2011 and 2010, respectively. Share-based compensation costs capitalized as part of software and website development costs were $101, $347 and $530 for the years ended June 30, 2012, 2011 and 2010, respectively.

As of June 30, 2012, there was $68,569 of total unrecognized compensation cost related to non-vested, share-based compensation arrangements, net of estimated forfeitures. This cost is expected to be recognized over a weighted average period of 3.2 years.

10. Employees' Savings Plan

We maintain certain government mandated and defined contribution plans throughout the world. The most significant is our defined contribution retirement plan in the U.S. (the "Plan") that complies with Section 401(k) of the Internal Revenue Code. Substantially all employees in the U.S. are eligible to participate in the Plan. Under the provisions of the Plan, employees may voluntarily contribute up to 80% of eligible compensation, subject to IRS limitations. We match 50% of each participant's voluntary contributions, subject to a maximum company contribution of 3% of the participant's eligible compensation. Employee contributions are fully vested when contributed. Company matching contributions vest over 4 years.

We expensed $6,325, $4,515 and $3,560 for our government mandated and defined contribution plans in the years ended June 30, 2012, 2011 and 2010, respectively. Our expenses from these plans have increased during the year ended June 30, 2012 due to the organic growth in our employee base, as well as the business acquisitions during the period.

11. Income Taxes

The following is a summary of our income before taxes by geography:

	Year Ended June 30,		
	2012	2011	2010
U.S.	$ 10,851	$ 13,247	$ 10,250
Non-U.S.	44,994	77,875	64,764
Total	$ 55,845	$ 91,122	$ 75,014

The components of the provision (benefit) for income taxes are as follows:

	Year Ended June 30,		
	2012	2011	2010
Current:			
U.S. Federal	$ 9,053	$ 3,025	$ 5,607
U.S. State	2,525	1,521	1,366
Non-U.S.	4,559	2,894	2,530
Total current	16,137	7,440	9,503
Deferred:			
U.S. Federal	(2,151)	628	(1,797)
U.S. State	(625)	18	(289)
Non-U.S.	(1,510)	927	(144)
	(4,286)	1,573	(2,230)
Total	$ 11,851	$ 9,013	$ 7,273

The following is a reconciliation of the standard U.S. statutory tax rate and our effective tax rate:

	Year Ended June 30,		
	2012	2011	2010
U.S. federal statutory income tax rate	35.0 %	34.0 %	34.0 %
State taxes, net of federal effect	2.2 %	1.1 %	1.0 %
Tax rate differential on non-U.S. earnings	(21.3)%	(25.1)%	(26.0)%
Compensation related items	5.2 %	0.2 %	0.4 %
Increase in valuation allowance	1.6 %	0.8 %	1.3 %
Other	(1.5)%	(1.1)%	(1.0)%
Effective income tax rate	21.2 %	9.9 %	9.7 %

Significant components of our deferred income tax assets and liabilities consist of the following at June 30, 2012 and 2011:

	Year Ended June 30,	
	2012	2011
Deferred tax assets:		
Net operating loss carryforwards	$ 6,129	$ 1,795
Depreciation and amortization	1,281	1,160
Accrued expenses	1,853	1,551
Share-based compensation	8,450	6,886
Corporate minimum tax credit carryforwards	854	488
R&D credit carryforwards	697	629
Subtotal	19,264	12,509
Valuation allowance	(2,505)	(1,646)
Total deferred tax assets	16,759	10,863
Deferred tax liabilities:		
Depreciation and amortization	(13,709)	(6,484)
IP installment obligation	(22,405)	—
Total deferred tax liabilities	(36,114)	(6,484)
Net deferred tax (liabilities) assets	$ (19,355)	$ 4,379

The current portion of the net deferred taxes at June 30, 2012 consisted of an asset of $344 included in prepaid expenses and other current assets and a liability of $1,668 which is included in current liabilities in the accompanying consolidated balance sheet. The current portion of the net deferred taxes at June 30, 2011 was an asset of $1,651 which is included in prepaid expenses and other current assets in the accompanying consolidated balance sheets.

In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. No valuation allowance has been recorded against the $8,450 deferred tax asset associated with share-based compensation charges at June 30, 2012. However, in the future, if the underlying awards expire, are released or exercised with an intrinsic value less than the fair value of the awards on the date of grant, some or all of the benefit may not be realizable. The increase in the valuation allowance from the prior year relates to current year losses incurred in certain jurisdictions and certain acquired tax carryforwards for which management has determined that it is more likely than not that these carryforwards will not be utilized in the foreseeable future. Based on the weight of available evidence at June 30, 2012, management believes that it is more likely than not that all other net deferred tax assets will be realized. We will continue to assess the realization of the deferred tax assets based on operating results.

On January 2, 2012, one of our subsidiaries purchased Webs' global sales and distribution rights, customer lists, marketing intangibles, web-based technologies, software tools, and related technical data and know-how (collectively "Webs Intellectual Property") in order to align the Webs business with our global operations. As this was an intra-entity transfer, the tax cost to be incurred by Webs associated with the gain recognized on the transfer has been deferred in other assets in the consolidated balance sheet and will be amortized into tax expense over a weighted average period of approximately 13 years. The subsidiary elected to purchase the Webs' Intellectual Property using an installment obligation that results in the tax being paid over a 7 years, 6 months term and, therefore, the related tax liability has been included in deferred tax liabilities in the consolidated balance sheet.

As of June 30, 2012, we had U.S. federal and state net operating loss carryforwards of approximately $983 that expire on various dates up to and through the year 2031. We had foreign net operating loss carryforwards of approximately $18,266 that expire on various dates up to and through 2031. The benefits of these carryforwards are dependent upon the generation of taxable income in the jurisdictions where they arose. In addition, we had approximately $4,110 of federal and state R&D tax credit carryforwards as a result of excess tax deductions related to share-based compensation. We will realize the benefit of these excess tax deductions through increases to shareholders' equity in the periods in which these carryforwards are utilized to reduce tax payments.

As of June 30, 2012, our Bermuda-based subsidiary, Vistaprint Limited, had undistributed earnings of $5,825 which may be distributed to our parent company, Vistaprint N.V. We have determined these earnings are not subject to income or withholding taxes upon repatriation. Undistributed earnings of our remaining subsidiaries are considered to be indefinitely reinvested. Upon repatriation of those earnings, in the form of dividends or otherwise, we would be subject to withholding taxes payable. Determination of the amount of unrecognized tax liability associated with withholding taxes is not practicable due to the complexities associated with this hypothetical calculation.

A reconciliation of the gross beginning and ending amount of unrecognized tax benefits is as follows:

Balance at June 30, 2010	$ 2,331
Additions based on tax positions related to the current tax year	410
Additions based on tax positions related to prior tax years	411
Reductions due to audit settlements	(656)
Balance at June 30, 2011	$ 2,496
Additions based on tax positions related to the current tax year	4,148
Reductions based on tax positions related to prior tax years	(27)
Reductions due to audit settlements	(297)
Balance at June 30, 2012	$ 6,320

For the years ended June 30, 2012 and 2011, the amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate is $2,766 and $2,153, respectively. We recognize interest and, if applicable, penalties related to unrecognized tax benefits in income tax expense. The accrued interest and penalties recognized as of June 30, 2012 and 2011 were $320 and $278, respectively.

The increase in the amount of unrecognized tax benefits for the year is primarily related to the intra-entity transfer of the Webs Intellectual Property during the period. The related tax expense has been deferred and will be recognized consistent with the tax expense for the underlying transaction. It is reasonably possible that a further change in the unrecognized tax benefits may occur within the next twelve months related to the settlement of one or more audits. We estimate the impact on the unrecognized tax benefits to be in the range of $300 to $400. We believe we have appropriately provided for all tax uncertainties.

We conduct business in a number of tax jurisdictions and, as such, are required to file income tax returns in multiple jurisdictions globally. Generally, the years 2005 through 2011 remain open for examination by the tax authorities.

Two of our subsidiaries, Vistaprint Limited (domiciled in Bermuda) and Vistaprint USA, Incorporated are currently under income tax audit in the U.S. by the Internal Revenue Service ("IRS"). While we have not yet received a Revenue Agent's Report ("RAR") typically issued at the conclusion of an IRS audit, we have received a Notice of Proposed Adjustment ("NOPA") from the IRS reflecting proposed audit adjustments to Vistaprint Limited for the 2007 - 2009 tax years. On June 11, 2012, we signed and returned the NOPA stating our formal disagreement with the IRS' facts and technical conclusions presented in the NOPA, and as a result, we anticipate the near-term receipt of a RAR. The issue in dispute is the imposition of U.S. federal income tax on effectively connected income associated with the IRS' assertion that Vistaprint Limited has a U.S. Trade or Business. Vistaprint Limited has filed timely, protective tax returns for all years under examination. Based on the technical merits of this matter, we believe that the Company's tax positions will be sustained. We plan to pursue all administrative and, if necessary, judicial remedies with respect to this matter.

In April 2011, Vistaprint USA Incorporated received an RAR for tax years 2007 - 2009 from the IRS that included one unagreed issue which was included in a formal protest submitted for consideration to the Appellate Division. Upon review of this protest and as a result of additional discussion with the field examination team, agreement was reached during the quarter ended June 30, 2012 that we expect will conclude this audit. We have adjusted our income tax reserve accordingly.

One of our Canadian subsidiaries, Vistaprint North American Services Corp., is currently under federal income tax examination in Canada for tax years 2005 and 2006. The Canada Revenue Agency ("CRA") has notified us that they propose to reassess tax year 2006, adjusting the transfer price for the contract printing services provided to Vistaprint Limited. Upon receipt of the Notice of Reassessment, we will file a Notice of Objection to have our position heard before Canadian Appeals. Based on the technical merits of this matter, we believe that the Company's tax position will be sustained.

Lastly, both Vistaprint USA, Incorporated and Vistaprint Limited are currently under income tax audit by the Massachusetts Department of Revenue. The tax years under examination are 2005 - 2008 and 2005 - 2011, respectively. These audits are still at the level of the field examination phase.

We believe that our income tax reserves associated with these matters are adequate as the positions reported on our tax returns will be sustained on their technical merits. However, final resolution is uncertain and there is a possibility that final resolution could have a material impact on our financial condition, results of operations or cash flows.

12. Segment Information

During the first quarter of fiscal 2011, we changed our reportable segments to align with how operating results are reported internally to the Chief Executive Officer, who constitutes our Chief Operating Decision Maker ("CODM") for purposes of making decisions about how to allocate resources and assess performance. Beginning July 1, 2010, the CODM reviews revenue and income or loss from operations based on three geographic operating segments: North America, Europe and Asia Pacific.

The costs associated with shared central functions are not allocated to the reporting segments and instead are reported and disclosed under the caption "Corporate and global functions," which includes expenses related to corporate support functions, software and manufacturing engineering, and the global component of our IT operations and customer service, sales and design support. We do not allocate non-operating income to our segment results. There are no internal revenue transactions between our reporting segments and all intersegment transfers are recorded at cost for presentation to the CODM, for example, products manufactured by our Venlo, the Netherlands facility for the Asia-Pacific segment; therefore, there is no intercompany profit or loss recognized on these transactions. At this time, we do not allocate support costs across operating segments or corporate and global functions, which may limit the comparability of income from operations by segment.

Revenue by segment and geography is based on the country-specific website through which the customer's order was transacted. The following tables set forth revenue and income from operations by operating segment.

	Year Ended June 30, 2012	2011	2010
Revenue:			
North America	$ 543,860	$ 452,770	$ 384,034
Europe	415,213	321,716	258,534
Asia Pacific	61,196	42,523	27,467
Total revenue	$ 1,020,269	$ 817,009	$ 670,035

	Year Ended June 30, 2012	2011	2010
Income from Operations:			
North America	$ 153,330	$ 132,299	$ 103,639
Europe	93,609	91,959	72,464
Asia Pacific	5,293	7,641	8,898
Corporate and global functions	(197,058)	(138,819)	(108,153)
Total income from operations	$ 55,174	$ 93,080	$ 76,848

The following tables set forth revenues and long-lived assets by geographic area:

	Year Ended June 30, 2012	2011	2010
Revenue:			
United States	$ 515,584	$ 430,354	$ 370,137
Non-United States (1)	504,685	386,655	299,898
Total revenue	$ 1,020,269	$ 817,009	$ 670,035

	June 30, 2012	2011
Long-lived assets (2):		
Canada	$ 98,071	$ 103,005
Netherlands	109,498	82,594
Australia	42,928	43,971
Bermuda	17,933	15,022
United States	34,673	10,167
Jamaica	22,614	8,858
Switzerland	5,112	4,288
Spain	1,577	2,317
Other	3,669	2,697
	$ 336,075	$ 272,919

(1) Our non-United States revenue includes the Netherlands, the country of domicile. Revenue earned in any individual country was not greater than 10% of consolidated revenue for the years presented.

(2) Excludes goodwill of $140,429 and $4,168 for both periods presented and deferred tax assets of $327 and $6,522 as of June 30, 2012 and 2011, respectively.

13. Commitments and Contingencies

Operating Lease Commitments

We are committed under operating leases for facilities expiring on various dates through 2018. Total lease expense for the years ended June 30, 2012, 2011 and 2010 was $10,083, $8,221 and $7,395, respectively.

Future minimum payments required under operating leases for the next five fiscal years and thereafter are as follows at June 30, 2012:

2013	$ 10,929
2014	10,099
2015	9,359
2016	8,970
2017	7,565
Thereafter	2,968
Total	$ 49,890

Vistaprint USA, Incorporated's office space lease requires a security deposit in the form of a letter of credit in the amount of $364, which is classified as restricted cash and is included in other assets in the consolidated balance sheet. In addition, we provided a customary indemnification to the lessor for certain claims that may arise under the lease for which we have not recorded a liability as we have determined that the associated fair value is not material. We carry insurance policies that we believe would provide, in most cases, some, if not total, recourse to any claims arising from this lease indemnification provision.

Other Obligations

We have also entered into arrangements with financial institutions and vendors to provide guarantees for the obligations of our subsidiaries under banking arrangements and purchase contracts. The guarantees vary in length of time but, in general, guarantee the financial obligations of the subsidiaries under such arrangements. The financial obligations of our subsidiaries under such arrangements are reflected in our consolidated financial statements and these notes.

We enter into agreements in the ordinary course of business with, among others, vendors, lessors, financial institutions, service providers, distributors and certain marketing customers, pursuant to which it has agreed to indemnify the other party for certain matters, such as property damage, personal injury, acts or omissions by us, our employees, agents or representatives, or third party claims alleging that our intellectual property infringes a patent, trademark or copyright.

In accordance with our articles of association and with various indemnification agreements with specific employees, we have agreed to indemnify our directors, executive officers and employees, to the extent legally permissible, against all liabilities reasonably incurred in connection with any action in which the individual may be involved by reason of such individual being or having been a director, officer or employee of any company within the Vistaprint group of companies.

Based upon our historical experience and information known to us as of June 30, 2012, we believe our liability with respect to the above guarantees and indemnities at June 30, 2012 is immaterial.

Purchase Obligations

At June 30, 2012, we had unrecorded commitments under contract of $40,182, which were principally composed of the site development and construction for the expansion of our Venlo, the Netherlands manufacturing facility and our Jamaican customer service, sales and design support centers of approximately $17,971 and $5,896, respectively, as well as production and computer equipment purchases of approximately $7,236, and other unrecorded purchase commitments of $9,079.

Legal Proceedings

We are not currently party to any material legal proceedings. Although we cannot predict with certainty the results of litigation and claims to which we may be subject from time to time, we do not expect the resolution of any of our current matters to have a material adverse impact on our consolidated results of operations, cash flows or financial position. In all cases, at each reporting period, we evaluate whether or not a potential loss amount or a potential range of loss is probable and reasonably estimable under the provisions of the authoritative guidance that addresses accounting for contingencies. We expense the costs relating to our legal proceedings as those costs are incurred.

14. Quarterly Financial Data (unaudited)

Year Ended June 30, 2012	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenue	$ 212,360	$ 299,862	$ 257,634	$ 250,413
Cost of revenue	78,064	99,661	88,808	88,672
Net income	8,172	31,697	274	3,851
Net income per share:				
Basic	$ 0.20	$ 0.82	$ 0.01	$ 0.11
Diluted	$ 0.19	$ 0.84	$ 0.01	$ 0.10

Year Ended June 30, 2011	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenue	$ 170,487	$ 234,064	$ 203,667	$ 208,791
Cost of revenue	62,833	78,834	70,738	75,401
Net income	10,781	34,014	22,917	14,397
Net income per share:				
Basic	$ 0.25	$ 0.78	$ 0.53	$ 0.33
Diluted	$ 0.24	$ 0.75	$ 0.51	$ 0.32

Basic and diluted net income per share are computed independently for each of the quarters presented. Therefore, the sum of quarterly basic and diluted per share information may not equal annual basic and diluted net income per share.

15. Subsequent Event

On July 10, 2012, we closed a capital investment in a Chinese business, which operates under the name Namex. We paid $12.7 million in cash resulting in a 34.5% indirect equity interest with call options to increase our ownership incrementally over the coming eight years. This minority interest provides us access to a new market and an opportunity to drive longer-term growth in China.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our disclosure controls and procedures as of June 30, 2012. The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of our disclosure controls and procedures as of June 30, 2012, our chief executive officer and chief financial officer concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level.

During the year ended June 30, 2012, we completed the acquisitions of Albumprinter and Webs, which has expanded our internal control environment. The process of integrating policies, processes, people, technology and operations for the combined companies may result in additions or changes to our internal control over financial reporting in the future. Management will continue to evaluate our internal control over financial reporting as we execute our integration activities. Other than as described above, there have been no changes in our internal control over financial reporting that occurred during the fiscal year ended June 30, 2012 that materially affect, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the company. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, the company's principal executive and principal financial officers and effected by the company's supervisory board, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In accordance with SEC guidelines regarding the evaluation of internal control of entities subject to a business combination, we have excluded Albumprinter Holding B.V. and its subsidiaries and Webs, Inc. from our assessment of internal control over financial reporting as of June 30, 2012. As previously announced, we acquired these entities on October 31, 2011 and December 28, 2011, respectively. The results of these acquisitions are included in our 2012 consolidated financial statements and represent approximately $30.5 million and $10.1 million of total and net assets, respectively, as of June 30, 2012 and $45.1 million and ($5.0) million of revenues and net income, respectively, for the year then ended.

Our management assessed the effectiveness of our internal control over financial reporting as of June 30, 2012. In making this assessment, our management used the criteria set forth in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on our assessment, management concluded that, as of June 30, 2012, our internal control over financial reporting is effective based on those criteria.

Our independent auditors have issued an audit report on internal control over financial reporting. This report appears on the following page.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Supervisory Board and Shareholders of
Vistaprint N.V.

We have audited Vistaprint N.V.'s internal control over financial reporting as of June 30, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Vistaprint N.V.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management's Report on Internal Control Over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Albumprinter Holding B.V. and its subsidiaries and Webs, Inc., which are included in the 2012 consolidated financial statements of Vistaprint N.V. and constituted approximately $30.5 million and $10.1 million of total and net assets, respectively, as of June 30, 2012 and $45.1 million and ($5.0) million of revenues and net loss, respectively, for the year then ended. Our audit of internal control over financial reporting of Vistaprint N.V. also did not include an evaluation of the internal control over financial reporting of Albumprinter Holding B.V. and its subsidiaries and Webs, Inc.

In our opinion, Vistaprint N.V. maintained, in all material respects, effective internal control over financial reporting as of June 30, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Vistaprint N.V. as of June 30, 2012 and 2011 and the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended June 30, 2012 and our report dated August 15, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Boston, Massachusetts
August 15, 2012

Changes in Internal Control Over Financial Reporting

No changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the fiscal quarter ended June 30, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. ***Other Information***

None.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*

The information required by this item is incorporated by reference to the information in the sections captioned "Information about our Supervisory Directors and Executive Officers," "Corporate Governance" and "Section 16(a) Beneficial Ownership Reporting Compliance" contained in our definitive proxy statement for our 2012 Annual General Meeting of Shareholders, which we refer to as our 2012 Proxy Statement.

We have adopted a written code of business conduct and ethics that applies to all of our employees, including our principal executive officer, principal financial officer and principal accounting officer, and is available on our website at www.vistaprint.com. We did not waive any provisions of this code during the fiscal year ended June 30, 2012. If we amend, or grant a waiver under, our code of business conduct and ethics that applies to our principal executive, financial or accounting officers, or persons performing similar functions, we will post information about such amendment or waiver on our website at www.vistaprint.com.

Item 11. *Executive Compensation*

The information required by this item is incorporated by reference to the information contained in the sections of our 2012 Proxy Statement captioned "Executive Compensation," "Compensation of Supervisory Board Members" and "Compensation Committee Interlocks and Insider Participation."

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information required by this item is incorporated by reference to the information contained in the sections of our 2012 Proxy Statement captioned "Security Ownership of Certain Beneficial Owners and Management" and "Securities Authorized for Issuance Under Equity Compensation Plans."

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

The information required by this item is incorporated by reference to the information contained in the sections of our 2012 Proxy Statement captioned "Certain Relationships and Related Party Transactions" and "Corporate Governance."

Item 14. *Principal Accountant Fees and Services*

The information required by this item is incorporated by reference to the information contained in the section of our 2012 Proxy Statement captioned "Independent Registered Public Accounting Firm Fees and Other Matters."

PART IV

Item 15. ***Exhibits, Financial Statement Schedules.***

(a) Consolidated Financial Statements.

For a list of the consolidated financial information included herein, see Index to the Consolidated Financial Statements on page 51 of this Annual Report on Form 10-K.

(b) List of Exhibits.

The exhibits listed in the Exhibit Index immediately preceding the exhibits are filed as part of this Annual Report on Form 10-K.

(c) Financial Statement Schedules.

All schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the accompanying Consolidated Financial Statements or notes thereto.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

August 15, 2012

Vistaprint N.V.

By: /s/ Robert S. Keane

Robert S. Keane

Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Robert S. Keane **Robert S. Keane**	President and Chief Executive Officer (Principal executive officer)	August 15, 2012
/s/ Ernst J. Teunissen **Ernst J. Teunissen**	Executive Vice President and Chief Financial Officer (Principal financial officer)	August 15, 2012
/s/ Michael C. Greiner **Michael C. Greiner**	Chief Accounting Officer (Principal accounting officer)	August 15, 2012
/s/ John J. Gavin Jr. **John J. Gavin Jr.**	Member, Supervisory Board	August 15, 2012
/s/ Peter Gyenes **Peter Gyenes**	Member, Supervisory Board	August 15, 2012
/s/ George Overholser **George Overholser**	Member, Supervisory Board	August 15, 2012
/s/ Louis R. Page **Louis R. Page**	Member, Supervisory Board	August 15, 2012
/s/ Richard T. Riley **Richard T. Riley**	Chairman, Supervisory Board	August 15, 2012
/s/ Mark T. Thomas **Mark T. Thomas**	Member, Supervisory Board	August 15, 2012

EXHIBIT INDEX

Exhibit No.	Description
3.1	Articles of Association of Vistaprint N.V., as amended, is incorporated by reference to our Current Report on Form 8-K filed with the SEC on August 31, 2009
10.1*	Amended and Restated 2000-2002 Share Incentive Plan, as amended, is incorporated by reference to our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2010
10.2*	Form of Nonqualified Share Option Agreement under our 2000-2002 Share Incentive Plan is incorporated by reference to our Registration Statement on Form S-1, as amended (File No. 333-125470)
10.3*	Form of Incentive Share Option Agreement under our 2000-2002 Share Incentive Plan is incorporated by reference to our Registration Statement on Form S-1, as amended (File No. 333-125470)
10.4*	2005 Non-Employee Directors' Share Option Plan, as amended, is incorporated by reference to our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2010
10.5*	Form of Nonqualified Share Option Agreement under our 2005 Non-Employee Directors' Share Option Plan is incorporated by reference to our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2009
10.6*	Amended and Restated 2005 Equity Incentive Plan, as amended, is incorporated by reference to our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2010
10.7*	Form of Nonqualified Share Option Agreement under our Amended and Restated 2005 Equity Incentive Plan is incorporated by reference to our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2009
10.8*	Form of Incentive Share Option Agreement under our Amended and Restated 2005 Equity Incentive Plan is incorporated by reference to our Registration Statement on Form S-1, as amended (File No. 333-125470)
10.9*	Form of Restricted Share Unit Agreement for employees and executives under our Amended and Restated 2005 Equity Incentive Plan is incorporated by reference to our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2010
10.10*	Form of Restricted Share Unit Agreement for Supervisory Board members under our Amended and Restated 2005 Equity Incentive Plan is incorporated by reference to our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2010
10.11*	2011 Equity Incentive Plan is incorporated by reference to Appendix A to our Definitive Proxy Statement on Schedule 14A dated and filed with the SEC on June 8, 2011
10.12*	Form of Nonqualified Share Option Agreement under our 2011 Equity Incentive Plan is incorporated by reference to our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2011
10.13*	Form of Restricted Share Unit Agreement for employees and executives under our 2011 Equity Incentive Plan is incorporated by reference to our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2011
10.14*	Form of Restricted Share Unit Agreement for Supervisory Board members under our 2011 Equity Incentive Plan is incorporated by reference to our Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2011
10.15*	2011 Inducement Share Plan is incorporated by reference to our Current Report on Form 8-K filed with the SEC on December 29, 2011
10.16*	Form of Restricted Share Award Agreement under 2011 Inducement Share Plan is incorporated by reference to our Current Report on Form 8-K filed with the SEC on December 29, 2011
10.17*	Performance Incentive Plan for Covered Employees is incorporated by reference to Appendix A to our Definitive Proxy Statement on Schedule 14A dated and filed with the SEC on October 23, 2009
10.18*	Form of Annual Award Agreement for fiscal year 2012 under our Performance Incentive Plan for Covered Employees is incorporated by reference to our Form 10-Q for the fiscal quarter ended September 30, 2011
10.19*	Form of Four-Year Award Agreement for fiscal years 2010-2013 under our Performance Incentive Plan for Covered Employees is incorporated by reference to our Form 10-Q for the fiscal quarter ended December 31, 2010
10.20*	Form of Four-Year Award Agreement for fiscal years 2011-2014 under our Performance Incentive Plan for Covered Employees is incorporated by reference to our Form 10-Q for the fiscal quarter ended September 30, 2010
10.21*	Form of Four-Year Award Agreement for fiscal years 2012-2015 under our Performance Incentive Plan for Covered Employees is incorporated by reference to our Form 10-Q for the fiscal quarter ended September 30, 2011
10.22*	Form of Indemnification Agreement between Vistaprint N.V. and each of our executive officers and members of our Supervisory Board and Management Board is incorporated by reference to our Current Report on Form 8-K filed with the SEC on August 31, 2009
10.23*	Amended and Restated Executive Retention Agreement between Vistaprint N.V. and Robert S. Keane dated as of October 23, 2009 is incorporated by reference to our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2009

10.24*	Executive Retention Agreement between Vistaprint N.V. and Ernst Teunissen dated as of March 1, 2011 is incorporated by reference to our Annual Report on Form 10-K for the fiscal year ended June 30, 2011
10.25*	Form of Amended and Restated Executive Retention Agreement between Vistaprint N.V. and each of Katryn Blake and Donald Nelson is incorporated by reference to our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2009
10.26*	Employment Agreement between Vistaprint USA, Incorporated and Robert S. Keane effective September 1, 2009 is incorporated by reference to our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2010
10.27*	Amendment No. 1 to Employment Agreement between Vistaprint USA, Incorporated and Robert S. Keane dated June 14, 2010 is incorporated by reference to our Annual Report on Form 10-K for the fiscal year ended June 30, 2010
10.28*	Amendment No. 2 to Employment Agreement between Vistaprint USA, Incorporated and Robert S. Keane dated September 28, 2011 is incorporated by reference to our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2011
10.29*	Amendment No. 3 to Employment Agreement between Vistaprint USA, Incorporated and Robert S. Keane dated July 25, 2012
10.30*	Memorandum clarifying relative precedence of agreements between Vistaprint N.V. and Robert S. Keane dated May 6, 2010 is incorporated by reference to our Annual Report on Form 10-K for the fiscal year ended June 30, 2010
10.31*	Employment Agreement between Vistaprint USA, Incorporated and Ernst Teunissen effective July 1, 2011 is incorporated by reference to our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30. 2011
10.32*	Amendment No. 1 to Employment Agreement between Vistaprint USA, Incorporated and Ernst Teunissen dated July 24, 2012
10.33*	Contrat de travail (Employment Agreement) between Vistaprint SARL and Ernst Teunissen dated December 7, 2009 is incorporated by reference to our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2011
10.34*	Avenant au Contrat de travail (Amendment to Employment Agreement) between Vistaprint SARL and Ernst Teunissen dated October 14, 2011 is incorporated by reference to our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2011
10.35*	Lettre avenant au Contrat de travail (Letter Amending Employment Agreement) between Vistaprint SARL and Ernst Teunissen dated July 24, 2012
10.36*	Form of Invention and Non-Disclosure Agreement between Vistaprint and each of Robert Keane, Katryn Blake, Wendy Cebula, Donald Nelson, and Nicholas Ruotolo is incorporated by reference to our Registration Statement on Form S-1, as amended (File No. 333-125470)
10.37*	Form of Confidential Information and Non-Competition Agreement between Vistaprint and each of Robert S. Keane, Katryn Blake, Wendy Cebula, Donald Nelson, and Nicholas Ruotolo is incorporated by reference to our Registration Statement on Form S-1, as amended (File No. 333-125470)
10.38*	Transition Agreement among Vistaprint N.V., Vistaprint USA, Incorporated, and Wendy Cebula dated June 29, 2012
10.39*	Transition Agreement among Vistaprint N.V., Vistaprint USA, Incorporated, and Nicholas Ruotolo dated June 28, 2012
10.40*	Summary of Compensatory Arrangements with Members of the Supervisory Board
10.41	Credit Agreement dated as of October 21, 2011 among Vistaprint Limited, Vistaprint Schweiz GmbH and Vistaprint B.V., as borrowers; Vistaprint N.V., as guarantor; the lenders named therein as lenders; JPMorgan Chase Bank N.A., as administrative agent; HSBC Bank USA, National Association, as syndication agent; RBS Citizens, N.A. as documentation agent; and J.P. Morgan Securities LLC as sole bookrunner and sole lead arranger, is incorporated by reference to our Current Report on Form 8-K filed with the SEC on October 26, 2011
10.42	Amendment No. 1 dated as of December 27, 2011 to Credit Agreement dated as of October 21, 2011 among Vistaprint Limited, Vistaprint Schweiz GmbH, Vistaprint B.V., Vistaprint N.V., the lenders named therein, and JPMorgan Chase Bank N.A., as administrative agent, is incorporated by reference to our Current Report on Form 8-K filed with the SEC on December 29, 2011
10.43	Amendment No. 2 dated as of April 13, 2012 to Credit Agreement dated as of October 21, 2011 among Vistaprint Limited, Vistaprint Schweiz GmbH, Vistaprint B.V., Vistaprint N.V., Vistaprint USA, Incorporated, the lenders named therein, and JPMorgan Chase Bank N.A., as administrative agent is incorporated by reference to our Form 8-K filed with the SEC on April 18, 2012
10.44	Joinder Agreement dated as of December 27, 2011 among Vistaprint Limited, Vistaprint N.V., and JPMorgan Chase Bank N.A., as administrative agent, is incorporated by reference to our Current Report on Form 8-K filed with the SEC on December 29, 2011
10.45	Borrowing Subsidiary Agreement dated as of December 27, 2011 among Vistaprint Limited, Vistaprint USA, Incorporated, and JPMorgan Chase Bank N.A., as administrative agent, is incorporated by reference to our Current Report on Form 8-K filed with the SEC on December 29, 2011

10.46	Lease dated October 4, 2006 between Vistaprint USA, Incorporated and Ledgemont Research Park Associates II L.P. is incorporated by reference to our Current Report on Form 8-K filed with the SEC on October 10, 2006
10.47	Unconditional Guaranty dated October 4, 2006 by Vistaprint Limited is incorporated by reference to our Current Report on Form 8-K filed with the SEC on October 10, 2006
10.48	Call Option Agreement between Vistaprint N.V. and Stichting Continuïteit Vistaprint dated November 16, 2009 is incorporated by reference to our Current Report on Form 8-K filed with the SEC on November 19, 2009
21.1	Subsidiaries of Vistaprint N.V.
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm
31.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, Rule 13a-14(a)/15d-14(a), by Chief Executive Officer
31.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, Rule 13a-14(a)/15(d)-14(a), by Chief Financial Officer
32.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, by Chief Executive Officer and Chief Financial Officer
101	The following materials from this Quarterly Report on Form 10-K, formatted in Extensible Business Reporting Language (XBRL): (i) Condensed Consolidated Balance Sheets, (ii) Condensed Consolidated Statements of Operations, (iii) Condensed Consolidated Statements of Cash Flows, and (iv) Notes to Condensed Consolidated Financial Statements.

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* Management contract or compensatory plan or arrangement.

Vistaprint

Notice and Proxy Statement
2012

Vistaprint Make an impression.

VISTAPRINT N.V.

Hudsonweg 8
5928 LW Venlo
The Netherlands

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Vistaprint N.V. will hold its 2012 Annual General Meeting of Shareholders:

on Thursday, November 8, 2012
at 7:00 p.m. Central European Time
at the offices of Albumprinter B.V. (a Vistaprint subsidiary)
Stationsplein 53 – 57
1012 AB Amsterdam
The Netherlands

MATTERS TO BE ACTED UPON AT THE ANNUAL GENERAL MEETING:

(1) Reappoint a member of our Supervisory Board to serve for a term of four years ending on the date of our annual general meeting of shareholders in 2016;

(2) Appoint a member to our Management Board to serve for a term of four years ending on the date of our annual general meeting of shareholders in 2016;

(3) Adopt our statutory annual accounts, as prepared in accordance with Dutch law, for the fiscal year ended June 30, 2012;

(4) Discharge the members of our Management Board from liability with respect to the exercise of their duties during the year ended June 30, 2012;

(5) Discharge the members of our Supervisory Board from liability with respect to the exercise of their duties during the year ended June 30, 2012;

(6) Authorize our Management Board, acting with the approval of our Supervisory Board, to repurchase up to 6,800,000 of our issued and outstanding ordinary shares (which represents approximately 20% of the 34.1 million shares outstanding as of June 30, 2012) until May 8, 2014 on the open market (including block trades that satisfy the safe harbor provisions of Rule 10b-18 pursuant to the U.S. Securities Exchange Act of 1934, or the Exchange Act), through privately negotiated transactions, or in one or more self tender offers at prices per share between an amount equal to €0.01 and an amount equal to 120% of the market price of our ordinary shares on the NASDAQ Global Select Market, or NASDAQ, or any other securities exchange where our shares are then traded (the market price being deemed to be the average of the closing price on each of the consecutive days of trading during a period no shorter than one trading day and no longer than 10 trading days immediately preceding the date of repurchase, as reasonably determined by the Management Board);

(7) If our shareholders do not approve Proposal 6 above, authorize our Management Board, acting with the approval of our Supervisory Board, to repurchase up to 3,400,000 of our issued and outstanding ordinary shares (which represents approximately 10% of the 34.1 million shares outstanding as of June 30, 2012) until May 8, 2014 on the open market (including block trades that satisfy the safe harbor provisions of Rule 10b-18 pursuant to the Exchange Act), through privately negotiated transactions, or in one or more self-tender offers at prices per share between an amount equal to €0.01 and an amount equal to 110% of the market price of our ordinary shares on NASDAQ or any other securities exchange where our shares are then traded (the market price being deemed to be the average of the closing price on each of the consecutive days of trading during a period no shorter than one trading day and no longer than 10 trading days immediately preceding the date of repurchase, as reasonably determined by the Management Board);

(8) Approve an amendment to our articles of association to reduce our authorized capital to 2,000,000 Euros divided into 100,000,000 ordinary shares and 100,000,000 preferred shares;

(9) Approve the cancellation of 5,869,662 ordinary shares held in our treasury account;

(10) Appoint Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending June 30, 2013;

(11) Hold a non-binding, advisory "say on pay" vote regarding the compensation of our named executive officers, as described in the Compensation Discussion and Analysis, executive compensation tables, and accompanying narrative disclosures in this proxy statement; and

(12) Transact other business, if any, that may properly come before the meeting or any adjournment of the meeting.

Our Management Board and Supervisory Board have no knowledge of any other business to be transacted at the annual general meeting.

Shareholders of record at the close of business on October 11, 2012 are entitled to vote at the annual general meeting. Your vote is important regardless of the number of shares you own. Whether or not you expect to attend the meeting, please complete, sign, date, and promptly return the enclosed proxy card in the envelope that we or your bank or brokerage firm have provided. Your prompt response will ensure that your shares are represented at the annual general meeting. You can change your vote and revoke your proxy by following the procedures described in this proxy statement.

All shareholders are cordially invited to attend the annual general meeting.

By order of the Management Board,

Chairman of the Management Board, President and Chief Executive Officer

October 17, 2012

VISTAPRINT N.V.

Hudsonweg 8
5928 LW Venlo
The Netherlands

PROXY STATEMENT FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS

to be held on November 8, 2012

This proxy statement contains information about the 2012 Annual General Meeting of Shareholders of Vistaprint N.V., which we refer to in this proxy statement as the annual meeting or the meeting. We will hold the annual meeting on Thursday, November 8, 2012 at the offices of Albumprinter B.V., one of Vistaprint's subsidiaries, at Stationsplein 53 – 57, 1012 AB Amsterdam, the Netherlands. The annual meeting will begin at 7:00 p.m. Central European Time.

We are furnishing this proxy statement to you in connection with the solicitation of proxies by the Management Board of Vistaprint N.V. (which is also referred to as we, us or Vistaprint in this proxy statement) for use at the annual meeting and at any adjournment of the annual meeting.

We are first mailing the Notice of Annual General Meeting, this proxy statement, and our Annual Report to Shareholders for the fiscal year ended June 30, 2012 on or about October 17, 2012.

Important Notice Regarding the Availability of Proxy Materials for the 2012 Annual General Meeting of Shareholders:

This Proxy Statement and the 2012 Annual Report to Shareholders are available for viewing, printing and downloading at *http://proxy.ir.vistaprint.com*. In addition, our statutory annual accounts and accompanying annual report, as prepared in accordance with Dutch law and including biographical information about the candidates nominated for appointment as members of our Supervisory Board, are available at our offices at the address above and for viewing, printing, and downloading at *http://proxy.ir.vistaprint.com.*

We will furnish without charge a copy of this proxy statement and our Annual Report on Form 10-K for the fiscal year ended June 30, 2012, as filed with the United States Securities and Exchange Commission, or SEC, to any shareholder who requests it in writing to Vistaprint N.V., c/o Vistaprint USA, Incorporated, Attention: Investor Relations, 95 Hayden Avenue, Lexington, MA 02421, USA. This proxy statement and our Annual Report on Form 10-K are also available on the SEC's web site at *www.sec.gov*.

INFORMATION ABOUT THE ANNUAL MEETING AND VOTING

What is the purpose of the annual meeting?

At the annual meeting, our shareholders will consider and act upon the 12 matters listed in the Notice of Annual General Meeting of Shareholders that appears on the first page of this proxy statement. Our Management Board and Supervisory Board are not aware of any other business to be transacted at the annual meeting.

Who can vote?

To be able to vote on the matters listed in the Notice of Annual General Meeting of Shareholders that appears on the first page of this proxy statement, you must have been a shareholder of record according to the records of Computershare Trust Company, Inc., our transfer agent, at the close of business on October 11, 2012, which is the record date for the annual meeting. Shareholders of record at the close of business on October 11, 2012 are entitled to vote on each proposal at the annual meeting. The number of outstanding ordinary shares entitled to vote on each proposal at the meeting is 34,255,964.

How many votes do I have?

Each ordinary share of Vistaprint that you owned on the record date entitles you to one vote on each matter that is voted on at the annual meeting.

Is my vote important?

Your vote is important regardless of how many ordinary shares you own. Please take a moment to read the instructions below, vote your shares and submit your proxy as soon as possible to ensure that your shares are represented and voted at the annual meeting.

How do I vote?

If you are a holder of record and your shares are not held in "street name" by a bank or brokerage firm, you may vote by completing and signing the proxy card that accompanies this proxy statement and promptly mailing it in the enclosed postage-prepaid envelope. You do not need to put a stamp on the enclosed envelope if you mail it in the United States. For your vote to be counted at the meeting, our transfer agent, Computershare Trust Company, Inc. must receive your proxy no later than 7:00 p.m. Central European Time on the last business day before the meeting.

If your shares are held in street name by a bank or brokerage firm, then you will need to follow the directions your bank or brokerage firm provides to you in order to vote your shares. Many banks and brokerage firms offer the option of voting by mail, over the Internet or by telephone, which will be explained in the voting instruction form you receive from your bank or brokerage firm.

The shares you own will be voted according to the instructions on the proxy card you mail. If you sign and return the proxy card, but do not give any instructions on a particular matter to be voted on as described in this proxy statement, then the shares you own will be voted in accordance with the recommendations of our Management Board and Supervisory Board. The Management Board and Supervisory Board recommend that you vote **FOR** Proposals 1 — 11.

If you attend the annual meeting in person, then you may also vote in person.

Can I change my vote after I have mailed my proxy card?

Yes. If you are a holder of record and your shares are not held in street name, you can revoke your proxy and change your vote by doing any one of the following things:

- signing another proxy card with a later date and delivering the new proxy card to our Chief Legal Officer at the offices of our subsidiary Vistaprint USA, Incorporated, 95 Hayden Avenue, Lexington, Massachusetts 02421 USA no later than 7:00 p.m. Central European Time on the last business day before the meeting;

- delivering to our Chief Legal Officer written notice no later than 7:00 p.m. Central European Time on the last business day before the meeting that you want to revoke your proxy; or
- voting in person at the meeting.

If your shares are held in street name by a bank or brokerage firm and you wish to revoke or change your voting instructions, then you must follow the directions you receive from your bank or brokerage firm.

Your attendance at the meeting alone will not revoke your proxy.

Can I vote if my shares are held in "street name"?

If the shares you own are held in street name by a bank or brokerage firm, then your bank or brokerage firm, as the record holder of your shares, is required to vote your shares according to your instructions. In order to vote your shares, you will need to follow the directions your bank or brokerage firm provides to you.

How do I attend the meeting and vote in person?

If you wish to attend our annual meeting in Amsterdam, the Netherlands in person, please send our Chief Legal Officer written notice at the offices of our subsidiary Vistaprint USA, Incorporated, 95 Hayden Avenue, Lexington, Massachusetts 02421 USA no later than November 5, 2012. If you need directions to the meeting, please call Investor Relations at +1-781-652-6480.

If you wish to attend the meeting and your shares are held in street name by a brokerage firm or bank, then you must provide the written notice referenced above and also bring with you to the meeting an account statement or letter from your brokerage firm or bank showing that you are the beneficial owner of the shares as of the record date in order to be admitted to the meeting. To be able to vote your shares held in street name at the meeting, you will need to obtain a proxy card from the holder of record, i.e., your bank or brokerage firm.

What vote is required?

Under our articles of association, holders of at least one third of our outstanding ordinary shares must be represented at the annual meeting to constitute a quorum, and the following vote is required to approve each of the proposals described in this proxy statement:

- *Proposals 1 and 2 (elections of supervisory and managing directors):* In accordance with our articles of association, our Supervisory Board adopted unanimous resolutions to make binding nominations of the candidates for supervisory director and managing director. Our shareholders may set aside either or both of these binding nominations only by a vote of at least two thirds of the votes cast at a meeting representing more than half of our share capital.
- *Proposals 3 through 8 and 10:* These proposals require the approval of a majority of votes cast at a meeting at which a quorum is present.
- *Proposal 9:* This proposal requires the approval of at least two thirds of the votes cast at a meeting representing more than half of our share capital.
- *Proposal 11 (advisory "say on pay"):* This proposal requires the approval of a majority of votes cast at a meeting at which a quorum is present. This vote is non-binding and advisory in nature, but our Compensation Committee will take into account the outcome of the vote when considering future executive compensation arrangements.

For Proposals 1 through 10, Dutch law and our articles of association provide that ordinary shares represented at the meeting and abstaining from voting will count as shares present at the annual meeting but will not count for the purpose of determining the number of votes cast. Broker non-votes will not count as shares present at the annual meeting or for the purpose of determining the number of votes cast. For Proposal 11, ordinary shares abstaining from voting and broker non-votes will not count as shares present at the meeting or for the purpose of determining the number of votes cast. "Broker non-votes" are shares that are held in street name by a bank or brokerage firm that indicates on its proxy that it does not have discretionary authority to vote on a particular matter.

How will votes be counted?

Each ordinary share will be counted as one vote according to the instructions contained on a properly completed proxy or on a ballot voted in person at the annual meeting. Shares will not be voted in favor of a proposal if either the shareholder abstains from voting on a particular matter, or the shares are broker non-votes.

Who will count the votes?

Computershare Trust Company, Inc., our transfer agent, will count, tabulate and certify the votes.

How do the Management Board and Supervisory Board recommend that I vote on the proposals?

The Management Board and Supervisory Board recommend that you vote:

FOR the reappointment of Mark T. Thomas to serve as a member of our Supervisory Board for a term of four years ending on the date of our annual general meeting of shareholders in 2016 (Proposal 1);

FOR the appointment of Hauke Hansen to serve as a member of our Management Board for a term of four years ending on the date of our annual general meeting of shareholders in 2016 (Proposal 2);

FOR the adoption of our statutory annual accounts, as prepared in accordance with Dutch law, for the fiscal year ended June 30, 2012 (Proposal 3);

FOR the discharge of the members of our Management Board from liability with respect to the exercise of their duties during the year ended June 30, 2012 (Proposal 4);

FOR the discharge of the members of our Supervisory Board from liability with respect to the exercise of their duties during the year ended June 30, 2012 (Proposal 5);

FOR the authorization of our Management Board, acting with the approval of the Supervisory Board, to repurchase up to 6,800,000 of our issued and outstanding ordinary shares until May 8, 2014 (Proposal 6);

FOR the authorization of our Management Board, acting with the approval of the Supervisory Board, to repurchase up to 3,400,000 of our issued and outstanding ordinary shares until May 8, 2014, in case shareholders do not approve Proposal 6 above (Proposal 7);

FOR the amendment to our articles of association to reduce our authorized capital to 2,000,000 Euros divided into 100,000,000 ordinary shares and 100,000,000 preferred shares (Proposal 8);

FOR the cancellation of 5,869,662 ordinary shares held in our treasury account (Proposal 9);

FOR the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending June 30, 2013 (Proposal 10); and

FOR the approval of the compensation of our named executive officers, as described in the Compensation Discussion and Analysis, executive compensation tables and accompanying narrative disclosures in this proxy statement (Proposal 11).

Will any other business be conducted at the meeting or will other matters be voted on?

Our Management Board and Supervisory Board do not know of any other matters that may come before the meeting. If any other matter properly comes before the meeting, then, to the extent permitted by applicable law, the persons named in the proxy card that accompanies this proxy statement may exercise their judgment in deciding how to vote, or otherwise act, at the meeting with respect to that matter or proposal.

Where can I find the voting results?

Within four business days after the annual meeting, we will report the voting results on a Current Report on Form 8-K that we will file with the SEC.

How and when may I submit a shareholder proposal, including a shareholder nomination for supervisory director, for the 2013 annual general meeting?

Because we are a Dutch limited company whose shares are traded on a U.S. securities exchange, both U.S. and Dutch rules and timeframes apply if you wish to submit a candidate to be considered for election to our Supervisory Board at our 2013 annual general meeting or if you wish to submit another kind of proposal for consideration by shareholders at our 2013 annual general meeting.

Under our Dutch articles of association, if you are interested in submitting a proposal, you must fulfill the requirements set forth in our articles of association, including satisfying both of the following criteria:

- We must receive your proposal at our registered offices in Venlo, the Netherlands as set forth below no later than 60 days before the 2013 annual general meeting.
- The number of ordinary shares you hold must equal at least the lesser of 1% of our issued share capital or the equivalent of €50 million in aggregate market value.

Under our articles of association, shareholders do not have the right to nominate or appoint their own candidates for supervisory director directly, but if you submit information about a potential candidate for supervisory director to our Nominating and Corporate Governance Committee, as described in the section of this proxy statement entitled "Supervisory Director Nomination Process," then our Nominating and Corporate Governance Committee will consider whether he or she is appropriate for nomination to our Supervisory Board.

Under U.S. securities laws, if you wish to have a proposal included in our proxy statement for the 2013 annual general meeting, then in addition to the above requirements, you also need to follow the procedures outlined in Rule 14a-8 of the Exchange Act, and the deadline for submitting your proposal to us is earlier than the deadline specified above: For your proposal to be eligible for inclusion in our 2013 proxy statement, we must receive your proposal at our registered offices in Venlo, the Netherlands as set forth below no later than June 20, 2013.

Any proposals, nominations or notices under our articles of association or pursuant to Rule 14a-8 should be sent to:

Secretary, Vistaprint N.V.
Hudsonweg 8
5928 LW Venlo
The Netherlands

With a copy to:
Chief Legal Officer
Vistaprint USA, Incorporated
95 Hayden Avenue
Lexington, MA 02421
USA

What are the costs of soliciting these proxies?

We will bear the costs of solicitation of proxies. We have retained Alliance Advisors for a fee of $7,500 plus expenses to assist us in soliciting proxies from our shareholders and to verify certain records relating to the solicitation. We and our supervisory directors, officers, and selected other employees may also solicit proxies by mail, telephone, e-mail or by other means of communication. Supervisory directors, officers, and employees who help us in solicitation of proxies will not be specially compensated for those services, but they may be reimbursed for their reasonable out-of-pocket expenses incurred in connection with their solicitation. We will request brokers, custodians, and fiduciaries to forward proxy soliciting material to the owners of our ordinary shares that they hold in their names and will reimburse these entities for their reasonable out-of-pocket expenses incurred in connection with the distribution of our proxy materials.

Householding of Annual Meeting Materials

Some banks, brokers, and other nominee record holders may participate in the practice of "householding" proxy statements and annual reports. This means that only one copy of our proxy statement and annual report to shareholders may be sent to multiple shareholders in your household. We will promptly deliver a separate copy of either document to you if you contact us at the following address or telephone number: Vistaprint N.V., c/o Vistaprint USA, Incorporated, Attention: Investor Relations, 95 Hayden Avenue, Lexington, MA 02421, USA, telephone no. +1 781-652-6480. If you want to receive separate copies of the proxy statement or annual report to shareholders in the future, or if you are receiving multiple copies and would like to receive only one copy per household, you should contact your bank, broker, or other nominee record holder if you hold your shares in street name, or you may contact us at the above address or telephone number if you are a holder of record.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table contains information regarding the beneficial ownership of our ordinary shares as of September 4, 2012 by:

- each shareholder we know to own beneficially more than 5% of our outstanding ordinary shares;
- each member of our Supervisory Board;
- our named executive officers who are listed in the Summary Compensation Table in this proxy statement; and
- all of our supervisory directors and executive officers as a group.

Name and Address of Beneficial Owner(1)	Number of Ordinary Shares Beneficially Owned(2)	Percent of Ordinary Shares Beneficially Owned(3)
5% Shareholders		
Baillie Gifford & Co.(4)	2,167,070	6.3%
Calton Square, 1 Greenside Row		
Edinburgh XO EH13AN Scotland		
Brave Warrior Advisors, LLC(5)	3,932,266	11.5
12 East 49th Street, 14th Floor		
New York, NY 10017 USA		
Janus Capital Management LLC(6)	5,463,499	16.0
151 Detroit Street		
Denver, CO 80206 USA		
Prescott General Partners LLC(7)	3,618,179	10.6
323 Railroad Avenue		
Greenwich, CT 06830 USA		
Wasatch Advisors Inc.(8)	1,973,044	5.8
150 Social Hall Avenue, Suite 400		
Salt Lake City, UT 84111 USA		
Executive Officers, Supervisory Directors, and Nominees for Supervisory Director		
Robert S. Keane(9)(10)	3,400,853	9.5
Katryn Blake(10)	65,263	*
John J. Gavin, Jr.(10)	47,346	*
Peter Gyenes(10)	31,047	*
Donald R. Nelson(10)	57,340	*
George M. Overholser(10)	82,743	*
Louis R. Page(10)(11)	193,044	*
Richard T. Riley(10)	61,606	*
Nicholas Ruotolo(10)(12)	65,162	*
Ernst J. Teunissen(10)	24,526	*
Mark T. Thomas(10)(13)	27,792	*
All executive officers and supervisory directors as a group (11 persons)(14)	3,996,643	11.1%

* Less than 1%

(1) Unless otherwise indicated, the address of each supervisory director and executive officer listed is c/o Vistaprint, Hudsonweg 8, 5928 LW Venlo, the Netherlands.

(2) For each person or entity in the table above, the "Number of Shares Beneficially Owned" column may include ordinary shares attributable to the person or entity because of that holder's voting or investment power or other relationship. The number of ordinary shares beneficially owned by each person or entity included in the table above is determined under rules promulgated by the SEC. Under these rules, a person or entity is deemed to have "beneficial ownership" of any shares over which that person or entity has or shares voting or investment power, plus any shares that the person or entity may acquire within 60 days of September 4, 2012 (*i.e.*, November 3, 2012), including through the exercise of share options or through the vesting of restricted share units. Unless otherwise indicated, each person or entity referenced in the table has sole voting and investment power over the shares listed or shares such power with his or her spouse. The inclusion in the table of any shares, however, does not constitute an admission of beneficial ownership of those shares by the named shareholder.

(3) The percentage ownership for each shareholder on September 4, 2012 is calculated by dividing (1) the total number of shares beneficially owned by the shareholder by (2) 34,196,363, the number of ordinary shares outstanding on September 4, 2012, plus any shares issuable to the shareholder within 60 days after September 4, 2012 (*i.e.*, November 3, 2012), including restricted share units that vest and share options that are exercisable on or before November 3, 2012.

(4) This information is based solely upon a Schedule 13G that the shareholder filed with the SEC on January 17, 2012.

(5) This information is based solely upon a Schedule 13G/A that the shareholder filed with the SEC on July 10, 2012.

(6) This information is based solely upon a Schedule 13G/A that the shareholder filed with the SEC on February 14, 2012.

(7) This information is based solely upon a Schedule 13G/A that the shareholder filed with the SEC on January 5, 2012.

(8) This information is based solely upon a Schedule 13G that the shareholder filed with the SEC on February 14, 2012.

(9) Includes an aggregate of (i) 1,638,504 shares held by irrevocable discretionary trusts and other entities established for the benefit of Mr. Keane and/or members of his immediate family, or the Trusts, and (ii) 99,381 shares held by a charitable entity established by Mr. Keane and his spouse. Trustees who are independent of Mr. Keane and/or his spouse hold exclusive voting and investment power with respect to the ordinary shares owned by the Trusts and the ordinary shares issuable pursuant to share options and restricted share units held by the Trusts; Mr. Keane and his spouse do not hold such power with respect to the Trusts. Mr. Keane and his spouse share voting and investment power with respect to the shares held by the charitable entity. Mr. Keane and his spouse disclaim beneficial ownership of the shares, share options and restricted share units held by the Trusts and the charitable entity except to the extent of their pecuniary interest therein.

(10) Includes the number of shares listed below that each executive officer and supervisory director has the right to acquire under share options and restricted share units that vest on or before November 3, 2012:

- Mr. Keane: 1,662,968 shares, held by the Trusts
- Ms. Blake: 37,879 shares
- Mr. Gavin: 31,097 shares
- Mr. Gyenes: 21,726 shares
- Mr. Nelson: 33,072 shares
- Mr. Overholser: 24,646 shares
- Mr. Page: 19,079 shares
- Mr. Riley: 49,079 shares
- Mr. Ruotolo: 25,566 shares
- Mr. Teunissen: 10,990 shares
- Mr. Thomas: 7,856 shares

(11) Includes an aggregate of (i) 161,438 shares held in a margin account by Window to Wall Street, Inc., of which Mr. Page is President, and (ii) 4,000 shares held in custodial accounts for the benefit of Mr. Page's minor children. Mr. Page disclaims beneficial ownership of the shares held by Window to Wall Street, Inc. and for the benefit of his minor children, except to the extent of his pecuniary interest therein.

(12) Mr. Ruotolo resigned as a Vistaprint executive officer effective July 1, 2012.

(13) Includes 2,500 shares owned by a family limited liability company of which Mr. Thomas is a manager. Mr. Thomas disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(14) Includes a total of 1,899,151 shares that all of our current executive officers and supervisory directors have the right to acquire under share options and restricted share units that vest on or before November 3, 2012.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our supervisory directors, executive officers, and the holders of more than 10% of our ordinary shares, referred to as reporting persons, to file reports with the SEC disclosing their ownership of and transactions in our ordinary shares and other equity securities. SEC regulations also require these reporting persons to furnish us with copies of all such reports that they file.

Based solely on our review of reports filed by the reporting persons and written representations from such persons, we believe that all reporting persons complied with all Section 16(a) filing requirements during fiscal 2012.

PROPOSAL 1 — REAPPOINTMENT OF A MEMBER OF THE SUPERVISORY BOARD

The six members of our Supervisory Board serve for rotating four-year terms:

- Mark T. Thomas' term expires at this 2012 annual general meeting, and we are asking our shareholders to reappoint him;
- The terms of John J. Gavin, Jr. and George M. Overholser expire at our 2013 annual general meeting;
- The terms of Louis R. Page and Richard T. Riley expire at our 2014 annual general meeting; and
- Peter Gyenes' term expires at our 2015 annual general meeting.

None of the members of our Supervisory Board is an employee of Vistaprint.

Under Dutch law and our articles of association, our Supervisory Board has the right to make binding nominations for open positions on the Supervisory Board. Dutch law also requires us to nominate at least two candidates for each open position and allows us to recommend that shareholders vote for one of the two candidates for each position. The candidate receiving the greater number of votes for each position will be appointed as a member of our Supervisory Board. In accordance with the recommendation of the Nominating and Corporate Governance Committee of the Supervisory Board and pursuant to the invitation of our Management Board, the Supervisory Board has adopted a unanimous resolution to make a binding nomination of Mark T. Thomas and John J. Gavin, Jr. to serve as a supervisory director for a term of four years ending on the date of our annual general meeting of shareholders in 2016. The Supervisory Board recommends that shareholders vote for the appointment of Mr. Thomas for this position because of his valuable service as a supervisory director due in part to his extensive strategy, investment, and international business experience.

The persons named in the enclosed proxy card will vote to reappoint Mr. Thomas as a member of our Supervisory Board, unless you withhold authority to vote for his reappointment by marking the proxy card to that effect. Mr. Thomas has indicated his willingness to serve if appointed.

Mr. Thomas is currently a member of our Supervisory Board. You can find more information about Mr. Thomas and the other members of our Supervisory Board in the section of this proxy statement entitled "INFORMATION ABOUT OUR SUPERVISORY DIRECTORS AND EXECUTIVE OFFICERS."

The Management Board and Supervisory Board recommend that you vote FOR the reappointment of Mr. Thomas as a member of our Supervisory Board.

PROPOSAL 2 — APPOINTMENT OF A MEMBER OF THE MANAGEMENT BOARD

As a Dutch company, we have a two-tiered board structure consisting of a Supervisory Board, which comprises our independent, non-employee supervisory directors, and a Management Board, which comprises managing directors who are also our executive officers. The principal responsibility of the members of the Management Board is to manage Vistaprint, which means, among other things, that it is responsible for implementing Vistaprint's aims and strategy, managing Vistaprint's associated risk profile, operating Vistaprint's business on a day-to-day basis, and addressing corporate social responsibility issues that are relevant to Vistaprint. The Management Board is accountable to the Supervisory Board and to our shareholders.

Our Management Board currently consists of four members who serve as managing directors for four-year terms:

- The term of Robert S. Keane, our President, Chief Executive Officer and Chairman of the Management Board, expires at our 2013 annual general meeting;
- The term of Katryn Blake, our Executive Vice President, Global Marketing and Chief Customer Officer, expires at our 2015 annual general meeting;
- The term of Donald Nelson, our Executive Vice President, Capabilities and Chief Information Officer, expires at our 2015 annual general meeting; and
- The term of Ernst Teunissen, our Executive Vice President and Chief Financial Officer, expires at our 2015 annual general meeting.

In August 2012, we designated Hauke Hansen, our Senior Vice President and Chief Manufacturing Officer, as an executive officer of Vistaprint, and we are asking our shareholders to elect him to our Management Board. You can find more information about Dr. Hansen and the current members of our Management Board in the section of this proxy statement entitled "INFORMATION ABOUT OUR SUPERVISORY DIRECTORS AND EXECUTIVE OFFICERS."

Under Dutch law and our articles of association, our Supervisory Board has the right to make binding nominations for open positions on the Management Board. Dutch law also requires us to nominate at least two candidates for each open position and allows us to recommend that shareholders vote for one of the two candidates for each position. The candidate receiving the greater number of votes for each position will be appointed as a member of our Management Board. In accordance with the recommendation of the Nominating and Corporate Governance Committee of the Supervisory Board and pursuant to the invitation of our Management Board, the Supervisory Board has adopted a unanimous resolution to make a binding nomination of Hauke Hansen and Katryn Blake to serve as a member of the Management Board for a term of four years ending on the date of our annual general meeting of shareholders in 2016. The Supervisory Board recommends that shareholders vote for the appointment of Dr. Hansen for this position.

The persons named in the enclosed proxy card will vote to appoint Dr. Hansen as a member of our Management Board, unless you withhold authority to vote for his appointment by marking the proxy card to that effect. Dr. Hansen has indicated his willingness to serve if appointed.

The Management Board and Supervisory Board recommend that you vote FOR the appointment of Dr. Hansen as a member of our Management Board.

PROPOSAL 3 — ADOPTION OF ANNUAL ACCOUNTS

At the annual meeting, we are asking you to confirm and adopt our Dutch statutory annual accounts, or Annual Accounts, for the fiscal year ended June 30, 2012, which are our audited consolidated financial statements prepared in accordance with Dutch law. As a Dutch company, we are required by Dutch law and our articles of association to prepare the Annual Accounts and submit them to our shareholders for confirmation and adoption. Our Annual Accounts are different from our audited financial statements contained in our Annual Report on Form 10-K for the year ended June 30, 2012 that were prepared in accordance with United States generally accepted accounting principles, or U.S. GAAP, as required by United States law and NASDAQ listing standards for companies with securities listed on U.S. stock markets.

The Annual Accounts contain some disclosures that are not required under U.S. GAAP. In addition, the report of our Management Board that accompanies the Annual Accounts, as required by Dutch law, contains information included in this proxy statement, our Annual Report on Form 10-K, and other information required by Dutch law.

It is important that our shareholders adopt our Annual Accounts because it is a Dutch law requirement and also because we are not permitted under Dutch law to take certain corporate actions unless our Annual Accounts are adopted.

You can access a copy of the Annual Accounts through our website at *http://proxy.ir.vistaprint.com* or by sending a written request to:

Investor Relations
Vistaprint USA, Incorporated
95 Hayden Avenue
Lexington, MA 02421
USA

Our Management Board and Supervisory Board recommend that you vote FOR the confirmation and adoption of the Annual Accounts.

PROPOSALS 4 AND 5 — DISCHARGE OF MANAGEMENT BOARD AND SUPERVISORY BOARD FROM CERTAIN LIABILITY

At the annual meeting, as permitted under Dutch law and customary for Dutch companies, we are asking you to discharge the members of our Management Board and Supervisory Board from liability with respect to the exercise of their management and supervisory duties during our fiscal year ended June 30, 2012. If our shareholders approve this discharge of liability, then our Management Board and Supervisory Board members will not be liable to Vistaprint for actions that they took on behalf of the company in the exercise of their duties during fiscal 2012. However, the discharge does not apply to matters that are not disclosed to our shareholders, and it does not affect the liability, if any, of our Management Board and Supervisory Board to our shareholders. The discharge is also subject to the provisions of Dutch laws relating to liability upon bankruptcy.

Our Management Board and Supervisory Board recommend that you vote FOR the discharge of the members of our Management Board and Supervisory Board from liability as described above.

PROPOSALS 6 AND 7 — AUTHORIZATION TO REPURCHASE SHARES

Under Dutch law and our articles of association, our shareholders may authorize our Management Board, with the approval of our Supervisory Board and subject to certain Dutch statutory provisions, to repurchase outstanding shares on our behalf in an amount, at prices, and in the manner authorized by the shareholders. The approval of either or both of Proposal 6 and Proposal 7 will give us the flexibility to repurchase our ordinary shares without the expense of calling further general meetings of shareholders. Under Dutch law and our articles of association, a shareholder authorization to repurchase shares may not continue for more than 18 months, but may be given on a rolling basis. On September 30, 2011, we received authorization from our shareholders to repurchase up to 20% of our issued and outstanding ordinary shares on the open market (including block trades that satisfy the safe harbor provisions of Rule 10b-18 pursuant to the Exchange Act) or in one or more self tender offers at prices per share between an amount equal to €0.01 and an amount equal to 110% of the market price of our ordinary shares. As of June 30, 2012, we have repurchased 6,826,148 ordinary shares under this authority, which represents most of the shares available under this authority, and we are limited in the further repurchases we can make until our shareholders provide a new authorization to our Management Board. We are now seeking authorization to repurchase additional ordinary shares.

The Management Board believes that we would benefit from a grant of authority to the Management Board, acting with the approval of our Supervisory Board, to repurchase additional ordinary shares. If the Management Board believes that our shares may be undervalued at the market levels at which they are then trading, repurchases of our share capital may represent an attractive investment for us and our shareholders. Our Management Board, with the prior approval of our Supervisory Board, would determine the number of shares repurchased, if any, and the timing and manner of any repurchases in light of prevailing market conditions, our available resources, and other factors that we cannot now predict. The repurchased shares could be used for any valid corporate purpose, including the issuance of shares under our equity compensation plans or for acquisitions, mergers or similar transactions. The reduction in our issued and outstanding shares resulting from any repurchases would increase the proportionate interest of the remaining shareholders in whatever future profits we may earn. Under Dutch law, the number of our ordinary shares that we or our subsidiaries hold may never exceed 50% of the total number of our issued and outstanding shares.

In order to provide us with maximum flexibility, pursuant to Proposal 6, we propose that our shareholders grant the Management Board authority to repurchase up to 6,800,000 of our issued and outstanding ordinary shares (which represents approximately 20% of the 34.1 million shares outstanding as of June 30, 2012) on the open market, through privately negotiated transactions or in one or more self tender offers at prices per share between an amount equal to € 0.01 (or the U.S. dollar equivalent) and an amount equal to 120% of the market price of our ordinary shares on NASDAQ or any other securities exchange where our shares are then traded (the market price being deemed to be the average of the closing price on each of the consecutive days of trading during a period no shorter than one trading day and no longer than 10 trading days immediately preceding the date of repurchase, as reasonably determined by the Management Board). This authority would begin on the date of the annual meeting and extend for 18 months until May 8, 2014.

Because the guidelines of some proxy advisory firms suggest limiting the number of shares a Dutch company may repurchase to 10% of the company's outstanding shares, in case our shareholders do not approve the authorization described above to repurchase up to 6,800,000 of our outstanding ordinary shares, we are also asking our shareholders to approve an alternate Proposal 7 to repurchase up to 3,400,000 of our issued and outstanding ordinary shares (which represents approximately 10% of the 34.1 million shares outstanding as of June 30, 2012). Under this alternate Proposal 7, we propose that our shareholders grant the Management Board authority for the repurchase of up to 3,400,000 of our issued and outstanding ordinary shares on the open market, through privately negotiated transactions, or in one or more self-tender offers at prices per share between an amount equal to € 0.01 (or the U.S. dollar equivalent) and an amount equal to 110% of the market price of our ordinary shares on NASDAQ or any other securities exchange where our shares are then traded (the market price being deemed to be the average of the closing price on each of the consecutive days of trading during a period no shorter than one trading day and no longer than 10 trading days immediately preceding the date of repurchase, as reasonably determined by the Management Board). This authority would begin on the date of the annual meeting and extend for 18 months until May 8, 2014.

An authorization to repurchase either 6,800,000 or 3,400,000 of our issued and outstanding ordinary shares would not necessarily mean that we will repurchase either amount over the authorization period. We may choose to repurchase fewer than all of the shares authorized or none at all, and we are seeking the authorizations described in Proposals 6 and 7 to have the flexibility to make repurchases if we believe doing so would be in the best interests of Vistaprint and our shareholders. Our Supervisory Board and Management Board will analyze many factors relating to a repurchase decision, including share price relative to our anticipated future cash flows, our ability to use operating cash flow and/or debt to repurchase the shares while staying within our debt covenants, the amount of cash and/or debt capacity we have for other uses including general operating purposes, general shareholder concentration, and liquidity concerns, as well as other items.

If our shareholders approve both Proposals 6 and 7, we intend to make share repurchases, if any, under the authorization set forth in Proposal 6 to repurchase up to 6,800,000 of our issued and outstanding shares.

Our Management Board and Supervisory Board recommend that you vote FOR the authorization of the Management Board and Supervisory Board to repurchase our issued and outstanding ordinary shares as described above.

PROPOSAL 8 — APPROVAL OF AMENDMENT TO ARTICLES OF ASSOCIATION

Our Management Board and Supervisory Board propose to amend our articles of association to reduce our authorized capital to 2,000,000 Euros divided into 100,000,000 ordinary shares and 100,000,000 preferred shares, each with a par value of 0.01 Euros per share.

Under Dutch law, we are required to have at all times issued capital equal to at least 20% of our authorized capital. Under our current articles of association, we have authorized capital of 2,400,000 Euros divided into 120,000,000 ordinary shares and 120,000,000 preferred shares, each with a par value of 0.01 Euros per share. Therefore, 20% of our current authorized capital is 480,000 Euros, or 48,000,000 shares, and at June 30, 2012 we had 49,950,289 ordinary shares and no preferred shares issued. As described below in Proposal 9, we wish to cancel 5,869,662 of the ordinary shares we hold in our treasury account to help us manage our share repurchase activities, but doing so would reduce our issued capital below 20% of our current amount of authorized capital.

We propose to amend our articles of association to reduce our authorized capital to 2,000,000 Euros as described above to allow us to cancel the 5,869,662 treasury shares we currently propose to cancel pursuant to Proposal 9 below and also to provide us with the flexibility to cancel additional treasury shares in the future, subject to the approval of our shareholders, if we believe such a future cancellation would be in the best interests of Vistaprint and our shareholders. If our shareholders approve the reduction in our authorized ordinary shares to 100,000,000 pursuant to this Proposal 8, then we would have approximately 60 million ordinary shares available for future issuance, including treasury shares that may be reissued, which we believe will provide us with sufficient shares for any future issuances.

If our shareholders approve this Proposal 8, then the amendment to our articles of association will be effected by the execution of a notarial deed of amendment by a Dutch public notary, and by voting in favor of this proposal, our shareholders designate each member of our Management Board and each civil law notary, junior civil law notary, notarial assistant, and each lawyer working at Stibbe, our Dutch law firm, to have the notarial deed executed.

Our Management Board and Supervisory Board recommend that you vote FOR the amendment to our articles of association, as described above.

PROPOSAL 9 — CANCELLATION OF TREASURY SHARES

At the annual meeting, as permitted under Dutch law, we are asking you to approve the cancellation of 5,869,662 of the ordinary shares held in our treasury account, which represent the shares we held in treasury before we redomiciled our publicly traded parent company from Bermuda to the Netherlands in August 2009. Under Dutch law and our articles of association, we need shareholder approval to cancel treasury shares.

Under Dutch law, we and our subsidiaries can hold no more than 50% of our issued share capital at any time. Due to our share repurchase activity over the last two years and future repurchases, if any, that we may make under Proposals 6 or 7 or otherwise, we are approaching this 50% limit, and in order to provide us with flexibility to repurchase additional ordinary shares in the future, our Management Board believes it would be advisable and in the best interests of our shareholders to cancel some of the shares we currently hold in treasury. For clarity, we do not need to cancel any shares to repurchase 6,800,000 or 3,400,000 of our issued and outstanding shares as contemplated by Proposals 6 and 7 above, respectively. However, if Proposal 8 above to amend our articles of association to reduce our authorized share capital is not approved, then we cannot cancel the 5,869,662 treasury shares because doing so would bring our issued capital below 20% of our authorized capital.

If this Proposal 9 and Proposal 8 above to reduce our authorized share capital are approved, then we will follow the procedure set forth under Dutch law to cancel the 5,869,662 treasury shares, including the publication of notices in the Dutch trade registry and a Dutch daily newspaper and a two-month waiting period before cancellation to allow any creditors who wish to do so to oppose the cancellation. Once the procedure is complete, if no creditors oppose the cancellation, we will cancel the 5,869,662 treasury shares, which will become authorized but unissued ordinary shares. If either this Proposal 9 or Proposal 8 above is not approved, then we will not cancel any treasury shares at this time.

Our Management Board and Supervisory Board recommend that you vote FOR the cancellation of 5,869,662 ordinary shares held in our treasury account, as described above.

PROPOSAL 10 — APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Our Audit Committee has selected Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending June 30, 2013. If this proposal is not approved by our shareholders at the annual meeting, our Audit Committee will reconsider its selection of Ernst & Young LLP. We do not expect that Ernst & Young LLP will attend the annual meeting or be available to answer questions.

Our Management Board and Supervisory Board recommend that you vote FOR the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending June 30, 2013.

Independent Registered Public Accounting Firm Fees and Other Matters

The following table presents the aggregate fees and expenses billed for services rendered by Ernst & Young LLP, our independent registered public accounting firm, for the fiscal years ended June 30, 2012 and June 30, 2011. The amounts reported for each fiscal year represent the fees and expenses for services rendered during the applicable fiscal year, regardless of when the fees and expenses were billed.

	Fiscal 2012	Fiscal 2011
Audit Fees(1)	$1,310,741	$ 897,592
Audit-Related Fees(2)	4,800	12,995
Tax Fees(3)	578,205	553,453
All Other Fees	—	—
Total Fees	$1,893,746	$1,464,040

(1) Audit fees and expenses consisted of fees and expenses billed for the audit of our financial statements for the years ended June 30, 2012 and 2011, statutory audits of Vistaprint N.V. and certain of our subsidiaries, quarterly reviews of our financial statements, and the audit of the effectiveness of internal control over financial reporting as promulgated by Section 404 of the U.S. Sarbanes-Oxley Act. The audit fees and expenses for fiscal 2012 include the audits of two acquisitions, including the related purchase accounting.

(2) Audit-related fees and expenses consisted of fees and expenses for services that are reasonably related to the performance of the audit and the review of our financial statements and that are not reported under "Audit Fees." These services relate principally to consultations regarding financial accounting and reporting matters and fees for access to certain online accounting reference applications.

(3) Tax fees and expenses consisted of fees and expenses for tax compliance (including tax return preparation), tax advice, tax planning and consultation services. Tax compliance services accounted for $50,000 and $79,003 of the total tax fees in fiscal 2012 and 2011, respectively.

Audit Committee's Pre-approval Policy and Procedures

Our Audit Committee has adopted policies and procedures for the pre-approval of audit and non-audit services for the purpose of maintaining the independence of our registered public accounting firm. We may not engage the independent registered public accounting firm to render any audit or non-audit service unless either the service is approved in advance by the Audit Committee or the engagement to render the service is entered into pursuant to the Audit Committee's pre-approval policies and procedures. From time to time, the Audit Committee may pre-approve services that are expected to be provided to Vistaprint by the independent registered public accounting firm during the following 12 months. Any such pre-approval is detailed as to the particular service or type of services to be provided and is also subject to a maximum dollar amount. At regularly scheduled meetings of the Audit Committee, management or the independent registered public accounting firm report to the Audit Committee regarding services actually provided to Vistaprint.

During fiscal 2012, no services were provided to Vistaprint by Ernst & Young LLP other than in accordance with the pre-approval policies and procedures described above.

PROPOSAL 11 — ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION

At the annual meeting, we are asking our shareholders to approve the compensation of our named executive officers, as described in the Compensation Discussion and Analysis, or CD&A, executive compensation tables, and accompanying narrative disclosures in this proxy statement. This is an advisory vote, meaning that this proposal is not binding on us, but our Compensation Committee values the opinions expressed by our shareholders and will carefully consider the outcome of the shareholder vote when making future compensation decisions for our named executive officers.

Please carefully read the CD&A section of this proxy statement, including the Executive Overview. As you cast your vote on this Proposal 11, we would like you to consider the following compensation program highlights, which are described in more detail in CD&A:

- In fiscal 2012, our Compensation Committee determined that it would be in the best interests of Vistaprint and our shareholders to revise our executive compensation program to increase the emphasis on Vistaprint's long-term performance and our new five-year growth strategy using our share price as the primary performance metric. To ensure that our revised compensation program would align with our shareholders' interests, we reached out to our eight largest non-management shareholders, who at that time beneficially owned approximately 67% of our outstanding ordinary shares, to seek their input on our revised executive compensation program. We then incorporated our shareholders' feedback into our executive compensation design.
- Based on our shareholder outreach process and compensation philosophy, we granted our named executive officers share options with an exercise price of $50.00, which is at least 33% higher than the fair market value of our ordinary shares on the grant dates. In addition, our Chief Executive Officer may not exercise his options unless our share price on NASDAQ is at least $75.00 on the exercise date.
- As a result of our shareholders' feedback in our 2011 "say on pay" vote, our Compensation Committee decided that, after August 1, 2012, we will no longer include excess parachute payment tax gross-up provisions in the executive retention agreements that we enter into with our future executives.
- We pay our executive officers based on Vistaprint's performance. For fiscal 2012, 98% of our Chief Executive Officer's total compensation and an average of 75% of our other executive officers' total compensation was at risk.

As required by Dutch law, we have a shareholder-approved Remuneration Policy that applies to our Management Board members, which you can find at *www.vistaprint.com*, and the compensation of our named executive officers is in accordance with the Remuneration Policy. This advisory vote on executive compensation does not amend the Remuneration Policy in any way.

In 2011, a majority of our shareholders voted to hold the advisory vote to approve our executive compensation on an annual basis. Therefore, we intend to put forth at each annual general meeting of shareholders an advisory vote on the compensation of our named executive officers for the immediately preceding fiscal year.

Our Management Board and Supervisory Board recommend that you vote FOR the approval of the compensation of our named executive officers, as described in this proxy statement.

OTHER MATTERS

Our Management Board and Supervisory Board do not know of any other matters that may come before the annual meeting. However, if any other matters are properly presented to the annual meeting, then, to the extent permitted by applicable law, the persons named as proxies may vote, or otherwise act, in accordance with their judgment on such matters.

INFORMATION ABOUT OUR SUPERVISORY DIRECTORS AND EXECUTIVE OFFICERS

Our Supervisory Board:

Our Supervisory Board currently consists of six independent, non-employee supervisory directors.

Nominee for Member of our Supervisory Board whose term expires at this 2012 Annual General Meeting:

MARK T. THOMAS, ***Director since November 2009***

Mr. Thomas, age 58, has served as a Founder and Partner of Monitor Clipper Partners, a middle market private equity firm, since December 1997 and also serves as member of Monitor Clipper Partners' Investment Committee and as a director of several of its portfolio companies. In addition, Mr. Thomas is a co-founder of Monitor Company Group LP, a global marketing and strategy consulting firm, where he has served in various leadership positions since 1983, most recently as a member of Monitor Company Group's Management Committee and chair of its Audit Committee. Mr. Thomas brings to the Supervisory Board his extensive strategy, investment and international business experience, which includes more than 20 years of building companies, serving on boards and providing advice to top executives on strategic matters.

Members of our Supervisory Board whose terms will expire at our 2013 Annual General Meeting:

JOHN J. GAVIN, Jr., ***Director since August 2006***

Mr. Gavin, age 57, served as Chief Financial Officer of BladeLogic, Inc., a provider of data center automation software, from January 2007 through June 2008, when it was acquired by BMC Software. Mr. Gavin also serves on the boards of Qlik Technologies Inc., a provider of business intelligence solutions; and BroadSoft, Inc., a global provider of residential and business Voice over IP applications. From April 2004 through December 2006, Mr. Gavin was Chief Financial Officer of Navisite, Inc., a provider of information technology hosting, outsourcing and professional services. From 2001 to 2005, Mr. Gavin was a member of the Board of Directors of Ascential Software, which was acquired by IBM in April 2005. From February 2000 through December 2001, Mr. Gavin served as the Senior Vice President and Chief Financial Officer of Cambridge Technology Partners, a consulting firm, which was acquired by Novell, Inc. Prior to his work at Cambridge Technology Partners, Mr. Gavin spent twelve years at Data General Corporation, a manufacturer of computing equipment that was acquired by EMC Corporation, including serving as Vice President and Chief Financial Officer. Mr. Gavin also spent ten years at Price Waterhouse LLP, an accounting firm, in various accounting and audit positions including as Senior Manager in charge of multi-national audits. From February 2009 until its sale in August 2012, Mr. Gavin also served as a member of the board of directors of Consona Corporation, a privately held provider of customer relationship management and enterprise resource planning software and services. Mr. Gavin brings to the Supervisory Board his extensive experience as chief financial officer of several growing companies, as well as ten years as an independent auditor. Mr. Gavin is a certified public accountant.

GEORGE M. OVERHOLSER, ***Director since July 2004***

Mr. Overholser, age 52, has served as Chief Executive Officer and Co-Founder of Third Sector Capital Partners, an investment bank for nonprofit organizations since September 2010. He was Founder and Managing Director of NFF Capital Partners, an investment banking firm for nonprofit organizations, from August 2004 to September 2010. Mr. Overholser was the founder of North Hill Ventures, a venture capital firm and served as its Senior Vice President from 1999 through June 2008. From 1994 to 1999, Mr. Overholser was Head of Strategy and New Business Development for Capital One Financial Corporation, a company specializing in consumer lending. Mr. Overholser brings to the Supervisory Board his extensive experience of leading companies through periods of hyper-growth, as both a board member and an executive.

Members of our Supervisory Board whose terms will expire at our 2014 Annual General Meeting:

LOUIS R. PAGE, ***Director since September 2000***

Mr. Page, age 46, has served as President and General Partner of Window to Wall Street, Inc., a venture capital firm, since October 1995. Mr. Page has served on Vistaprint's Board since 2000 and brings to the Supervisory Board his deep knowledge of Vistaprint and its business, culture and history. Mr. Page is a chartered financial analyst.

RICHARD T. RILEY, ***Director since February 2005 and Chairman of the Supervisory Board since August 2009***

Mr. Riley, age 56, served in various capacities at LoJack Corporation, a publicly traded corporation and provider of tracking and recovery systems, during the period from 2005 until 2012, including Chairman of the Board of Directors from November 2006 to May 2012; Chief Executive Officer from November 2006 to February 2008 and again from May 2010 to November 2011; and President, Chief Operating Officer and a director from February 2005 through November 2006. Mr. Riley also serves on the board of Dorman Products, Inc., a publicly traded corporation and supplier of original equipment automotive replacement parts. From 1997 through 2004, Mr. Riley held a variety of positions with New England Business Service, Inc., a publicly traded corporation and provider of products and services to small businesses, most recently serving as Chief Executive Officer, President, Chief Operating Officer and director. Mr. Riley brings to the Supervisory Board his extensive experience of leading companies as chief executive officer and board member.

Member of our Supervisory Board whose term will expire at our 2015 Annual General Meeting:

PETER GYENES, ***Director since February 2009***

Mr. Gyenes, age 67, has served as the Chairman of Sophos Plc, a global security software company, since May 2006. Mr. Gyenes served as Chairman and Chief Executive Officer of Ascential Software and its predecessor companies VMark Software, Ardent Software and Informix from 1996 until it was acquired by IBM in April 2005. Mr. Gyenes also serves on the boards of Pegasystems Inc., a provider of business process management software and services; Intralinks Holdings, Inc., a provider of shared document and information exchanges; and RealPage, Inc., a provider of property management software solutions for the multifamily industry. Mr. Gyenes previously served on the boards of Netezza Corporation, a provider of data warehouse appliances from February 2008 to November 2010 when it was acquired by IBM; Lawson Software, Inc., a provider of software and service solutions in the manufacturing, distribution, maintenance and service sector industries, from May 2006 to July 2011 when it was acquired by GGC Software Holdings, Inc.; Applix Inc., a provider of enterprise planning software that was acquired by Cognos and then IBM, from May 2000 to October 2007; BladeLogic Inc., a provider of data center automation software, from June 2006 to April 2008, when it was acquired by BMC Software; and webMethods Inc., a provider of software for process improvement that was acquired by Software AG, from May 2006 to May 2007. He is a trustee emeritus of the Massachusetts Technology Leadership Council. Mr. Gyenes brings to the Supervisory Board his broad experience in leading companies as chief executive officer and board member and his deep expertise on executive compensation matters through his service on several compensation committees.

Our Management Board and Executive Officers:

Our Management Board currently consists of four of our executive officers, and we are asking our shareholders to elect Hauke Hansen, our Senior Vice President and Chief Manufacturing Officer and a Vistaprint executive officer, to our Management Board at this 2012 annual general meeting. All members of our Management Board serve for four-year terms.

ROBERT S. KEANE, ***President, Chief Executive Officer, and Chairman of the Management Board***

Mr. Keane, age 49, is the founder of Vistaprint and has served as our President and Chief Executive Officer since he founded Vistaprint in January 1995. Mr. Keane served as the Chairman of our Board of Directors from January 1995 to August 2009 and was appointed Chairman of the Management Board in September 2009. From 1988 to 1994, Mr. Keane was an executive at Flex-Key Corporation, an OEM manufacturer of keyboards, displays and retail kiosks used for desktop publishing, most recently as General Manager. Mr. Keane earned his Bachelor of Arts in economics from Harvard College in 1985 and his Masters of Business Administration from INSEAD in Fontainebleau, France in 1994. Mr. Keane's term as a member of our Management Board expires at our 2013 annual general meeting.

KATRYN "TRYNKA" BLAKE (née Shineman), ***Executive Vice President, Global Marketing and Chief Customer Officer***

Ms. Blake, age 38, has served as Executive Vice President, Global Marketing since July 2012 and as Chief Customer Officer since June 2011. Prior to assuming her current roles, Ms. Blake served as President of Vistaprint's North American business unit from November 2010 to June 2012, as Chief Marketing Officer of our North American business unit from April 2008 to November 2010, and in a variety of marketing positions since joining Vistaprint in March 2004 as Director, Marketing. Before joining Vistaprint, she served as a director and senior manager for PreVision Marketing since 1996. Ms. Blake holds a Bachelor of Arts in psychology from Cornell University and a Masters of Business Administration degree from Columbia Business School. Ms. Blake's term as a member of our Management Board expires at our 2015 annual general meeting.

DONALD NELSON, ***Executive Vice President, Capabilities and Chief Information Officer***

Mr. Nelson, age 44, has served as our Executive Vice President, Capabilities since July 2012 and as our Chief Information Officer since May 2008. Mr. Nelson previously served as Senior Vice President of Capabilities Development from July 2006. Prior to joining Vistaprint, Mr. Nelson served as Chief Information Officer at Sapient, where he started in 1993 as a software engineer, then later as vice president before assuming the role of Chief Information Officer in 2001. Mr. Nelson received a Bachelor of Science in Computer Science from Gordon College. Mr. Nelson's term as a member of our Management Board expires at our 2015 annual general meeting.

ERNST J. TEUNISSEN, ***Executive Vice President and Chief Financial Officer***

Mr. Teunissen, age 46, has served as our Executive Vice President and Chief Financial Officer since March 2011. From October 2009 through February 2011, Mr. Teunissen served as our Vice President of Strategy. Before joining Vistaprint, Mr. Teunissen was a founder and director of two corporate finance and management consulting firms: Manifold Partners from May 2007 through September 2009 and ThreeStone Ventures Limited from June 2003 through September 2009. From August 1999 to February 2003, Mr. Teunissen served as an executive director in Morgan Stanley's Investment Banking Division in London. From February 1997 to July 1999, he was a senior associate director in Deutsche Bank's Investment Banking Division in London and Singapore. Mr. Teunissen holds a Master of Business Administration degree from the University of Oregon and a Bachelor of Business Administration from Nijenrode University, The Netherlands School of Business. Mr. Teunissen's term as a member of our Management Board expires at our 2015 annual general meeting.

Candidate for election to the Management Board at this 2012 annual general meeting:

HAUKE HANSEN, ***Senior Vice President and Chief Manufacturing Officer***

Dr. Hansen, age 44, has served as our Senior Vice President, Manufacturing and Supply Chain and Chief Manufacturing Officer since July 2012. Prior to his current role, Dr. Hansen led our Manufacturing and Supply Chain Capabilities organization since May 2011 and was promoted to Senior Vice President in January 2012. He joined Vistaprint in May 2010 as Vice President European Print Operations and Plant Director of Vistaprint's Venlo production plant, serving in these roles until April 2011. Prior to joining Vistaprint, Dr. Hansen worked at ASML since January 2007 where he served as Senior Director for Build Operations, Manufacturing Engineering, Quality, New Product Introductions, and Industrial Engineering. In July 2000 he was an Associate of McKinsey's Duesseldorf Office and had become an Associate Principal by the time he left at the end of 2006. Dr. Hansen received a Ph.D. rer. nat. from the University of Konstanz in Physics. He is an officer of reserve of the German Navy and authored a book on Capex Excellence in 2009.

There are no family relationships among any of the supervisory directors and executive officers of Vistaprint. No arrangements or understandings exist between any supervisory director or any person nominated for appointment as a supervisory director and any other person pursuant to which such person is to be selected as a supervisory director or nominee for appointment as a supervisory director.

CORPORATE GOVERNANCE

Board Structure

We have a two-tiered board structure consisting of a Supervisory Board and a Management Board. The Supervisory Board consists of our independent, non-employee supervisory directors, and the Management Board consists of managing directors who are also our executive officers. The principal responsibility of the members of the Supervisory Board is to oversee the Management Board and its management of Vistaprint and, in so doing, serve the best interests of Vistaprint and its stakeholders. The Supervisory Board is accountable to our shareholders. The principal responsibility of the members of the Management Board is to manage Vistaprint, which means, among other things, that it is responsible for implementing Vistaprint's goals and strategy, managing Vistaprint's associated risk profile, operating Vistaprint's business on a day-to-day basis and addressing corporate social responsibility issues that are relevant to the enterprise. The Management Board is accountable to the Supervisory Board and to our shareholders.

Each of our Supervisory Board and Management Board has its own chairman. The Chairman of our Supervisory Board is Mr. Riley, an independent, non-employee supervisory director, and the Chairman of our Management Board is Mr. Keane, who is also our Chief Executive Officer and President.

Governance Guidelines

We believe that good corporate governance is important to ensure that Vistaprint is managed for the long-term benefit of our stakeholders, including but not limited to our shareholders. The Management Board and Supervisory Board have adopted Rules to assist each Board in the exercise of its duties and responsibilities and to serve the best interests of Vistaprint and our stakeholders. The Rules for each Board provide a framework for the conduct of each Board's business.

Among other things, the Rules for the Supervisory Board provide that:

- a majority of the members of the Supervisory Board must be independent directors, except as permitted by NASDAQ rules;
- the independent supervisory directors must meet at least twice a year in executive session;
- supervisory directors have full and free access to management and employees and, as necessary and appropriate, to hire and consult with independent advisors;
- all supervisory directors are expected to participate in a mandatory orientation program and continuing director education on an ongoing basis; and
- at least annually the Nominating and Corporate Governance Committee is required to oversee a self-evaluation of the Supervisory Board to determine whether the Supervisory Board and its committees are functioning effectively.

Among other things, the Rules for the Management Board provide that:

- the Management Board is responsible for managing Vistaprint, including implementing Vistaprint's aims and strategy, managing risks, operating the business on a day-to-day basis, and addressing corporate social responsibilities that are relevant to the enterprise;
- the Management Board is responsible for determining that effective systems are in place for the periodic and timely reporting to the Supervisory Board on important matters concerning Vistaprint and its subsidiaries; and
- at least annually the Supervisory Board is required to conduct an evaluation of the Management Board to determine whether the Management Board is functioning effectively.

You can find our Rules for the Supervisory Board, our Rules for the Management Board, our Code of Business Conduct and Ethics, our current articles of association, and the current charters for our Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee at *www.vistaprint.com* or by writing to:

Investor Relations
c/o Vistaprint USA, Incorporated
95 Hayden Avenue
Lexington, MA 02421
USA
Email: ir@vistaprint.com

In addition, the Dutch Corporate Governance Code, or Dutch Code, applies to Vistaprint. The Dutch Code emphasizes the principles of integrity, transparency, and accountability as the primary means of achieving good corporate governance. The Dutch Code includes certain principles of good corporate governance, supported by "best practice" provisions, and our Management Board and Supervisory Board agree with the fundamental principles of the Dutch Code. However, as a company whose ordinary shares are traded on NASDAQ, we are also subject to the corporate governance rules of the NASDAQ Stock Market and U.S. securities laws, and we may also choose to follow certain market practices that are common for NASDAQ-traded companies. Some of the U.S. corporate governance rules and market practices that we are required to or choose to follow conflict, in whole or in part, with the best practice provisions of the Dutch Code. As a result, we do not apply some of the Dutch best practice provisions. In accordance with the Dutch Code's compliance principle of "apply or explain," which permits Dutch companies to be fully compliant with the Dutch Code either by applying the Dutch best practices or by explaining why the company has chosen not to apply certain of the best practices, we are disclosing in our Dutch annual report that accompanies our Annual Accounts to what extent we do not apply provisions of the Dutch Code, together with the reasons for those deviations.

Code of Business Conduct and Ethics

We have adopted a written code of business conduct and ethics that applies to our supervisory directors, officers, and employees, a current copy of which is posted on our website, *www.vistaprint.com*. In addition, we intend to post on our website all disclosures that are required by law or NASDAQ stock market listing standards concerning any amendments to, or waivers from, any provision of the code.

Determination of Independence

Under NASDAQ rules, supervisory directors only qualify as "independent directors" if, in the opinion of our Supervisory Board, they do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a supervisory director. The Supervisory Board has determined that none of its members has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a supervisory director and that all of its members are "independent directors" as defined under NASDAQ's Marketplace Rules.

In addition, our supervisory directors satisfy the criteria for independence under the Dutch Code.

Oversight of Risk

Under the Rules for the Supervisory Board, our Supervisory Board is responsible for reviewing the integrity of our internal control and management information systems, the main risks of our business, and the design and effectiveness of our internal risk management and control systems. As set forth in its charter, our Audit Committee assists the Supervisory Board in its review and oversight of risk by reviewing our policies with respect to risk assessment and risk management, including the guidelines and policies that govern the process by which our exposure to risk is handled. The Supervisory Board and Audit Committee regularly discuss with management our major risk exposures, their potential impact on Vistaprint, and the steps we take to manage them.

In addition, based on an internal risk assessment, we believe that any risks arising from our compensation programs for our employees are not reasonably likely to have a material adverse effect on Vistaprint.

Supervisory Director Nomination Process

The process followed by our Nominating and Corporate Governance Committee to identify and evaluate candidates for members of our Supervisory Board includes requests to supervisory directors and others for recommendations, meetings from time to time to evaluate biographical information and background material relating to potential candidates, and interviews of selected candidates by members of the Nominating and Corporate Governance Committee and the Supervisory Board.

In considering whether to recommend any particular candidate for inclusion in the Supervisory Board's slate of nominees, the Nominating and Corporate Governance Committee applies, among other things, the criteria for nominating supervisory directors set forth as an attachment to the Rules for the Supervisory Board. These criteria include among others the candidate's integrity, business acumen, knowledge of our business and industry, experience, diligence, absence of any conflicts of interest, and ability to act in the interests of all of Vistaprint's stakeholders. In addition, the Rules for the Supervisory Board specify that nominees shall not be discriminated against on the basis of race, religion, national origin, sex, sexual orientation, disability, or any other basis proscribed by law and that the Nominating and Corporate Governance Committee and Supervisory Board should consider the value of diversity on the Supervisory Board. The Nominating and Corporate Governance Committee does not assign specific weights to particular criteria, and no particular criterion other than integrity and good character is a prerequisite for each prospective nominee.

We believe that the backgrounds and qualifications of our supervisory directors, considered as a group, should provide a composite mix of experience, knowledge and abilities that will allow the Supervisory Board to fulfill its responsibilities. Accordingly, the Nominating and Corporate Governance Committee seeks nominees with a broad diversity of experience, professions, skills and backgrounds.

Shareholders may recommend individuals to the Nominating and Corporate Governance Committee for consideration as potential candidates for the Supervisory Board by submitting their names, together with appropriate biographical information and background materials and a statement as to whether the shareholder or group of shareholders making the recommendation has beneficially owned more than 5% of our ordinary shares for at least a year as of the date such recommendation is made, to Nominating and Corporate Governance Committee, c/o Corporate Secretary, Vistaprint N.V., Hudsonweg 8, 5928 LW Venlo, the Netherlands, with a copy to Chief Legal Officer, Vistaprint USA, Incorporated, 95 Hayden Avenue, Lexington, MA 02421 USA. If appropriate biographical and background material has been provided on a timely basis, the Nominating and Corporate Governance Committee will evaluate shareholder-recommended candidates by following substantially the same process, and applying substantially the same criteria, as it follows for candidates submitted by others.

If the Supervisory Board does not submit a binding nomination for a supervisory director position, then the shareholders represented at the general meeting may select a nominee. The shareholders may appoint such a nominee as a member of the Supervisory Board by the vote of at least two thirds of the votes cast at the meeting representing more than half of our share capital.

Supervisory Board Meetings and Committees

During fiscal 2012, our Supervisory Board met four times, and each of our supervisory directors attended 100% of the total number of meetings of the Supervisory Board and the committees of which such director was a member during the period of time he served on such committee. In addition, it is our policy that one or more of our supervisory directors should attend annual general meetings of shareholders to the extent practicable. All of our supervisory directors attended our 2011 annual general meeting of shareholders.

The Supervisory Board has standing Audit, Compensation, and Nominating and Corporate Governance Committees. Each committee has a charter that has been approved by the Supervisory Board. The Audit Committee must review the appropriateness of its charter at least annually, and the Compensation and Nominating and Corporate Governance Committees review their respective charters from time to time as they deem appropriate. Each committee must perform a self-evaluation at least annually. All members of all committees are non-employee supervisory directors, and the Supervisory Board has determined that all of the members of our three standing committees are independent as defined under NASDAQ's Marketplace Rules.

Audit Committee

The current members of our Audit Committee are Messrs. Gavin (Chair), Page, and Riley. Our Supervisory Board has determined that Mr. Gavin qualifies as an "audit committee financial expert" under SEC rules, and all three Audit Committee members meet the SEC's independence criteria for audit committee members. The Audit Committee's responsibilities include:

- retaining our independent registered public accounting firm, subject to shareholder ratification and approval;
- approving the compensation of, and assessing (or recommending that the Supervisory Board assess) the independence of, our registered public accounting firm;
- overseeing the work of our independent registered public accounting firm, including the receipt and consideration of certain reports from the firm;
- coordinating the Supervisory Board's oversight of our internal control over financial reporting, disclosure controls and procedures and code of business conduct and ethics;
- overseeing our internal audit function;
- establishing procedures for the receipt, retention and treatment of accounting-related complaints and concerns;
- reviewing and approving any related party transactions;
- meeting independently with our independent registered public accounting firm and management; and
- preparing the Audit Committee report included in this proxy statement.

The Audit Committee met nine times during fiscal 2012.

Compensation Committee

The current members of the Compensation Committee are Messrs. Overholser (Chair), Gyenes, and Page. The Compensation Committee's responsibilities include:

- reviewing and approving, or making recommendations to the Supervisory Board with respect to, the compensation of our Chief Executive Officer and our other executive officers;
- overseeing and coordinating the evaluation of our Chief Executive Officer;
- overseeing and administering our cash and equity incentive plans;
- reviewing and making recommendations to the Supervisory Board with respect to supervisory director compensation;
- reviewing and discussing with management the Compensation Discussion and Analysis section of the proxy statement and considering whether to recommend to the Supervisory Board that the Compensation Discussion and Analysis be included in the proxy statement; and
- preparing the Compensation Committee report included in this proxy statement.

The Compensation Committee met four times during fiscal 2012.

Nominating and Corporate Governance Committee

The current members of the Nominating and Corporate Governance Committee are Messrs. Riley (Chair), Gyenes, and Thomas. The responsibilities of the Nominating and Corporate Governance Committee include:

- identifying individuals qualified to become Supervisory Board members;
- recommending to the Supervisory Board the persons to be nominated for appointment as members of the Supervisory Board and the Management Board and to each of the Supervisory Board's committees;

- overseeing an annual review by the Supervisory Board with respect to succession planning for the Chief Executive Officer and other executive officers;
- overseeing an annual evaluation of the Supervisory Board, the Management Board and all committees of the Supervisory Board to determine whether each is functioning effectively; and
- reviewing and assessing the adequacy of the Rules of the Supervisory Board and of the Management Board.

The Nominating and Corporate Governance Committee met four times during fiscal 2012.

Report of the Audit Committee

The Audit Committee has reviewed Vistaprint's audited financial statements for the fiscal year ended June 30, 2012 and has discussed these financial statements with Vistaprint's management and Ernst & Young LLP, our independent registered public accounting firm.

The Audit Committee has also received from, and discussed with, Ernst & Young LLP various communications that Ernst & Young is required to provide to the Audit Committee, including the matters required to be discussed by AICPA, Professional Standards, Vol. 1, AU section 380, as adopted by the Public Company Accounting Oversight Board, or PCAOB in Rule 3200T.

Ernst & Young LLP also provided the Audit Committee with the written disclosures and the letter required by PCAOB Rule 3526 (Communicating with Audit Committees Concerning Independence), as modified or supplemented. The Audit Committee has discussed with the independent registered public accounting firm its independence from Vistaprint. The Audit Committee also considered whether the provision of other, non-audit related services referred to under the heading "Independent Registered Public Accounting Firm Fees and Other Matters" under Proposal 8 is compatible with maintaining the independence of our registered public accounting firm.

Based on its discussions with, and its review of the representations and information provided by, management and Ernst & Young LLP, the Audit Committee recommended to the Supervisory Board that the audited financial statements be included in Vistaprint's Annual Report on Form 10-K for the fiscal year ended June 30, 2012. The Audit Committee and Supervisory Board also have selected, subject to appointment by the shareholders, Ernst & Young LLP as Vistaprint's independent registered public accounting firm for the fiscal year ending June 30, 2013.

This Audit Committee Report is not incorporated by reference to any of our previous or future filings with the SEC, unless any such filing explicitly incorporates this Report.

Audit Committee of the Supervisory Board
John J. Gavin, Jr., *Chairman*
Louis R. Page
Richard T. Riley

Certain Relationships and Related Transactions

Policies and Procedures for Related Party Transactions

We have a written related person transaction policy that sets forth the policies and procedures for the review and approval or ratification of related person transactions. This policy covers any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which we are a participant, the amount involved exceeds $25,000, and a related person has a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness, and employment by us of a related person. A related person is any person who is or was a member of our Management Board or Supervisory Board at any time since the beginning of our most recently completed fiscal year, the beneficial holder of more than 5% of any class of our voting securities, or an immediate family member of anyone described in this sentence.

All related person transactions that we propose to enter into must be reported to our Chief Legal Officer (CLO) or Chief Accounting Officer (CAO), and whenever practicable, our Audit Committee will review and approve the proposed transaction in accordance with our policy before the transaction becomes effective or is consummated. If our CLO and CAO determine that advanced approval of a related person transaction is not practicable under the circumstances, then our Audit Committee will review and, in its discretion, may ratify the related person transaction at the next meeting of the Audit Committee, or at the next meeting after the date that the related person transaction comes to the attention of our CLO or CAO. Our CLO and CAO may also present a related person transaction that arises between Audit Committee meetings to the Audit Committee chair, who will review and may approve the related person transaction, subject to ratification by the full Audit Committee at its next meeting.

In addition, the Audit Committee will review annually any previously approved or otherwise already existing related person transaction that is ongoing in nature to ensure that such related person transaction has been conducted in accordance with the Audit Committee's previous approval, if any, and that all required disclosures regarding the related person transaction are made.

When considering a proposed related person transaction, the Audit Committee will review and consider, to the extent appropriate for the circumstances:

- the related person's interest in the related person transaction;
- the approximate dollar value of the amount involved in the related person transaction;
- the approximate dollar value of the amount of the related person's interest in the transaction without regard to the amount of any profit or loss;
- whether the transaction was undertaken in the ordinary course of business;
- whether the transaction with the related person is entered into on terms no less favorable to us than terms that could have been reached with an unrelated third party;
- the purpose of, and the potential benefits to us of, the transaction; and
- any other information regarding the related person transaction or the related person that would be material to investors in light of the circumstances of the particular transaction.

The Audit Committee will review all relevant information available to it about the related person transaction. The Audit Committee may approve or ratify the related person transaction only if the Committee determines that, under all of the circumstances, the transaction is in or is not inconsistent with our best interests. The Committee may, in its sole discretion, impose conditions as it deems appropriate on us or the related person in connection with approval of the related person transaction.

In addition, under Dutch law, any member of our Supervisory Board or Management Board who has a conflict of interest is required to disclose that conflict to the Chairman of the Supervisory Board and to abstain from voting on any resolution involving, or participating in any board discussion of, the conflict.

Related Party Transaction

During fiscal 2012, there was one related party transaction, as defined under SEC rules: Katryn Blake's brother-in-law has been an employee of Vistaprint since 2007, and he received cash compensation of approximately $155,717 for fiscal 2012. The Audit Committee reviewed the transaction and concluded that it was not inconsistent with our best interests and did not constitute a conflict of interest.

Communicating with the Supervisory Board

Our Supervisory Board will give appropriate attention to written communications that are submitted by shareholders, and will respond if and as appropriate. The chair of the Nominating and Corporate Governance Committee, with the assistance of Vistaprint's Chief Legal Officer, is primarily responsible for monitoring communications from shareholders and for providing copies or summaries to the other supervisory directors as its members consider appropriate.

The chair of the Nominating and Corporate Governance Committee will forward communications to all supervisory directors if the communications relate to substantive matters and include suggestions or comments that he considers to be important for the supervisory directors to know. In general, the chair is more likely to forward communications relating to corporate governance and corporate strategy than communications relating to ordinary business affairs, personal grievances, and matters as to which Vistaprint may receive repetitive or duplicative communications.

Shareholders who wish to send communications on any topic to our Supervisory Board should address such communications to:

Supervisory Board
c/o Corporate Secretary
Vistaprint N.V.
Hudsonweg 8
5928 LW Venlo
The Netherlands

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Executive Overview

Our success depends on our ability to attract and retain top talent in a competitive marketplace, and to motivate that talent to achieve outstanding short- and long-term performance. Accordingly, our Compensation Committee, which oversees the compensation program of our executive officers, designed an executive compensation program that is intended to:

- provide an overall level of compensation that is competitive with the compensation levels of companies of similar size, complexity, revenue, and growth potential to Vistaprint;
- reflect the desired caliber, level of experience, and performance of our executive team; and
- pay commensurate with Vistaprint's performance, with total compensation weighted heavily toward performance-based compensation that is tied to operating or stock performance.

Redesign of our long-term compensation program. Based on our pay-for-performance compensation philosophy, feedback from the Committee's independent compensation consultant (Towers Watson), and our shareholders' suggestions from the outreach process described below, the Compensation Committee redesigned the long-term incentive component of our executive compensation program in late fiscal 2012. As a result of this redesign, we granted to our executive officers multi-year, premium-priced share options designed to increase the emphasis on Vistaprint's long-term performance and our new five-year growth strategy using share price as the primary performance metric, and we did not grant any long-term cash incentive awards to our executive officers for fiscal 2013. The premium-priced share options have the following features, which the Compensation Committee believes provide strong alignment of performance-based compensation with long-term shareholder value creation, significant downside risk for the executives if Vistaprint performs poorly, and significant upside potential if Vistaprint performs well:

- The options have an exercise price of $50.00 per share, which was at least 33% higher than the closing price of Vistaprint's ordinary shares on NASDAQ on the grant dates. The Compensation Committee chose this exercise price in part because it is higher than the highest of the three-, six-, and twelve-month trailing averages of Vistaprint's share price on NASDAQ as of the July 28, 2011 public announcement of our five-year growth strategy. This premium exercise price ensures that Vistaprint's executives do not realize returns on these awards until the effectiveness of our five-year strategy is reflected by our share price being higher than those three-, six-, and twelve-month trailing averages.
- Robert Keane, our Chief Executive Officer, has an additional share price hurdle before he can realize any returns from his premium-priced options, which is that, in addition to the vesting schedule described

below, he can exercise his options only on dates when the high price per share of Vistaprint's ordinary shares on NASDAQ is at least $75.00, representing a 50% or greater shareholder return above Vistaprint's share price before the July 28, 2011 strategy announcement.

- To emphasize long-term performance, the options vest over seven years. They have an eight-year term.
- The aggregate value of Mr. Keane's options granted in May and August 2012 represents the total approximate value of all long-term incentive awards of any kind that Vistaprint would have granted to Mr. Keane over a four-year period, and our Supervisory Board has passed resolutions that Vistaprint shall not grant any additional long-term incentive award in any form (including equity or long-term cash awards) to Mr. Keane until fiscal 2016 at the earliest.
- The value of the option granted to each of our other executive officers represents the total approximate value of all traditional share options that Vistaprint would have granted to each executive officer over a four-year period, and our Supervisory Board has passed resolutions that Vistaprint shall not grant any additional share options to our current executive officers until fiscal 2016 at the earliest.

Shareholder engagement. As part of the executive compensation redesign process described above, at the direction of our Compensation Committee, we reached out in two stages to our eight largest non-management shareholders, who at that time beneficially owned approximately 67% of our outstanding ordinary shares, to seek their feedback on our executive compensation program. First, we sought our shareholders' thoughts and suggestions on overall executive compensation design. The two primary themes that emerged from these initial discussions were that the shareholders that responded to our request for feedback unanimously wanted a compensation program based on Vistaprint's performance and that, while different shareholders suggested a number of different metrics for measuring performance, the most commonly suggested metric was total shareholder return. Once our Compensation Committee had decided on a draft executive compensation design featuring multi-year, premium-priced share options, as described above, we reached out to the same shareholders a second time to seek their input on that design. All of the shareholders who gave us input were supportive of our proposed design.

Discontinuation of certain pay practices. At our Annual General Meeting of Shareholders held on November 3, 2011, our shareholders voted in favor of our executive compensation program for fiscal 2011 by a slim margin, with 50.4% of votes cast in favor of the compensation program. We believe that the primary reason for this low level of majority support for our 2011 executive compensation program was the dissatisfaction of a proxy advisory firm and some of our major shareholders with our practice of including excess parachute payment tax gross-up provisions in the executive retention agreements we enter into with our executives, which the proxy advisor and some of our shareholders consider to be a problematic pay practice. Accordingly, our Compensation Committee decided that, after August 1, 2012, we will no longer include such tax gross-up provisions in the executive retention agreements that we enter into with our future executives.

Pay for performance. The total compensation package for our executive officers is weighted heavily toward compensation based on Vistaprint's operating and share price performance. For fiscal 2012, our Chief Executive Officer had 98% of his total compensation at risk through our annual and long-term cash and equity incentive programs. Our other executive officers had an average of 75% of their total compensation at risk for fiscal 2012. Our annual and long-term cash incentive programs are dependent on Vistaprint's revenue and earnings per share performance, while our equity incentive programs are dependent on the performance of our share price. Attainment of the annual and long-term cash incentives are based on financial goals that the Compensation Committee believes are highly challenging, but achievable.

After we announced our new five-year growth strategy in July 2011, our share priced declined, which may result in a lower total shareholder return for Vistaprint as compared to some of our peers. We believe that by setting the exercise price of our executives' premium-priced share options at $50.00 per share, which is higher than the highest of the three-, six-, and twelve-month trailing averages of Vistaprint's share price as of the date of the strategy announcement, we have further aligned our executive officers' interests with those of our shareholders through share price appreciation and future total shareholder return.

Compensation Committee Approach

In determining the compensation of our executive officers, our Compensation Committee takes into account the analysis and recommendations of the Committee's independent compensation consultant (currently Towers Watson), data from the "primary" comparison peer group described below, and detailed tally sheets summarizing our executive officers' current and historical compensation. The Compensation Committee generally seeks to pay our executives total compensation (including base salary, annual cash incentive, and long-term incentive awards) at the 75th percentile of our primary peer group for extraordinary performance and then applies its own discretion to take into account any other factors it may deem relevant in any given fiscal year, such as general economic conditions, the internal equity of compensation among our executives, each executive's experience and role, and individual performance. The Committee does not assign specific weights to particular factors but considers them together in determining compensation. The Committee also reviews forecasts of compensation trends that may be applicable to us in the future using a second "aspirational" comparison peer group that assumes annual revenues, industry, growth rates, and market capitalizations comparable to Vistaprint in the future if Vistaprint were to achieve its current business objectives.

With Towers Watson's assistance, our Compensation Committee has developed a "primary" comparison peer group consisting of publicly traded firms that have characteristics that are currently comparable to Vistaprint or comparable to where Vistaprint expects to be in the near future: High growth, annual revenue in the range of $975.0 million to $2.6 billion, in the same general industry as Vistaprint, and market capitalization between $1.1 billion and $3.0 billion. Each year, the Compensation Committee updates the peer group selection criteria and the members of the primary peer group to add new companies that meet the criteria and remove companies that no longer meet the criteria or that are acquired or cease doing business. For fiscal 2012, the primary peer group consisted of the following 22 companies:

Cadence Design Systems Inc.
Compuware Corporation
CoreLogic, Inc.
Deluxe Corporation
DST Systems Inc.
Equinix, Inc.
Genpact Ltd.
Global Payments Inc.
IAC/InterActiveCorp.
Jack Henry & Associates Inc.
Lender Processing Services, Inc.
Monster Worldwide, Inc.
Open Text Corp.
Parametric Technology Corporation
Quest Software Inc.
Rackspace Hosting, Inc.
Sohu.com Inc.
Solera Holdings Inc.
Tibco Software, Inc.
Total System Services, Inc.
VeriFone Systems, Inc.
Zebra Technologies Corporation

The Compensation Committee engages independent compensation consultants and manages the relationship with these firms. During fiscal 2012, the Committee engaged Towers Watson to provide the compensation consulting services described below, and Towers Watson did not provide any other services to Vistaprint besides compensation consulting services:

- Competitive analysis and recommendations to the Compensation Committee with respect to the compensation of our executive officers;
- Competitive analysis and recommendations to our Compensation Committee and Chief Executive Officer with respect to the compensation of members of our senior management team who are not executive officers;
- Review of and feedback on our proposed executive compensation design featuring premium-priced share options; and
- Detailed equity utilization analysis comparing the number of shares that Vistaprint grants per year pursuant to equity compensation awards and the number of shares subject to outstanding equity compensation awards and available for grant under our equity compensation plans with both our primary and aspirational peer groups, to assist the Compensation Committee in setting our practices of granting equity to our employees.

Compensation Components for Executives

The principal elements of our compensation program for our executive officers are the following:

- Base salary
- Annual cash incentive awards, which reward executives based on Vistaprint's achievement of shorter term financial performance goals for the current fiscal year
- Long-term incentive awards, which may include long-term cash incentives, share options, and restricted share units, which reward executives based on Vistaprint's achievement of longer term financial objectives and the creation of value for our shareholders as reflected in our share price
- Standard health and welfare benefits that are applicable to all of our employees in each executive's geographic location
- Expatriate benefits for our executives who are assigned to work in geographic locations outside of their home countries

In addition, we have severance and change in control arrangements with our executives.

Under our pay-for-performance philosophy, the compensation of our employees at higher levels in the organization is generally more heavily weighted towards variable compensation based on our performance, and base salary generally accounts for a smaller portion of these employees' total compensation packages. Conversely, employees at lower levels in the organization generally receive more of their compensation in the form of base salary and less in the form of variable compensation. In accordance with this philosophy, the Compensation Committee generally seeks to allocate the compensation of our executive officers as follows:

- Base salary of Mr. Keane, our Chief Executive Officer, at the 25th percentile of our primary peer group
- Base salaries of our other executive officers at the 35th percentile of our primary peer group
- Annual cash compensation (base salary and annual cash incentive) of all executive officers including Mr. Keane at the 50th percentile of our primary peer group
- Total compensation (base salary, annual cash incentive, and long-term incentive awards) of all executive officers including Mr. Keane at the 75th percentile of our primary peer group

Base Salary

The Compensation Committee determined the fiscal 2012 base salaries of our named executive officers as follows:

- Mr. Keane's base salary had not increased during the previous two fiscal years (and in fact decreased from fiscal 2010 to fiscal 2011), during which time Vistaprint's business grew significantly, resulting in the inclusion of larger comparable companies in our primary compensation peer group for fiscal 2012. Accordingly, the Compensation Committee determined that Mr. Keane's base salary was significantly below the 25th percentile of our primary peer group and increased his base salary for fiscal 2012 by approximately 50% to bring it up to the 25th percentile.
- The base salaries that our other executive officers received in fiscal 2012 increased modestly from fiscal 2011, by 2–5%, to maintain their salaries at the 35th percentile of our primary peer group.

You can find more information on our named executive officers' salaries in the Summary Compensation Table below.

Annual Cash Incentive Awards

The Compensation Committee grants annual cash incentive awards to our executive officers to provide an incentive to executives to achieve financial goals that are tied to the current fiscal year. For fiscal 2012, the Compensation Committee based the annual cash incentives 50% on Vistaprint's achievement of full-year constant currency revenue goals and 50% on Vistaprint's achievement of full-year earnings per share, or EPS, goals determined by the Compensation Committee based on our annual budget approved by the Supervisory Board.

The Compensation Committee believes these goals are highly challenging but achievable. For purposes of calculating these annual incentives, the Compensation Committee defines "constant currency revenue" as consolidated net revenue for Vistaprint and its subsidiaries for the fiscal year, adjusted to use the same currency exchange rates as set forth in Vistaprint's budget for the fiscal year. "Earnings per share" is defined as earnings per share on a diluted basis for the results of Vistaprint's operations on a consolidated basis for the fiscal year, calculated in accordance with U.S. generally accepted accounting principles with some exclusions for income or expenses relating to certain specific events that the Committee believes would introduce inaccurate reflections of management-driven performance. In connection with Vistaprint's acquisition of Webs, Inc. in December 2011, the Committee amended the fiscal 2012 annual cash incentive awards by revising the EPS calculation to exclude certain charges and expenses relating to the acquisition and integration of Webs which resulted in an adjusted EPS that was $0.10 higher than Vistaprint's U.S. GAAP EPS for fiscal 2012.

As set forth in the fiscal 2012 annual award agreements with our executive officers, the calculation of the actual amount to be paid for the annual cash incentives was as follows:

- The annual incentive payout was a percentage of the fiscal 2012 target award for each executive, listed in the table below, where the payout percentage equals (0.5 X Revenue Target Percentage$^{\wedge 0.5}$ + 0.5 X EPS Target Percentage$^{\wedge 0.5}$)$^{\wedge 19.2}$. The Revenue Target Percentage and EPS Target Percentage were calculated by dividing the actual amounts for the fiscal year by the goals determined by the Compensation Committee.
- If either Vistaprint's actual constant currency revenue or actual EPS for fiscal 2012 were less than 90% of the goal, then the total annual cash incentive payout would be zero even if the other goal were achieved.
- The fiscal 2012 payout percentage was capped at a maximum of 250%.

Fiscal 2012 Annual Cash Incentives

For fiscal 2012, Vistaprint achieved constant currency revenue of $1.041 billion and adjusted EPS of $1.23, as compared to our constant currency revenue goal of $1.029 billion and EPS goal of $1.17 to $1.23 (calculated using $1.20 as the target). Although this level of achievement would have yielded a payout percentage of 119.8% of the executives' targets in accordance with the formula set forth above, the Compensation Committee believed that the executives had not earned an above-target payout for fiscal 2012 because the 101.1% achievement of the revenue goal included revenue from businesses we had acquired during the fiscal year and without that additional revenue, Vistaprint would not have achieved the revenue goal. Accordingly, the Compensation Committee used its right of negative discretion to reduce the payout percentage to 100% of the executives' target levels.

The following table sets forth the target and actual annual cash incentives for our named executive officers for fiscal 2012:

Name	Target Annual Incentive ($)	Actual Annual Incentive Paid ($)
Robert S. Keane	€603,000	€603,000
Katryn Blake	$270,000	$270,000
Donald R. Nelson	$180,000	$180,000
Nicholas Ruotolo	$270,000	$270,000
Ernst J. Teunissen	€210,000	€210,000

Long-Term Incentive Program

Our long-term incentive program is designed to focus our executives and employees on long-term performance and value creation for the company and our shareholders. The Compensation Committee, with recommendations from our independent compensation consultant, determines the mix among our three long-term incentive vehicles — which may include share options, restricted share units, and long-term cash incentives — for our executives and employees.

Share Options and Restricted Share Units for Executives

The Compensation Committee believes that granting equity awards is an effective way to motivate our executives to manage the company in a manner that is consistent with the long-term interests of both the company and our shareholders, with equity awards generating returns for our executives and employees as our share price increases. Our share options and restricted share units also provide us with an important retention tool, as the equity grants vest over a multiple-year period only if the executive continues to be employed by us on each vest date.

In fiscal 2012, we granted restricted share units to all of our executive officers other than Robert Keane. The restricted share units vest over four years, and each unit that vests is automatically converted into an ordinary share of Vistaprint on a one-to-one basis.

In fiscal 2012 as part of the redesign of our long-term executive compensation program described in the Executive Overview section of this CD&A, our Compensation Committee decided to grant to our executive officers multi-year, premium-priced share option awards designed to increase the emphasis on Vistaprint's long-term performance and our new five-year growth strategy using share price as the primary performance metric. The value of these premium-priced options represents the total approximate value of all long-term incentive awards that Mr. Keane would have received over a four-year period and the total approximate value of all traditional share options that our other executive officers would have received over a four-year period. Accordingly, our Supervisory Board has passed resolutions that, until fiscal 2016 at the earliest, we will not grant any additional long-term incentive award in any form to Mr. Keane or any additional share options to our other current executive officers. We do, however, anticipate granting long-term incentive awards, other than options, to executive officers other than Mr. Keane. You can find more information about the premium-priced options in the Executive Overview section of this Compensation Discussion and Analysis.

In general, we grant equity awards to our executive officers annually at the regularly scheduled meeting of the Compensation Committee held in the fourth quarter of each fiscal year. Accordingly, grants made in fiscal 2012 were approved at the May 2012 Compensation Committee meeting. We typically grant equity awards to employees who are not executive officers during our first fiscal quarter after the conclusion of our annual performance review cycle.

Long-Term Cash Incentive Compensation

For fiscal 2012, the Compensation Committee granted long-term cash incentive awards to our executive officers. These long-term cash incentive awards reflect our pay-for-performance culture and philosophy and are intended to enhance our ability to manage the number of shares available under our equity compensation plans and to balance the focus on share price appreciation created through equity awards with cash awards based on the achievement of financial metrics that drive long-term company and shareholder value creation.

Each long-term cash incentive award has a performance cycle of four fiscal years, and each executive officer is eligible to receive 25% of his or her total award for each fiscal year in the performance cycle. At the beginning of each four-year performance cycle, the Compensation Committee develops performance goals for each fiscal year within that specific cycle. We granted long-term cash incentive awards to our named executive officers in fiscal years 2010, 2011, and 2012 with performance goals based on Vistaprint's achievement of EPS targets expressed as dollar values in the low, medium and upper ranges. The Compensation Committee uses the same definition of EPS for purposes of the long-term cash incentive awards as it does for the annual cash incentive awards described above, and in connection with Vistaprint's acquisition of Webs, Inc. in December 2011, the Committee made the same amendment to the long-term cash incentive awards that it made to the fiscal 2012 annual cash incentive awards to revise the EPS calculation to exclude certain charges and expenses relating to the acquisition and integration of Webs, which resulted in an adjusted EPS that was $0.10 higher than Vistaprint's U.S. GAAP EPS for fiscal 2012. We measure performance on an annual basis and make payments for each fiscal year in the performance cycle based on the level of goal achievement for that fiscal year. Actual payout levels can range from 0% to 250% of target award depending on the year.

If Vistaprint's adjusted EPS is greater than or equal to the EPS low goal but less than the EPS upper goal for a performance period, then the percentage payout for that performance period is equal to:

- the payout threshold percentage for the highest EPS target achieved with respect to the applicable performance period, plus
- a number calculated as follows: (A) a percentage equal to a fraction, the numerator of which equals the amount by which adjusted EPS exceeded such applicable EPS goal and the denominator of which equals the difference between the next highest EPS goal that was not achieved and the highest EPS goal achieved, multiplied by (B) the difference between the payout threshold percentage for the next highest EPS goal that was not achieved and the payout threshold percentage for the highest EPS goal achieved.

Fiscal 2012 Long-Term Cash Incentives

Our adjusted EPS for fiscal 2012 was $1.23, which compared to the fiscal 2012 performance goals of the long-term incentive cash awards granted to our executive officers as follows:

2010-2013 Awards Granted in Fiscal 2010. Under the long-term cash incentive awards that the Compensation Committee granted in fiscal 2010, each named executive officer is eligible to receive 25% of his or her total award for each of our fiscal years ending June 30, 2010, 2011, 2012 and 2013 based on our achievement of EPS goals for each fiscal year. The EPS goals for the 2010-2013 awards were determined before we launched our five-year growth strategy in July 2011, which includes increased investments in our business that we expect to result in lower EPS in the earlier fiscal years of the strategy. The Compensation Committee decided not to reduce the fiscal 2012 EPS goals in the 2010-2013 awards to accommodate the five-year strategy. Accordingly, because our actual adjusted fiscal 2012 EPS was below our low EPS goal for fiscal 2012 of $1.61 under these 2010-2013 awards, the executive officers were not eligible for any payment for 2012 under the awards.

2011-2014 Awards Granted in Fiscal 2011. Under the long-term cash incentive awards that the Compensation Committee granted in fiscal 2011, each named executive officer is eligible to receive 25% of his or her total award for each of our fiscal years ending June 30, 2011, 2012, 2013 and 2014 based on our achievement of EPS goals for each fiscal year. The EPS goals for the 2011-2014 awards were determined before we launched our five-year growth strategy in July 2011, which includes increased investments in our business that we expect to result in lower EPS in the earlier fiscal years of the strategy. The Compensation Committee decided not to reduce the fiscal 2012 EPS goals in the 2011-2014 awards to accommodate the five-year strategy. Accordingly, because our actual adjusted fiscal 2012 EPS was below our low EPS goal for fiscal 2012 of $1.84 under these 2011-2014 awards, the executive officers were not eligible for any payment for 2012 under the awards.

2012-2015 Awards Granted in Fiscal 2012. Under the long-term cash incentive awards that the Compensation Committee granted in fiscal 2012, each named executive officer is eligible to receive 25% of his or her total award for each of our fiscal years ending June 30, 2012, 2013, 2014, and 2015 based on our achievement of EPS goals for each fiscal year. As set forth in the 2012-2015 award agreements with our executive officers, our EPS goals were as follows:

- Our low EPS goal for fiscal 2012 was $1.08, which would have resulted in a payout of 50% of the named executive officers' targets for that year;
- Our medium EPS goal for fiscal 2012 was $1.20, which would have resulted in a payout of 100% of the named executive officers' targets for that year; and
- Our upper EPS goal was $1.32, which would have resulted in a payout of 130% of the named executive officers' targets for that year.

Our actual adjusted fiscal 2012 EPS of $1.23 was between the medium and upper ranges of our EPS goals under these 2012-2015 awards, so we paid 108% of target levels to our named executive officers based on the formula set forth in their agreements, as follows:

	2012-2015 Awards	
Name	Target Fiscal 2012 Incentive ($)	Actual Fiscal 2012 Incentive Paid (108% of Target) ($)
Robert S. Keane	$142,500	$153,900
Katryn Blake	93,750	101,250
Donald R. Nelson	75,000	81,000
Nicholas Ruotolo	93,750	101,250
Ernst J. Teunissen	93,750	101,250

Benefit Programs

The Compensation Committee believes that all employees based in the same geographic location should have access to similar levels of health and welfare benefits, and therefore our executive officers receive the same health and welfare benefits, including medical, dental, vision, and disability plans, group life and accidental death and disability insurance and other benefit plans, as those offered to other employees in their location. U.S. based employees may also participate in a 401(k) plan that provides a company match of up to 50% on the first 6% of the participant's eligible compensation that is contributed, subject to certain limits under the U.S. Internal Revenue Code, with company matching contributions vesting over a four-year period.

Perquisites

In general, executives are not entitled to benefits that are not otherwise available to all other employees who work in the same geographic location. We do, however, from time to time enter into arrangements with some of our named executive officers to reimburse them for living and relocation expenses relating to their work outside of their home countries. You can find more information about these arrangements in the Summary Compensation Table of this proxy statement.

Severance

When Nicholas Ruotolo resigned as an executive officer of Vistaprint, we entered into a transition agreement dated June 28, 2012 with Mr. Ruotolo providing for Mr. Ruotolo's ceasing to be a full-time employee, resigning from the position of President, Vistaprint Europe, and transitioning to a new part-time role with Vistaprint. Under this agreement, we agreed to pay Mr. Ruotolo a stipend of $5,000 per month through December 31, 2012, in lieu of his previous salary, as well as severance payments equal to $735,000 in the aggregate, a lump sum payment of $346,413 in satisfaction of all expatriate allowances and reimbursements and repatriation benefits that he otherwise would have received under his expatriate agreement with Vistaprint, and acceleration of the vesting of his restricted share units that would have vested between July 1, 2012 and December 31, 2013.

Executive Retention and Other Agreements

We have entered into executive retention agreements with all of our executive officers. Under the executive retention agreements, if we terminate an executive officer's employment without cause (as defined in the agreements) or the executive terminates his or her employment for good reason (as defined in the agreements) before a change in control of Vistaprint or within one year after a change in control (as defined in the agreements), then the executive is entitled to receive:

- A lump sum severance payment equal to two years' salary and bonus, in the case of Mr. Keane, or one year's salary and bonus, in the case of the other executive officers. These severance payments are based on the executive's then current base salary plus the greater of (1) the target bonus for the then current fiscal year, or (2) the target bonus for the then current fiscal year multiplied by the average actual bonus payout percentage for the previous three fiscal years.

- With respect to any outstanding annual incentive award under our Performance Incentive Plan, a pro rata portion, based on the number of days from the beginning of the then current fiscal year until the date of termination, of his or her target incentive for the fiscal year multiplied by the average actual payout percentage for the previous two fiscal years. If there is no change in control of Vistaprint during the fiscal year, this pro rata portion is capped at the actual amount of annual incentive that the executive would have received had he or she remained employed by Vistaprint through the end of the fiscal year.
- With respect to any outstanding multi-year award under our Performance Incentive Plan, a pro rata portion, based on the number of days from the beginning of the then current performance period until the date of termination, of his or her mid-range target incentive for the then current performance period multiplied by the average actual payout percentage for the previous two fiscal years. If there is no change in control of Vistaprint during the applicable performance period, this pro rata portion is capped at the actual amount of incentive for the performance period that the executive would have received had he or she remained employed by Vistaprint through the end of the performance period.
- The continuation of all other employment-related benefits for two years after the termination in the case of Mr. Keane, or one year after the termination in the case of our other named executive officers.

The executive retention agreements also provide that, upon a change in control of Vistaprint, all equity awards granted to each executive officer will accelerate and become fully vested; each executive's multi-year incentive awards under our Performance Incentive Plan will accelerate such that the executive will receive the mid-range target bonus for the then current performance period and each performance period after the change in control; and each executive will receive a pro rata portion, based on the number of days in the fiscal year before the change in control, of his or her target annual incentive award for that fiscal year.

In addition, if after a change in control Vistaprint's successor terminates the executive without cause, or the executive terminates his or her employment for good reason (as defined in the agreements), then each of the executive's equity awards remains exercisable until the earlier of one year after termination or the original expiration date of the award. If an executive is required to pay any excise tax pursuant to Section 280G of the U.S. Internal Revenue Code of 1986, as amended, as a result of compensation payments made to him or her, or benefits obtained by him or her (including the acceleration of equity awards), resulting from a termination or change in ownership or control of Vistaprint, we are required to pay the executive an amount, referred to as a gross-up payment, equal to the amount of such excise tax plus any additional taxes attributable to such gross-up payment. However, if reducing the executive's compensation payments by up to $50,000 would eliminate the requirement to pay an excise tax under Section 280G of the Code, then Vistaprint has the right to reduce the payment by up to $50,000 to avoid triggering the excise tax and thus avoid providing gross-up payments to the executive. Our Compensation Committee has decided that after August 1, 2012, we will no longer include such excise tax gross-up provisions in the executive retention agreements that we enter into with our future executives.

The following table sets forth information on the potential payments to named executive officers upon their termination or a change in control of Vistaprint, assuming that a termination or change in control took place on June 30, 2012.

Name	Cash Payment ($)(1)	Accelerated Vesting of Share Options ($)(2)	Accelerated Vesting of Restricted Share Units ($)(3)	Welfare Benefits ($)(4)	Tax Gross-Up Payment ($)(5)	Total ($)
Robert S. Keane						
• Termination Without Cause or With Good Reason	2,737,410	—	—	47,723	—	2,785,133
• Change in Control	943,125	—	1,794,265	—	—	2,737,390
• Change in Control w/ Termination Without Cause or With Good Reason	3,680,535	—	1,794,265	47,723	—	5,522,523
Katryn Blake						
• Termination Without Cause or With Good Reason	640,500	—	—	23,141	—	663,641
• Change in Control	516,250	—	2,100,146	—	—	2,616,396
• Change in Control w/ Termination Without Cause or With Good Reason	1,156,750	—	2,100,146	23,141	—	3,280,037
Donald R. Nelson						
• Termination Without Cause or With Good Reason	527,300	—	—	19,427	—	546,727
• Change in Control	515,000	—	1,408,119	—	—	1,923,119
• Change in Control w/ Termination Without Cause or With Good Reason	1,042,300	—	1,408,119	19,427	—	2,469,846
Nicholas Ruotolo(6)						
• Termination Without Cause or With Good Reason	610,092	—	—	22,013	—	632,105
• Change in Control	503,750	—	1,082,858	—	—	1,586,608
• Change in Control w/ Termination Without Cause or With Good Reason	1,113,842	—	1,082,858	22,013	—	2,218,713
Ernst J. Teunissen						
• Termination Without Cause or With Good Reason	609,838	—	—	5,680	—	615,518
• Change in Control	341,250	—	1,705,472	—	—	2,046,722
• Change in Control w/ Termination Without Cause or With Good Reason	951,088	—	1,705,472	5,680	—	2,662,240

(1) Amounts in this column for Termination Without Cause or With Good Reason represent severance amounts payable under the executive retention agreements, and amounts in this column for Change in Control represent the acceleration of cash incentive awards. The amounts of the incentive awards included in these amounts were calculated based on the target amounts payable if Vistaprint had met its targets for the applicable periods. Cash incentive awards that the named executive officers earned as of June 30, 2012 irrespective of a termination without cause or change in control have been excluded. Some of the amounts would be payable to Messrs. Keane, Ruotolo, and Teunissen in whole or in part in Euros. For purposes of this table, we converted these executive officers' payments from Euros to U.S. dollars based on the 30-day average currency exchange rate for June 1-30 of the fiscal year to which the payments related. For June 2012 the currency exchange rate we used was 1.2483.

(2) Amounts in this column represent the value of unvested, in-the-money share options upon the triggering event described in the first column. The value of share options is based on the difference between the exercise price of the options and $32.30 per share, which was the closing price of our ordinary shares on NASDAQ on June 29, 2012, the last trading day of our fiscal year 2012. The values in this column are $0 because none of the executives' unvested options were in the money on that date.

(3) Amounts in this column represent the value of restricted share units upon the triggering event described in the first column, based on $32.30 per share, which was the closing price of our ordinary shares on June 29, 2012.

(4) Amounts reported in this column represent the estimated cost of providing employment related benefits (such as insurance for medical, dental, and vision) during the period the named executive officer is eligible to receive those benefits under the executive retention agreements, which is two years for Mr. Keane and one year for the other named executive officers.

(5) Amounts in this column are estimates based on a number of assumptions and do not necessarily reflect the actual amounts of tax gross-up payments that the named executive officers would receive. Our Compensation Committee has decided that after August 1, 2012, we will no longer include such tax gross-up provisions in the executive retention agreements that we enter into with our future executives.

(6) Mr. Ruotolo resigned as a Vistaprint executive officer effective July 1, 2012. In connection with his resignation, Mr. Ruotolo's executive retention agreement terminated and was replaced by a transition agreement described in more detail in the section entitled "Severance" above. Under the transition agreement, Mr. Ruotolo received severance payments, equity acceleration, and other benefits that are significantly different from the hypothetical amounts in this table.

We have also entered into indemnification agreements with our executive officers that provide the executives with indemnification for actions they take in good faith as members of the Management Board.

The Role of Company Executives in the Compensation Process

Although the Compensation Committee manages and makes decisions about the compensation process, the Committee also takes into account the views of our Chief Executive Officer, who makes initial recommendations with respect to executive officers other than himself. Other employees of Vistaprint also participate in the preparation of materials presented to or requested by the Compensation Committee for use and consideration at Compensation Committee meetings.

Share Ownership Guidelines

In May 2011, we instituted share ownership guidelines for all of our executive officers and members of our Supervisory Board. The guidelines require our executive officers and supervisory directors to hold Vistaprint equity, including ordinary shares they hold directly or indirectly, unvested restricted share units and vested, unexercised, in-the-money share options, with a value, based on the two-year trailing average of the closing prices of Vistaprint's ordinary shares on NASDAQ, equal to or greater than a multiple of the executive officer's annual base salary or the supervisory director's annual retainer, as follows:

- Chief Executive Officer: 5 times annual base salary
- Other executive officers: 3 times annual base salary
- Supervisory directors: 5 times Supervisory Board annual cash retainer

Each executive officer and supervisory director has until June 30, 2015 to comply with the share ownership guidelines. As of June 30, 2012, all executive officers and supervisory directors had met or exceeded their ownership guideline requirement.

Section 162(m)

The United States Internal Revenue Service, pursuant to Section 162(m) of the Internal Revenue Code of 1986, as amended, generally disallows a tax deduction for compensation in excess of $1.0 million paid to our Chief Executive Officer and to each other named executive officer (other than the Chief Financial Officer) whose compensation is required to be reported to our shareholders pursuant to SEC rules by reason of being among our three most highly paid executive officers. This deduction limitation can apply to compensation paid by U.S. subsidiaries of Vistaprint. Qualifying performance-based compensation is not subject to the deduction limitation if certain requirements are met.

The Compensation Committee reserves the right to use its judgment to authorize compensation payments that may be subject to the Section 162(m) limitation when it believes that such payments are appropriate and in the best interests of Vistaprint and its shareholders, after taking into account business conditions or the officer's performance. Although the Compensation Committee considers the impact of Section 162(m) when administering Vistaprint's compensation plans, it does not make decisions regarding executive compensation based solely on the expected tax treatment of such compensation. As a result, the Compensation Committee has deemed it appropriate at times to forego qualified performance-based compensation under Section 162(m) in favor of awards that may not be fully tax-deductible by Vistaprint's subsidiaries, including with respect to the adjustment to the EPS calculation under the Company's annual and long-term cash incentive awards in fiscal 2012.

Report of the Compensation Committee

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis contained in this proxy statement. Based on the Compensation Committee's review and discussions with management, the Compensation Committee recommended to the Supervisory Board that the Compensation Discussion and Analysis be included in this proxy statement.

Compensation Committee of the
Supervisory Board
George M. Overholser, Chair
Louis R. Page
Peter Gyenes

SUMMARY COMPENSATION TABLES

Summary Compensation Table

The following table summarizes the compensation earned in each of the last three fiscal years or each fiscal year when each individual was serving as an executive officer, whichever is shorter, by:

(i) our principal executive officer;

(ii) our principal financial officer; and

(iii) our other three highest paid executive officers for our fiscal year ended June 30, 2012.

Throughout this proxy statement, we refer to the individuals listed in (i) through (iii) above as our named executive officers.

Name and Principal Position	Year	Salary ($)	Share Awards ($)(1)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)	Total ($)
Robert S. Keane(3)	2012	509,540	—	17,624,626(4)	906,625	2,548(5)	19,043,339
President and Chief	2011	377,554	2,279,968	2,849,983	1,019,859	4,244(5)	6,531,608
Executive Officer	2010	403,906	1,869,544	2,335,590	827,476	38,986	5,475,502
Katryn Blake(6)	2012	330,077	1,172,470	2,680,193(4)	371,250	10,943(7)	4,564,933
Executive Vice President, Global Marketing and Chief Customer Officer	2011	314,058	2,056,282	704,833	387,377	7,350	3,469,900
Donald R. Nelson(6)	2012	320,000	749,966	3,480,783(4)	261,000	11,925(7)	4,823,674
Executive Vice President, Capabilities and Chief Information Officer	2011	304,827	1,374,452	179,979	346,556	7,350	2,213,164
Nicholas Ruotolo(3)(6)	2012	321,618	—	—	371,250	2,025,816(8)	2,718,684
Former President, Vistaprint Europe	2011	318,239	2,056,282	704,833	371,902	809,039	4,260,295
Ernst J. Teunissen(3)(6)	2012	306,309	874,979	4,060,892(4)	363,393	37,449(9)	5,643,022
Executive Vice President and Chief Financial Officer	2011	318,978	1,692,633	704,713	209,916	43,170	2,969,410

(1) The amounts reported in these columns represent a dollar amount equal to the grant date fair value of the stock awards as computed in accordance with FASB ASC Topic 718. You can find the assumptions we used in the calculations for these amounts in Note 9 to our audited financial statements included in our Annual Report on Form 10-K for the fiscal year ended June 30, 2012.

(2) The amounts reported in this column represent the aggregate amounts earned for each such fiscal year under each named executive officer's annual cash incentive award for that fiscal year and the component of each officer's long-term cash incentive awards that is attributable to that fiscal year. You can find more information about the amounts paid for fiscal 2012 to each executive officer under his or her annual and long-term cash incentive awards in the Compensation Discussion and Analysis section of this proxy statement.

(3) We paid the amounts under "Salary," "Non-Equity Incentive Plan Compensation," and "All Other Compensation" to Messrs. Keane, Ruotolo, and Teunissen in whole or in part in Euros. For purposes of this table, we converted these executive officers' payments from Euros to U.S. dollars based on the 30-day average currency exchange rate for June 1-30 of the fiscal year to which the payments related. For June 2012 the currency exchange rate we used was 1.2483.

(4) The value of these share options granted to Ms. Blake and Messrs. Nelson and Teunissen represents the total approximate value of all traditional share options that Vistaprint would have granted to these executives over a four-year period, and the aggregate value of Mr. Keane's share options, which was intended to equal approximately $21,580,700, represents the total approximate value of all long-term incentive awards of any kind that Vistaprint would have granted to Mr. Keane over a four-year period. Due to a limitation in our

2011 Equity Incentive Plan that we may not grant awards for more than 1,000,000 shares in any fiscal year to any participant, we divided Mr. Keane's share option into two parts that were granted separately in each of our fiscal years 2012 and 2013 for purposes of complying with the limitation set forth in the plan: The $17,624,626 amount that appears in this table represents the first portion of the share option, which was granted on May 4, 2012; the balance of the share option was granted on August 1, 2012 and does not appear in this table because it occurred in fiscal 2013. Our Supervisory Board has passed resolutions that, until fiscal 2016 at the earliest, Vistaprint shall not grant any additional long-term incentive award in any form (including equity or long-term cash awards) to Mr. Keane or any additional share options to Ms. Blake or Messrs. Nelson or Teunissen.

(5) These amounts represent tax gross-up payments relating to the reimbursement of business travel expenses.

(6) Ms. Blake and Mr. Ruotolo were appointed executive officers in November 2010, and Messrs. Nelson and Teunissen were appointed executive officers in March 2011. Mr. Ruotolo resigned as a Vistaprint executive officer effective July 1, 2012.

(7) These amounts represent our matching contributions under Vistaprint USA's 401(k) deferred savings retirement plan.

(8) $1,111,413 of this amount represents severance payments in connection with Mr. Ruotolo's resignation as an executive officer; $818,683 of this amount represents reimbursements and payments for foreign allowances, children's tuition, transportation and local Spanish taxes in connection with Mr. Ruotolo's expatriate assignment to our Barcelona office; $83,923 of this amount represents tax gross-up amounts relating to the expatriate and severance payments; and $11,797 of this amount represents our matching contributions under Vistaprint USA's 401(k) deferred savings retirement plan. We made the expatriate payments in Euros and converted the amounts to U.S. dollars for this table based on the currency conversion rate in effect on the date of each payment.

(9) Represents payments of school tuition for Mr. Teunissen's children.

Grants of Plan-Based Awards in the Fiscal Year Ended June 30, 2012

The following table contains information about plan-based awards granted to each of our named executive officers during the fiscal year ended June 30, 2012.

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			All Other Share Awards: Number of Shares or Share Units (2)(#)	All Other Option Awards: Number of Securities Underlying Options (3)(#)	Exercise or Base Price of Option Awards ($/Sh)(4)	Grant Date Fair Value of Share and Option Awards ($)(5)
		Threshold ($)(1)	Target ($)	Maximum ($)				
Robert S. Keane	09/26/2011(6)	0	752,725(7)	1,881,813(8)				
	09/26/2011	0	570,000(9)	1,054,500(10)				
	05/04/2012				—	1,000,000	50.00	17,624,626
Katryn Blake	09/26/2011	0	270,000(7)	675,000(8)				
	09/26/2011	0	375,000(9)	693,750(10)				
	05/04/2012				31,100	148,755	50.00	3,852,663
Donald R. Nelson	09/26/2011	0	180,000(7)	450,000(8)				
	09/26/2011	0	300,000(9)	555,000(10)				
	05/04/2012				19,893	193,189	50.00	4,230,749
Nicholas Ruotolo	09/26/2011	0	270,000(7)	675,000(8)				
	09/26/2011	0	375,000(9)	693,750(10)				
Ernst J. Teunissen	09/26/2011(6)	0	262,143(7)	655,358(8)				
	09/26/2011	0	375,000(9)	693,750(10)				
	05/04/2012				23,209	225,386	50.00	4,935,872

(1) The amounts reported in this column represent the amounts that would have been payable under our named executive officers' annual cash incentive and long-term cash incentive awards if we did not meet our minimum constant currency revenue and EPS targets.

(2) The amounts reported in this column represent restricted share units granted under our 2011 Equity Incentive Plan that vest 25% one year after they are granted and 6.25% per quarter thereafter. As the restricted share units vest, we automatically issue the vested shares to the employee; the employee does not need to exercise them or pay any amount to us for the purchase of the shares.

(3) The amounts reported in this column represent premium-priced share options granted under our 2011 Equity Incentive Plan that vest over seven years and have an eight-year term.

(4) The exercise price of these premium-priced share options was 33% higher than the closing price of Vistaprint's ordinary shares on NASDAQ on the grant dates. The Compensation Committee chose this exercise price in part because it is higher than the highest of the three-, six-, and twelve-month trailing averages of Vistaprint's share price on NASDAQ as of the July 28, 2011 public announcement of our five-year growth strategy. Thus this premium exercise price ensures that Vistaprint's share price must increase above the price before the announcement of our strategy in order for the named executive officers to realize any returns on these awards.

(5) The amounts reported in this column represent the grant date fair value for each executive officer's share-based awards computed in accordance with FASB ASC Topic 718. You can find the assumptions we used in the calculations for these amounts in Note 9 to our audited financial statements included in our Annual Report on Form 10-K for the fiscal year ended June 30, 2012. The value of the share options granted to Ms. Blake and Messrs. Nelson and Teunissen represents the total approximate value of all traditional share options that Vistaprint would have granted to these executives over a four-year period. The value of Mr. Keane's share option reported in this table plus a subsequent option to purchase 224,462 shares granted to him on August 1, 2012 (which does not appear in this table because it was granted in fiscal 2013) represent in the aggregate the total approximate value of all long-term incentive awards of any kind that Vistaprint would have granted to Mr. Keane over a four-year period. Due to a limitation in our 2011 Equity Incentive Plan that we may not grant awards for more than 1,000,000 shares in any fiscal year to any participant, we divided Mr. Keane's share option into two parts that were granted separately in each of Vistaprint's fiscal years 2012 and 2013 for purposes of complying with the limitation set forth in the plan. Our Supervisory Board has passed resolutions that, until fiscal 2016 at the earliest, Vistaprint shall not grant any additional long-term incentive award in any form (including equity or long-term cash awards) to Mr. Keane or any additional share options to Ms. Blake or Messrs. Nelson or Teunissen.

(6) The estimated amounts in this row would be payable to Messrs. Keane and Teunissen in Euros. For purposes of this table, we converted these estimated incentive payments from Euros to U.S. dollars at a currency exchange rate of 1.2483, based on the 30-day average currency exchange rate for June 1-30, 2012, which was the end of our most recent fiscal year.

(7) These amounts represent target annual cash incentives for our fiscal year ended June 30, 2012, which were based 50% on our achievement of constant currency revenue targets and 50% on our achievement of EPS targets for fiscal 2012. These amounts represent payments that our named executive officers are eligible to receive under their fiscal 2012 annual cash incentive awards for 100% achievement of our targets for fiscal 2012. You can find more information on the amounts actually paid to our executive officers under their fiscal 2012 annual cash incentive awards above in the Compensation Discussion and Analysis section of this proxy statement.

(8) These amounts represent the maximum amounts that would have been payable under our named executive officers' annual cash incentive awards for our fiscal year ended June 30, 2012. The payout under our annual cash incentives is capped at 250% of each executive officer's target amount. In fact, based on our achievement of our targets for fiscal 2012, our executive officers received payments that were less than these amounts. You can find more information on the amounts actually paid to our executive officers under their fiscal 2012 annual cash incentive awards above in the Compensation Discussion and Analysis section of this proxy statement.

(9) These amounts represent target long-term cash incentives. Each named executive officer is eligible to receive 25% of his or her total award for each of our fiscal years ending June 30, 2012, 2013, 2014 and 2015 based on our achievement of EPS targets for each fiscal year. The EPS targets are expressed as dollar values in the low, medium and upper ranges. These amounts represent potential aggregate payments that our executive officers

would be eligible to receive over four years under their long-term performance awards if we were to achieve the medium range of our EPS targets in each of the four fiscal years covered by the awards. You can find more information on the amounts actually paid to our executive officers for fiscal 2012 under their long-term cash incentive awards above in the Compensation Discussion and Analysis section of this proxy statement.

(10) These amounts represent the maximum amounts payable under our named executive officers' long-term cash incentives. These amounts represent potential aggregate payments that our executive officers would be eligible to receive over four years under their long-term performance awards if we were to achieve the upper range of our EPS targets in each of the four fiscal years covered by the awards. You can find more information on the amounts actually paid to our executive officers for fiscal 2012 under their long-term cash incentive awards above in the Compensation Discussion and Analysis section of this proxy statement.

Outstanding Equity Awards at June 30, 2012

The following table contains information about unexercised share options and unvested restricted share units as of June 30, 2012 for each of our named executive officers.

	Option Awards				Share Awards	
	Number of Securities Underlying Unexercised Options					
Name	(#) Exercisable	(#) Unexercisable	Option Exercise Price (1)($)	Option Expiration Date	Number of Shares or Share Units That Have Not Vested (2)(#)	Market Value of Shares or Share Units That Have Not Vested (3)($)
Robert S. Keane(4)	150,000	—	4.11	01/28/2014		
	700,000	—	12.33	05/31/2015		
	130,050	—	23.31	08/04/2016		
	143,618	—	37.51	05/15/2017		
	333,318	—	34.87	05/02/2018		
	109,520	36,508	34.25	05/07/2019		
	48,400	48,400	47.91	05/06/2020		
	26,310	78,930	54.02	05/05/2021		
	—	1,000,000	50.00(5)	05/04/2020(5)		
					55,550	1,794,265
Katryn Blake	6,259	—	23.31	08/04/2016		
	17,478	—	33.47	08/06/2017		
	8,720	14,535	41.02	11/22/2020		
	2,077	6,231	54.02	05/05/2021		
	—	148,755	50.00(5)	05/04/2020(5)		
					65,020	2,100,146
Donald R. Nelson	10,000	—	22.12	07/31/2016		
	19,333	—	33.47	08/06/2017		
	1,661	4,985	54.02	05/05/2021		
	—	193,189	50.00(5)	05/04/2020(5)		
					43,595	1,408,119
Nicholas Ruotolo	2,672	—	23.31	08/04/2016		
	12,097	—	33.47	08/06/2017		
	8,720	—	41.02	11/22/2020		
	2,077	—	54.02	05/05/2021		
					—	—
Ernst J. Teunissen	6,088	13,396	48.89	03/01/2021		
	2,077	6,231	54.02	05/05/2021		
	—	225,386	50.00(5)	05/04/2020(5)		
					52,801	1,705,472

(1) Except as set forth in footnote 5 below, each share option has an exercise price equal to the fair market value of our ordinary shares on the date of grant and becomes exercisable, so long as the named executive officer continues to be employed with us, as to 25% of the shares subject to the option after one year and 6.25% per quarter thereafter. Except as set forth in footnote 5, each share option expires 10 years after the date on which it was granted.

(2) So long as the named executive officer continues to be employed with us, each restricted share unit vests, and the vested shares are issued to the named executive officer, as to 25% of the shares subject to the unit after one year and 6.25% per quarter thereafter.

(3) The market value of the restricted share units is determined by multiplying the number of restricted share units by $32.30 per share, which was the closing price of our ordinary shares on NASDAQ on June 29, 2012, the last trading day of our fiscal year 2012.

(4) All of Mr. Keane's awards are held by his Trusts.

(5) These awards are premium-priced share options with an exercise price at least 33% higher than the closing price of Vistaprint's ordinary shares on NASDAQ on the grant date. The Compensation Committee chose this exercise price in part because it is higher than the highest of the three-, six-, and twelve-month trailing averages of Vistaprint's share price on NASDAQ as of the July 28, 2011 public announcement of our five-year growth strategy. The premium-priced share options vest over seven years and have an eight-year term.

Option Exercises and Shares Vested in the Fiscal Year Ended June 30, 2012

The following table contains information about option exercises and vesting of restricted share units on an aggregated basis during fiscal 2012 for each of our named executive officers.

	Option Awards		Share Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise (1)($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting (2)($)
Robert S. Keane	—	—	24,687	897,194
Katryn Blake	—	—	25,942	958,815
Donald R. Nelson	—	—	21,035	809,005
Nicholas Ruotolo	—	—	45,820	1,599,615
Ernst J. Teunissen	—	—	13,563	514,329

(1) Represents the net amount realized from all option exercises during fiscal 2012. In cases involving an exercise and immediate sale, the value was calculated on the basis of the actual sale price. In cases involving an exercise without immediate sale, the value was calculated on the basis of our closing sale price of our ordinary shares on NASDAQ on the date of exercise.

(2) The value realized on vesting of restricted share units is determined by multiplying the number of shares that vested by the closing sale price of our ordinary shares on NASDAQ on the vesting date.

COMPENSATION OF SUPERVISORY BOARD MEMBERS

The following contains information with respect to the compensation earned by our supervisory directors in the fiscal year ended June 30, 2012:

Name	Fees Earned or Paid in Cash ($)	Share Awards (1)($)	Option Awards (1)($)	Total ($)
John J. Gavin, Jr.	61,000	109,993	49,995	220,988
Peter Gyenes	56,000	109,993	49,995	215,988
George M. Overholser	56,000	109,993	49,995	215,988
Louis R. Page	56,000	109,993	49,995	215,988
Richard T. Riley	81,000	109,993	49,995	240,988
Mark T. Thomas	46,000	109,993	49,995	205,988

(1) The value of the share awards equals their grant date fair value as computed in accordance with FASB ASC Topic 718. You can find the assumptions we used in the calculations for these amounts in Note 9 to our audited financial statements included in our Annual Report on Form 10-K for the fiscal year ended June 30, 2012. All share options referenced in this table were granted with an exercise price equal to the closing price of our ordinary shares on NASDAQ on the date of grant.

Outstanding Equity Awards Held by Supervisory Directors at June 30, 2012

The following table contains information about unexercised share options and unvested restricted share units as of June 30, 2012 for each of our supervisory directors.

	Option Awards				Share Awards	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price (1)($)	Option Expiration Date	Number of Shares or Share Units That Have Not Vested (2)(#)	Market Value of Shares or Share Units That Have Not Vested (3)($)
John J. Gavin, Jr.	12,018	—	24.32	08/21/2016		
	2,925	—	33.24	11/14/2016		
	2,269	—	46.18	11/02/2017		
	9,548	—	15.94	11/07/2018		
	1,599	320	54.46	11/17/2019		
	1,221	1,222	40.99	11/12/2020		
	448	2,242	35.77	11/03/2021		
					4,242	137,017
Peter Gyenes	17,389	—	24.33	02/05/2019		
	1,599	320	54.46	11/17/2019		
	1,221	1,222	40.99	11/12/2020		
	448	2,242	35.77	11/03/2021		
					4,242	137,017
George M. Overholser	14,500	—	4.11	07/29/2014		
	1,462	—	33.24	11/14/2016		
	1,324	—	46.18	11/02/2017		
	3,183	—	15.94	11/07/2018		
	1,439	320	54.46	11/17/2019		
	1,221	1,222	40.99	11/12/2020		
	448	2,242	35.77	11/03/2021		
					4,242	137,017

Name	Option Awards				Share Awards	
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price (1)($)	Option Expiration Date	Number of Shares or Share Units That Have Not Vested (2)(#)	Market Value of Shares or Share Units That Have Not Vested (3)($)
Louis R. Page	2,925	—	33.24	11/14/2016		
	2,269	—	46.18	11/02/2017		
	9,548	—	15.94	11/07/2018		
	1,599	320	54.46	11/17/2019		
	1,221	1,222	40.99	11/12/2020		
	448	2,242	35.77	11/03/2021		
					4,242	137,017
Richard T. Riley	30,000	—	4.11	02/01/2015		
	2,925	—	33.24	11/14/2016		
	2,269	—	46.18	11/02/2017		
	9,548	—	15.94	11/07/2018		
	1,599	320	54.46	11/17/2019		
	1,221	1,222	40.99	11/12/2020		
	448	2,242	35.77	11/03/2021		
					4,242	137,017
Mark T. Thomas	4,798	960	54.46	11/17/2019		
	1,221	1,222	40.99	11/12/2020		
	448	2,242	35.77	11/03/2021		
					4,288	138,502

(1) Each share option has an exercise price equal to the fair market value of our ordinary shares on the date of grant and becomes exercisable at a rate of 8.33% per quarter over a period of three years from the date of grant, so long as the supervisory director continues to serve as a supervisory director on each such vesting date. Each share option expires 10 years after the date on which it was granted.

(2) Each restricted share unit vests, and the vested shares are issued to the supervisory director, as to 8.33% of the shares subject to the unit per quarter, so long as the supervisory director continues to serve as a supervisory director on each such vesting date.

(3) The market value of the restricted share units is determined by multiplying the number of restricted share units by $32.30 per share, which was the closing price of our ordinary shares on NASDAQ on June 29, 2012, the last trading day of our fiscal year 2012.

We use a combination of cash and share-based incentive compensation to attract and retain qualified candidates to serve on our Supervisory Board. When we initially set our supervisory directors' compensation, we considered the significant amount of time that supervisory directors expend in fulfilling their duties to Vistaprint, the skill level that we require of members of our Supervisory Board, and competitive compensation data from our peer group.

Fees

We pay our supervisory directors the following fees for their service on our Supervisory Board:

All supervisory directors	• $24,000 retainer per fiscal year • $10,000 retainer per fiscal year for each committee of the Supervisory Board on which the director serves • $3,000 for each regularly scheduled Supervisory Board meeting that the director physically attends
Chairman of the Supervisory Board	$15,000 retainer per fiscal year
Chairman of our Audit Committee	$15,000 retainer per fiscal year
Chairmen of our Compensation Committee and Nominating and Corporate Governance Committee	$10,000 retainer per fiscal year

We also reimburse our supervisory directors for reasonable travel and other expenses incurred in connection with attending meetings of our Supervisory Board and its committees.

Equity Grants

On the date of each annual general meeting, each supervisory director receives two equity grants:

(1) a share option to purchase a number of ordinary shares having a fair value equal to $50,000, up to a maximum of 12,500 shares, granted under our 2005 Non-Employee Directors' Share Option Plan, as amended; and

(2) restricted share units having a fair value equal to $110,000 granted under our 2011 Equity Incentive Plan.

Each newly appointed supervisory director receives two equity grants upon his or her initial appointment to the Supervisory Board:

(1) a share option to purchase a number of ordinary shares having a fair value equal to $150,000, up to a maximum of 50,000 shares, granted under our 2005 Non-Employee Directors' Share Option Plan, as amended; and

(2) restricted share units having a fair value equal to $125,000, granted under our 2011 Equity Incentive Plan.

The supervisory directors' options and restricted share units vest at a rate of 8.33% per quarter over a period of three years from the date of grant, so long as the supervisory director continues to serve as a director on each such vesting date. Each option expires upon the earlier of ten years from the date of grant or three months after the supervisory director ceases to serve as a director. The exercise price of the options granted under our 2005 Non-Employee Directors' Share Option Plan, as amended, is the fair market value of our ordinary shares on the date of grant.

For the purposes of determining the number of share options and restricted share units to be granted at each annual general meeting or upon initial appointment, the fair value of each share option and restricted share unit is determined by the Supervisory Board using a generally accepted equity pricing valuation methodology, such as the Black-Scholes model or binomial method for share options, with such modifications as it may deem appropriate to reflect the fair market value of the equity awards. In fiscal 2012, we used the Black-Scholes model to determine fair market value of share options.

Compensation Committee Interlocks and Insider Participation

During fiscal 2012, Messrs. Gyenes, Overholser, and Page served as members of our Compensation Committee. During fiscal 2012, no member of our Compensation Committee was an officer or employee of Vistaprint or of our subsidiaries or had any relationship with us requiring disclosure under SEC rules.

During fiscal 2012, none of our executive officers served as a member of the board of directors or compensation committee (or other committee serving an equivalent function) of any entity that had one or more executive officers serving as a member of our Supervisory Board or Compensation Committee.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides information as of June 30, 2012 about the securities issued or authorized for future issuance under our equity compensation plans.

Equity Compensation Plan Information

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights(1)	(b) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column(a))
Equity compensation plans approved by shareholders(1)	4,275,039	$34.02	3,833,226(3)
Equity compensation plans not approved by shareholders(2)	—	—	—
Total	4,275,039	$34.02	3,833,226(3)

(1) Consists of our Amended and Restated 2000-2002 Share Incentive Plan, Amended and Restated 2005 Equity Incentive Plan, 2005 Non-Employee Directors' Share Option Plan, and 2011 Equity Incentive Plan. This column does not include an aggregate of 1,099,390 shares underlying restricted share units that were unvested as of June 30, 2012.

(2) Consists of our 2011 Inducement Share Plan. This column does not include an aggregate of 506,343 restricted shares outstanding as of June 30, 2012.

(3) Includes 3,717,752 shares available for future awards under our 2011 Equity Incentive Plan and 115,474 shares available for future awards under our 2005 Non-Employee Directors' Share Option Plan, as amended. No shares are available for future award under our 2011 Inducement Share Plan, Amended and Restated 2005 Equity Incentive Plan, or Amended and Restated 2000-2002 Share Incentive Plan.



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FRANCE | www.vistaprint.fr
GERMANY | www.vistaprint.de
IRELAND | www.vistaprint.ie
ITALY | www.vistaprint.it
JAPAN | www.vistaprint.jp
NETHERLANDS | www.vistaprint.nl
NEW ZEALAND | www.vistaprint.co.nz
NORWAY | www.vistaprint.no
POLAND | www.vistaprint.pl
PORTUGAL | www.vistaprint.pt
SINGAPORE | www.vistaprint.sg
SOUTH KOREA | www.vistaprint.co.kr
SPAIN | www.vistaprint.es
SWEDEN | www.vistaprint.se
SWITZERLAND | www.vistaprint.ch
TURKEY | www.vistaprint.com.tr
UNITED KINGDOM | www.vistaprint.co.uk
UNITED STATES | www.vistaprint.com
ALBELLI | www.albelli.com
WEBS | www.webs.com

Vistaprint Make an impression.

Vistaprint N.V. | Hudsonweg 8 | 5928 LW Venlo | The Netherlands

The testimonials on the front cover come from actual Vistaprint customers.

CORPORATE INFORMATION

Management Board

Robert Keane
President and Chief Executive Officer

Don Nelson
Executive Vice President, Capabilities and Chief Information Officer

Trynka Shineman
Executive Vice President, Global Marketing and Chief Customer Officer

Ernst Teunissen
Executive Vice President and Chief Financial Officer

Supervisory Board

John J. Gavin, Jr.
Former Chief Financial Officer, BladeLogic

Peter Gyenes
Chairman, Sophos Ltd.

George Overholser
CEO, Third Sector Capital Partners

Louis Page
President and Managing General Partner, Window To Wall Street

Richard Riley
Former Chairman and Chief Executive Officer, LoJack Corporation

Mark Thomas
Founder and Partner, Monitor Clipper Partners

Independent Registered Public Accounting Firm

Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116
USA
Phone: +1-617-266-2000

Corporate Counsel

WilmerHale
60 State Street
Boston, MA 02109
USA
Phone: +1-617-526-6000

Stibbe
Stibbetoren
Strawinskylaan 2001
1077 ZZ Amsterdam
The Netherlands
Phone: +31-20-546-06-06

Transfer Agent

Computershare Trust Company, N.A.
250 Royall Street
Canton, MA 02021
USA
Phone: +1-800-962-4284

Financial Information

To request financial documents such as our 10-K for the fiscal year ended June 30, 2012, as filed with the Securities and Exchange Commission, please visit ir.vistaprint.com, call our investor relations line at +1-781-652-6480 or send an email to ir@vistaprint.com.

General Information

Members of the media or others seeking information on the company should contact the public relations department at +1-781-652-6444 or publicrelations@vistaprint.com.

Annual General Meeting of Shareholders

November 8, 2012
Stationsplein 53 – 57
1012 AB Amsterdam
The Netherlands

Vistaprint Make an impression.